EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

AMONG

VONAGE HOLDINGS CORP.,

THUNDER ACQUISITION CORP.,

TELESPHERE NETWORKS LTD. AND

JOHN CHAPPLE AND GARY O’MALLEY, COLLECTIVELY AS THE REPRESENTATIVE

NOVEMBER 4, 2014

ARTICLE 1	CERTAIN DEFINITIONS 2

ARTICLE 2	THE MERGER 20

2.1	Conversion of Shares 20

2.2	Treatment of Company Options and Company Warrants 21

2.3	Adjustments 22

2.4	Escrow; Expense Fund 25

2.5	The Closing 26

2.6	Effects of the Merger 26

2.7	Exchange 26

2.8	Dissenting Shares 28

2.9	Tax Withholding 28

2.10	Further Assurances 29

ARTICLE 3	REPRESENTATIONS AND WARRANTIES OF THE COMPANY 29

3.1	Organization and Good Standing 29

3.2	Subsidiaries 29

3.3	Power, Authorization and Validity 30

3.4	Capitalization of the Company 31

3.5	No Conflict 33

3.6	Litigation 33

3.7	Taxes 33

3.8	Related Party Transactions 37

3.9	Company Financial Statements 37

3.10	Title to Properties 37

3.11	Absence of Certain Changes 38

3.12	Contracts, Agreements, Arrangements, Commitments and Undertakings 40

3.13	No Default; No Restrictions 42

3.14	Intellectual Property 43

3.15	Compliance with Laws 47

3.16	Employees, ERISA and Other Compliance 48

3.17	Books and Records 51

3.18	Insurance 51

3.19	Environmental Matters 51

3.20	Customers and Suppliers 52

3.21	Accounts Receivable 53

3.22	Foreign Corrupt Practices Act 53

3.23	Export Controls 53

3.24	Corporate Documents 54

3.25	Transaction Fees 54

3.26	Disclosure 54

ARTICLE 4	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB 54

4.1	Organization and Good Standing 54

4.2	Power, Authorization and Validity 54

4.3	No Conflict 55

4.4	Interim Operations of Merger Sub 55

4.5	Litigation 56

4.6	Brokers 56

4.7	Financing 56

4.8	Reports and Financial Statements 56

4.9	No Material Adverse Effect 56

ARTICLE 5	COMPANY COVENANTS 57

5.1	Advise of Changes 57

5.2	Maintenance of Business 57

5.3	Conduct of Business 58

5.4	Regulatory Approvals 58

5.5	Approval of Company Stockholders 58

5.6	Necessary Consents 60

5.7	Litigation 60

5.8	No Other Negotiations 60

5.9	Access to Information 61

5.10	Satisfaction of Conditions Precedent 62

5.11	Termination of Certain Company Benefit Arrangements 62

5.12	Repayment of Debt 62

5.13	Notices to Company Securityholders and Employees 62

5.14	Closing Certificates 63

5.15	Takeover Statutes 63

5.16	Corporate Matters 63

5.17	Open Source Software 63

5.18	Surrender of 214 Licenses 63

5.19	Tail Policy 63

ARTICLE 6	PARENT COVENANTS 64

6.1	Advise of Changes 64

6.2	Regulatory Approvals 64

6.3	Satisfaction of Conditions Precedent 64

6.4	Indemnification of Company Directors and Officers 65

6.5	Continuation of Certain Company Benefit Arrangements 65

ARTICLE 7	CONDITIONS TO CLOSING OF MERGER 66

7.1	Conditions to Each Party’s Obligation to Effect the Merger 66

7.2	Additional Conditions to Obligations of Parent and Merger Sub 67

7.3	Additional Conditions to Obligations of the Company 70

ARTICLE 8	TERMINATION OF AGREEMENT 71

8.1	Termination by Mutual Consent 71

8.2	Unilateral Termination 71

8.3	Effect of Termination 72

ARTICLE 9	SURVIVAL OF REPRESENTATIONS, INDEMNIFICATION AND REMEDIES, CONTINUING COVENANTS 72

9.1	Survival 72

9.2	Company Agreement to Indemnify 73

9.3	Parent Agreement to Indemnify 74

9.4	Limitations 74

9.5	Notice of Claim 76

9.6	Defense of Third-Party Claims 77

9.7	Contents of Notice of Claim 77

9.8	Resolution of Notice of Claim 78

9.9	Release of Remaining Escrow Fund 79

9.10	Tax Consequences of Indemnification Payments 79

9.11	No Right of Contribution 80

9.12	Exclusive Remedy 80

9.13	Appointment of Representative 80

ARTICLE 10	TAX MATTERS 82

10.1	Tax Returns 82

10.2	Cooperation 83

10.3	Tax Audits 83

10.4	Transfer Taxes 84

10.5	Tax Year 84

10.6	Tax Refunds 84

ARTICLE 11	MISCELLANEOUS 85

11.1	Governing Law 85

11.2	Assignment; Binding Upon Successors and Assigns 85

11.3	Severability 85

11.4	Counterparts 85

11.5	Other Remedies 85

11.6	Amendments and Waivers 86

11.7	Expenses 86

11.8	Attorneys’ Fees 86

11.9	Notices 86

11.10	Waiver of Jury Trial 88

11.11	Interpretation; Rules of Construction 88

11.12	Third-Party Beneficiary Rights 89

11.13	Public Announcement 89

11.14	Confidentiality 89

11.15	Entire Agreement 90

EXHIBITS

Exhibit A        Form of Support Agreement
Exhibit B        Form of Articles of Merger
Exhibit C        Form of Parachute Payment Waiver

Exhibit D	Form of Employee Covenants Agreement

Exhibit E	Form of Investment Representation Letter

Exhibit F	Form of Option Surrender Agreement

SCHEDULES

Schedule 1.1(a)	Major Stockholders

Schedule 1.1(b)	Closing Working Capital Amount Illustrative Example

Schedule 1.1(c)	Entity Representatives

Schedule 1.1(d)	Required Employees

Schedule 2.1(d)	Certain Payments

Schedule 5.12	Closing Pay-Off Debt

Schedule 5.17(b)	Software Plan

Schedule 7.2(g)	Persons to Execute Employee Covenants Agreements

Schedule 7.2(h)	Consents

Schedule 7.2(i)	Stockholder Agreements to be Terminated

Schedule 7.2(w)	Agreements to be Terminated

Schedule 7.2(y)	Certain Specified Actions

Schedule 7.2(aa)	Delivery of Software

Schedule 9.2(g)	Certain Indemnification Matters

Schedule 9.2(h)	Certain Tax Indemnification Matters

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of November 4, 2014 (the “Agreement Date”) by and among Vonage Holdings Corp., a Delaware corporation (“Parent”), Thunder Acquisition Corp., a Washington corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Telesphere Networks Ltd., a Washington corporation (the “Company”) and each of John Chapple and Gary O’Malley, as representative of the securityholders of the Company (collectively, the “Representative”).
RECITALS
A.    The parties intend that Merger Sub shall merge with and into the Company (the “Merger”), with the Company to be the surviving corporation of the Merger (the “Surviving Corporation”), on the terms and subject to the conditions of this Agreement and pursuant to the Washington Business Corporation Act, as amended (the “WBCA”).
B.    The boards of directors of Merger Sub and the Company have determined that the Merger is in the best interests of their respective stockholders and have unanimously approved and declared advisable the Merger upon the terms and subject to the conditions set forth in this Agreement and the board of directors of the Company has recommended the adoption of this Agreement and approval of the Merger by the stockholders of the Company.
C.    Immediately following the execution and delivery of this Agreement, it is anticipated that (i) certain of the Company Stockholders holding sufficient type and number of shares of Company Capital Stock to adopt this Agreement and approve the Merger under all applicable state laws and the Company’s Articles of Incorporation and bylaws will execute and deliver to the Company, and the Company shall thereafter deliver to Parent, a true, correct and complete copy of a stockholder written consent, in the form reasonably acceptable to Parent, providing for the adoption of this Agreement and approval of the Merger and such other matters as are provided therein (the “Stockholder Consent”) which will constitute the Stockholder Approval and (ii) the Company shall obtain from the Persons identified on Schedule 1.1(a) (the “Major Stockholders”) and deliver to Parent support agreements in the form attached hereto as Exhibit A (the “Support Agreements”), pursuant to which such Major Stockholders shall have agreed, among other things, (a) to vote their shares of Company Capital Stock in favor of approval and adoption of this Agreement and the transactions contemplated hereby, (b) to grant Parent an irrevocable proxy to vote such shares in a manner consistent with the terms of such Support Agreements, (c) to vote against any Alternative Transaction, (d) not to transfer any of their shares of Company Capital Stock from the Agreement Date until the Effective Time, (e) not to revoke their Stockholder Consents approving and adopting this Agreement and the Merger and (f) to be bound by the provisions of this Agreement as a Company Stockholder.
D.    Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, Clark Peterson and Sanjay Srinivasan are executing and delivering to Parent employment offer letters (each, an “Offer Letter”), which Offer Letters shall become effective only at the Effective Time.
E.    Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, Clark Peterson and Sanjay Srinivasan are executing and delivering to Parent an employee covenants agreement in the form attached hereto as Exhibit D (the “Employee Covenants Agreement”), which Employee Covenants Agreement shall only become effective at the Effective Time.
F.    Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe various conditions to the Merger as set forth in this Agreement.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and the mutual promises, covenants and conditions contained herein, the parties hereby agree as follows:
Article 1
CERTAIN DEFINITIONS
As used in this Agreement, the following terms shall have the meanings set forth below.
“Accredited Investor” means an “accredited investor” within the meaning of Regulation D promulgated under the Securities Act.
“Acquired Company” means the Company and each Subsidiary of the Company.
“Action” means any action, demand, claim, suit, litigation, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, arbitration, mediation, audit, inquiry, dispute, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.
“Adjusted Transaction Value” means, subject to adjustment in accordance with Section 2.3, an amount equal to (i) $114,000,000, plus (ii) the Aggregate Exercise Amount, minus (iii) the Closing Debt Amount, minus (iv) the amount of any Unpaid Transaction Fees.
“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise.
“Aggregate Closing Cash Consideration” means an amount in cash equal to (i) the Adjusted Transaction Value, minus (ii) the Stock Consideration; provided that the Aggregate Closing Cash Consideration shall be increased by the Closing Cash-in-Lieu and the number of shares of Parent Common Stock deliverable as Closing Shares shall be reduced accordingly.
“Aggregate Exercise Amount” means the aggregate dollar amount payable to the Company as the purchase price for the exercise of all Company Options (other than Underwater Options) and all Company Warrants.
“Aggregate Liquidation Preference Amount” means the sum of (i) if the Series A Preference Per Share Amount is greater than or equal to the As-Converted Series A Consideration Per Share, the product of: (a) the Series A Preference Per Share Amount; multiplied by (b) the aggregate number of shares of Series A Preferred Stock that are issued and outstanding immediately prior to the Effective Time (other than Disregarded Shares); plus (ii) if the Series B-1 Preference Per Share Amount is greater than or equal to the As-Converted Series B-1 Consideration Per Share, the product of: (a) the Series B-1 Preference Per Share Amount; multiplied by (b) the aggregate number of shares of Series B-1 Preferred Stock that are issued and outstanding immediately prior to the Effective Time (including any shares of Series B-1 Preferred Stock subject to issuance pursuant to Company Warrants that are exercised or deemed to have been exercised prior to the Effective Time, but excluding Disregarded Shares); plus (iii) if the Series C Preference Per Share Amount is greater than or equal to the As-Converted Series C Consideration Per Share, the product of: (a) the Series C Preference Per Share Amount; multiplied by (b) the aggregate number of shares of Series C Preferred Stock that are issued and outstanding immediately prior to the Effective Time (other than Disregarded Shares); plus (iv) if the Series D Preference Per Share Amount is greater than or equal to the As-Converted Series D Consideration Per Share, the product of: (a) the Series D Preference Per Share Amount; multiplied by (b) the aggregate number of shares of Series D Preferred Stock that are issued and outstanding immediately prior to the Effective Time (including any shares of Series D Preferred Stock subject to issuance pursuant to Company Warrants that are exercised or deemed to have been exercised prior to the Effective Time, but excluding Disregarded Shares).
“Aggregate Residual Amount” means an amount equal to (i) the Adjusted Transaction Value, minus (ii) the Aggregate Liquidation Preference Amount.
“Alternative Transaction” means any transaction or series of transactions involving: (i) the sale, license, disposition or acquisition of all or a material portion of the business or assets of any of the Acquired Companies, (ii) the issuance, grant, disposition or acquisition of (A) any Company Capital Stock or any shares of capital stock of any Subsidiary of the Company, (B) any option, call, warrant or right (whether or not immediately exercisable) to acquire any Company Capital Stock or any shares of capital stock of any Subsidiary of the Company, or (C) any security, instrument or obligation that is or may become convertible into or exchangeable for any Company Capital Stock or any shares of capital stock of any Subsidiary of the Company or (iii) any merger, consolidation, business combination, share exchange, reorganization or similar transaction involving any of the Acquired Companies.
“Articles of Incorporation” means the Company’s Sixth Amended and Restated Articles of Incorporation, as in effect on the Agreement Date.
“As-Converted Series A Consideration Per Share” means, with respect to each share of Series A Preferred Stock, the sum of (i) the product of (a) the Residual Per Share Amount, multiplied by (b) 1.5, plus (ii) the quotient of (a) the amount of all accrued Series A & B-1 Preferred Dividends with respect to such share of Series A Preferred Stock, divided by (b) the Residual Per Share Amount.
“As-Converted Series B-1 Consideration Per Share” means, with respect to each share of Series B-1 Preferred Stock, the sum of (i) the Residual Per Share Amount, plus (ii) the quotient of (a) the amount of all accrued Series A & B-1 Preferred Dividends with respect to such share of Series B-1 Preferred Stock, divided by (b) the Residual Per Share Amount.
“As-Converted Series C Consideration Per Share” means, with respect to each share of Series C Preferred Stock, the sum of (i) the Residual Per Share Amount, plus (ii) the quotient of (a) the amount of all accrued Series C & D Preferred Dividends with respect to such share of Series C Preferred Stock, divided by (b) the Residual Per Share Amount.
“As-Converted Series D Consideration Per Share” means, with respect to each share of Series D Preferred Stock, the sum of (i) the Residual Per Share Amount, plus (ii) the quotient of (a) the amount of all accrued Series C & D Preferred Dividends with respect to such share of Series D Preferred Stock, divided by (b) the Residual Per Share Amount.
“Available Cash” means an amount equal to (i) the Adjusted Transaction Value, minus (ii) the Aggregate Option Payment, minus (iii) the Stock Consideration.
“Average Trading Price” means the average of the closing price per share of Parent Common Stock on the New York Stock Exchange, as reported by the New York Stock Exchange, for the 15 consecutive full trading days ending on the Agreement Date.
“Balance Sheet Date” means September 30, 2014.
“Business Day” means any day that is not a Saturday, Sunday or other day on which banks are required or authorized by Law to be closed in New York, New York.
“Cash Percentage” means an amount, expressed as a percentage, equal to the quotient of (i) the Available Cash, divided by (ii) the sum of (a) the Available Cash, plus (b) the Stock Consideration.
“Closing” means the closing of the transactions necessary to consummate the Merger.
“Closing Cash-in-Lieu” means the Cash-in-Lieu attributable to any Closing Shares that would otherwise be delivered to Non-Qualifying Holders.
“Closing Date” means a date to be specified by the parties, which shall be no later than the second Business Day after the satisfaction or waiver (to the extent permitted by Law) of the conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver (to the extent permitted by Law and this Agreement) of those conditions), or at such other time or date as the parties hereto agree in writing.
“Closing Debt Amount” means, without duplication, the total amount of the Company’s Debt as of immediately prior to the Effective Time, but excluding all Unpaid Transaction Fees to the extent they would otherwise be considered part of the Closing Debt Amount.
“Closing Employee Payments” means all payments, benefits and other obligations triggered by or due as a result of the Merger whether made at or prior to the Effective Time or due as of the Effective Time but to be made following the Effective Time (whether or not subject to vesting or other conditions) arising out of any management, employment, retention, bonus, change in control, severance or other similar arrangements with current or former directors, officers, employees or consultants of any of the Acquired Companies and the employer portion of any associated employment Taxes (including any separation payments payable to any Non-Continuing Employees); provided, however, that payments to be made by Parent to any employee pursuant to the terms of an Offer Letter entered into by and between Parent and such Person shall not be deemed to be a Closing Employee Payment.
“Closing Financials Certificate” means a certificate of the Company, executed by the chief financial officer of the Company, dated as of the Closing Date, certifying the Company’s calculation of (i) the Closing Debt Amount (including an itemized list thereof and detailing any such amount that will be owed as of the Effective Time and to whom) and (ii) the amount of the Transaction Fees (including the Closing Employee Payments) that have been or will be paid by any of the Acquired Companies at or prior to the Effective Time, together with the amount of the Unpaid Transaction Fees (including an itemized list of each such Unpaid Transaction Fee and the Person to whom such payment will be made at or after the Effective Time by such Acquired Company or to whom such amount will be owed as of the Effective Time). The Closing Financials Certificate shall include a representation of the Company, certified by the chief financial officer of the Company, that such certificate includes all Transaction Fees previously paid by the Acquired Companies and all Unpaid Transaction Fees payable following the Closing by any of the Acquired Companies or any of their Affiliates (including Parent).
“Closing Shares” means a number of shares of Parent Common Stock equal to the quotient of (i) the Stock Consideration, divided by (ii) the Average Trading Price; provided that the Aggregate Closing Cash Consideration shall be increased by the Closing Cash-in-Lieu and the number of shares of Parent Common Stock deliverable as Closing Shares shall be reduced accordingly.
“Closing Working Capital Amount” means an amount equal to (i) the Company’s Current Assets as of the Closing Date, minus (ii) the Company’s Current Liabilities as of the Closing Date.
“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.
“Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.
“Company Ancillary Agreements” means each agreement or document (other than this Agreement) that the Company is to enter into as a party thereto pursuant to this Agreement.
“Company Balance Sheet” means the Company’s unaudited consolidated balance sheet as of the Balance Sheet Date included in the Company Financial Statements.
“Company Business” means the business of the Acquired Companies as presently conducted and as presently proposed by the Acquired Companies to be conducted as of the Agreement Date and as of the Effective Time, including the design, development, manufacturing, distribution, sale, marketing, licensing, supply, and provision of the Company Offerings.
“Company Capital Stock” means the Company Common Stock, the Company Preferred Stock, and any other capital stock of the Company that may be outstanding from time to time, taken together.
“Company Common Stock” means the Company’s common stock, par value $0.01 per share.
“Company Employee Agreement” means each management, employment, retention, change in control, severance, Tax gross-up, consulting, relocation, repatriation or expatriation agreement or other similar Contract between any of the Acquired Companies and any current or former employee, independent contractor or director of any of the Acquired Companies or any of their Affiliates.
“Company Employee Plan” means any plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, vesting acceleration, change in control pay, termination pay, deferred compensation, profit-sharing, bonuses or other incentives, performance awards, stock or stock-related awards, insurance coverage (including any self-insured arrangements that are clearly identified as such), vacation or other paid-time off benefits, disability benefits, death benefits, hospitalization benefits, retirement benefits, postretirement or retiree welfare benefits, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA (whether or not ERISA is applicable to such plan), that is sponsored by, or has been maintained, contributed to, or required to be sponsored, maintained or contributed to, by any of the Acquired Companies or any ERISA Affiliate for the benefit of any current or former employee, independent contractor or director of any of the Acquired Companies or any of their Affiliates, or with respect to which any of the Acquired Companies or any ERISA Affiliate has or may have any Liability or obligation; provided, however, that “Company Employee Plan” shall not include any Company Employee Agreement.
“Company Financial Statements” means (i) the Company’s consolidated audited balance sheets dated December 31, 2011, December 31, 2012 and December 31, 2013, (ii) the Company’s consolidated audited statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2011, December 31, 2012 and December 31, 2013, (iii) the Company’s consolidated unaudited statements of operations and cash flows for the nine months ended September 30, 2014 and (iv) the Company Balance Sheet.
“Company Intellectual Property Rights” means any and all Intellectual Property Rights that are owned, used, held for use or practiced by any of the Acquired Companies, including any Intellectual Property Rights incorporated into or otherwise used, held for use or practiced in connection with (or planned by any of the Acquired Companies to be incorporated into or otherwise used, held for use or practiced in connection with) any Company Offering.
“Company Material Contract” means any (i) Contract required to be listed on the Company Disclosure Letter pursuant to Section 3.10, Section 3.12 or Section 3.14, (ii) Non-Negotiated Vendor Contracts, (iii) Contract that includes any grant of any Intellectual Property License by any Acquired Company to any customer of any Acquired Company and is not required to be listed on the Company Disclosure Letter pursuant to Section 3.12 and (iv) non-disclosure Contract or other Contract concerning the use or disclosure of Proprietary Information by, to, or from any of the Acquired Companies and not required to be listed on the Company Disclosure Letter pursuant to Section 3.12.
“Company Offerings” means any and all products or services offered, licensed, provided, sold, distributed, made available or otherwise exploited by or for any of the Acquired Companies, and any and all products or services under design or development (or already designed or developed) by or for any of the Acquired Companies, including all versions and releases of the foregoing, together with any related documentation, materials, or information.
“Company Optionholders” means the holders of Company Options.
“Company Options” means options to purchase shares of Company Common Stock that are outstanding and unexercised immediately prior to the Effective Time.
“Company Preferred Stock” means the Series A Preferred Stock, the Series B-1 Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock, collectively.
“Company Securities” shall mean all securities of the Company, including all Company Capital Stock, Company Options, Company Warrants and all other securities that are convertible into, or exercisable or exchangeable for, securities of the Company.
“Company Securityholders” means the Company Stockholders, Company Optionholders and Company Warrantholders, collectively.
“Company Software” means all Software owned by or developed by or for any of the Acquired Companies.
“Company Stock Plan” means the Telesphere Networks Ltd. 2006 Equity Incentive Plan, as it may be amended from time to time.
“Company Stockholders” means the holders of shares of Company Capital Stock.
“Company Technology” means any and all Technology owned, used, held for use or practiced by any of the Acquired Companies, including any Technology incorporated into or otherwise used, held for use or practiced in connection with (or planned by any of the Acquired Companies to be incorporated into or otherwise used, held for use or practiced in connection with) any Company Offering.
“Company Warrantholders” means the holders of Company Warrants.
“Company Warrants” means the warrants to purchase shares of Company Capital Stock.
“Contaminant” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “corruptant,” “worm,” “malware,” “spyware,” or “trackware” (as such terms are commonly understood in the Software industry) or any other code designed, intended to, or that does have any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, any computer, tablet computer, handheld device or other device, or (ii) damaging or destroying any data or file without a user’s consent.
“Contract” means any written or oral legally binding contract, agreement, instrument, arrangement, commitment, understanding or undertaking (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts and purchase and sale orders).
“Copyleft License” means any license of Technology that provides, as a condition to the use, modification, or distribution of such licensed Technology, that such licensed Technology or any other Technology that is incorporated into, derived from, based on, linked to, or used or distributed with such licensed Technology, be licensed, distributed, or otherwise made available: (i) in a form other than binary or object code (e.g., in source code form); (ii) under terms that permit redistribution, reverse engineering, or creation of derivative works or other modification; or (iii) without a license fee. “Copyleft Licenses” include the GNU General Public License, the GNU Library General Public License, the GNU Lesser General Public License, the Affero General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License, and all Creative Commons “sharealike” licenses.
“Copyrights” means copyrights and similar or equivalent rights with respect to Works of Authorship and all registrations of the foregoing and applications for the foregoing (including moral and economic rights, however denominated).
“Current Assets” means the Company’s current assets as of the Closing Date determined in accordance with GAAP, as applied in the preparation of the Company Financial Statements and as applied in the illustrative example set forth on Schedule 1.01(b).
“Current Liabilities” means the Company’s current liabilities as of the Closing Date (but excluding all Unpaid Transaction Fees and the Closing Debt Amount, in each case to the extent they would otherwise be considered part of the Current Liabilities of the Company), determined in accordance with GAAP, as applied in the preparation of the Company Financial Statements and as applied in the illustrative example set forth on Schedule 1.01(b).
“Debt” means, without duplication, (i) the principal amount of the Acquired Companies’ outstanding indebtedness for borrowed money (as defined by and determined in accordance with GAAP), (ii) obligations of the Acquired Companies for deferred purchase price of property or services, (iii) obligations of the Acquired Companies evidenced by notes, bonds, debentures or other similar instruments or arising out of indentures, (iv) obligations of the Acquired Companies as lessee that would be required to be capitalized in accordance with GAAP, and (v) obligations of the Acquired Companies in connection with any letter of credit, banker’s acceptance, guarantee, surety, performance or appeal bond, or similar credit transaction, in each case as of immediately prior to the Effective Time and including any interest accrued thereon and any penalties or premiums that may be due upon repayment of such indebtedness at or in connection with the Closing, whether such indebtedness or obligations are long-term or short-term.
“Dissenting Shares” means any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which dissenters’ rights shall have been perfected in accordance with the WBCA in connection with the Merger.
“Encumbrance” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, collateral assignment, adverse claim, exclusive license or covenant, option to obtain an exclusive license or covenant, restriction or other encumbrance of any kind in respect of such asset (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset); provided, however, that restrictions on transferability imposed by foreign, federal or state securities laws shall not constitute an “Encumbrance.”
“Environmental Law” means any federal, provincial, state or local statute, Law, regulation, guideline, rule, standard or other legal requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Law or regulation relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any entity (whether or not incorporated) other than any Acquired Company that, together with such Acquired Company, is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.
“Escrow Agent” means MUFG Union Bank, N.A., in its capacity as escrow agent under the Escrow Agreement.
“Escrow Amount” means the sum of (i) the General Escrow Amount, plus (ii) the Tax Escrow Amount.
“Escrow Cash-in-Lieu” means the product of (i) the portion of the Escrow Amount attributable to Non-Qualifying Holders, multiplied by (ii) the Cash Percentage.
“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.
“Expense Fund Amount” means $130,000.
“Expiration Date” means the date which is 18 months from and after the Closing Date.
“Fully Diluted Common Shares” means the sum of, without duplication: (i) the aggregate number of shares of Company Common Stock that are issued and outstanding as of immediately prior to the Effective Time (including shares issued upon exercise of Company Options (other than Underwater Options) contingent on the Merger, if any, but excluding any Treasury Shares), plus (ii) the maximum aggregate number of shares of Company Common Stock issuable upon full exercise, exchange or conversion of all Company Securities (other than Underwater Options) that are outstanding as of immediately prior to the Effective Time calculated on a fully diluted, as converted to Company Common Stock basis (including all shares of Company Common Stock (a) issuable upon conversion of any issued and outstanding Company Preferred Stock, including any shares of Company Preferred Stock subject to issuance pursuant to Company Warrants that are exercised or deemed to have been exercised prior to the Effective Time (in each case, other than those shares of Company Preferred Stock having a Per Share Preference Amount that is equal to or greater than the Per Share Conversion Amount) or (b) subject to Company Options (other than Underwater Options) or Company Warrants that are outstanding as of immediately prior to the Effective Time, but excluding any Treasury Shares), plus (iii) if the As-Converted Series A Consideration Per Share is greater than the Series A Preference Per Share Amount, an amount of shares of Company Common Stock equal to the quotient of (a) the aggregate accrued Series A & B-1 Preferred Dividends on all shares of Series A Preferred Stock, divided by (b) the Residual Per Share Amount, plus (iv) if the As-Converted Series B-1 Consideration Per Share is greater than the Series B-1 Preference Per Share Amount, an amount of shares of Company Common Stock equal to the quotient of (a) the aggregate accrued Series A & B-1 Preferred Dividends on all shares of Series B-1 Preferred Stock, divided by (b) the Residual Per Share Amount, plus (v) if the As-Converted Series C Consideration Per Share is greater than the Series C Preference Per Share Amount, an amount of shares of Company Common Stock equal to the quotient of (a) the aggregate accrued Series C & D Preferred Dividends on all shares of Series C Preferred Stock, divided by (b) the Residual Per Share Amount, plus (vi) if the As-Converted Series D Consideration Per Share is greater than the Series D Preference Per Share Amount, an amount of shares of Company Common Stock equal to the quotient of (a) the aggregate accrued Series C & D Preferred Dividends on all shares of Series D Preferred Stock, divided by (b) the Residual Per Share Amount.
“GAAP” means United States generally accepted accounting principles applied on a consistent basis.
“General Escrow Amount” means $11,600,000.
“Governmental Authority” means any (i) multinational or supranational body exercising legislative, judicial or regulatory powers, (ii) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (iii) federal, state, local, municipal, foreign or other government or (iv) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, bureau, commission, instrumentality, official, organization, unit, or body and any court or other tribunal).
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Indemnified Party” means any Parent Indemnified Person or any Securityholder Indemnified Person, in each case, to the extent such Person makes a Claim for indemnification under Article 9.
“Indemnified Taxes” means (i) any Taxes of the Acquired Companies with respect to any Pre-Closing Tax Period, (ii) any Taxes of the Company Securityholders or their respective Affiliates for which any of the Acquired Companies or any Parent Indemnified Person is liable, whether by reason of any requirement to withhold or otherwise, and incurred in connection with the Merger or this Agreement, (iii) any Taxes for which any of the Acquired Companies is held liable under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local or foreign Tax Law) by reason of such entity being included in any consolidated, affiliated, combined or unitary group in any Pre-Closing Tax Period, (iv) any Taxes of another Person for which any of the Acquired Companies is held liable as a result of being a successor or transferee of such Person on or prior to the Closing Date or as a result of any express or implied obligation existing on or prior to the Closing Date to indemnify any such Person, by Contract or otherwise, and (v) any Taxes incurred as a result of the transactions contemplated by this Agreement except, in each case, to the extent such Taxes are explicitly taken into account in the calculation of the Closing Working Capital Amount. For purposes of the foregoing, in the case of a Straddle Period, the amount of any Tax based on or measured by income or receipts or imposed in connection with any transaction of any of the Acquired Companies that is allocable to the portion of a Straddle Period ending on the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the Tax period of any partnership or other pass-through entity in which any of the Acquired Companies holds a beneficial interest shall be deemed to terminate at such time), and the amount of any other Tax of any of the Acquired Companies that is allocable to the portion of a Straddle Period ending on the Closing Date shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the portion of the Straddle Period ending on and including the Closing Date, and the denominator of which is the total number of days in the entire Straddle Period. Notwithstanding the foregoing, the amount of Tax liabilities of the Acquired Companies for the Pre-Closing Tax Period shall (A) be computed by assuming that Parent will not make an election pursuant to Code Section 338(g), or under any comparable provisions of any other state, local or foreign laws, with respect to the Merger, (B) exclude any Taxes incurred after the Closing on the Closing Date that are not in the Ordinary Course of Business of the Acquired Companies, other than from actions specifically contemplated by this Agreement and (C) be computed by taking into account any estimated Tax payments made by any Acquired Company attributable to a Pre-Closing Tax Period.
“Indemnitor” means (i) with respect to the Parent Indemnifying Parties, Parent and (ii) with respect to the Company Indemnifying Parties, the Representative.
“Intellectual Property License” means any license, sublicense, right, covenant, non-assertion, permission, immunity, consent, release or waiver under or with respect to any Intellectual Property Rights or Technology.
“Intellectual Property Rights” means any and all rights in Technology and/or industrial property (anywhere in the world, whether statutory, common law or otherwise) including (i) Patents; (ii) Copyrights; (iii) other rights with respect to Software, including registrations of these rights and applications to register these rights; (iv) industrial design rights and registrations of these rights and applications to register these rights; (v) rights with respect to Marks, and all registrations for Marks and applications to register Marks; (vi) rights with respect to Domain Names, including registrations for Domain Names; (vii) rights with respect to Proprietary Information, including rights to limit the use or disclosure of Proprietary Information by any Person; (viii) rights with respect to Databases, including registrations of these rights and applications to register these rights; (ix) rights of publicity and personality, including all rights with respect to use of a Person’s name, signature, likeness, image, photograph, voice, identity, personality, and biographical and personal information and materials; (x) renewals, reissues, reversions, reexaminations, or extensions of any of the foregoing; and (xi) any rights equivalent or similar to any of the foregoing.
“Investment Representation Letter” means an Investment Representation Letter substantially in the form attached hereto as Exhibit E.
“IRS” means the United States Internal Revenue Service.
“IT Systems” means all computer systems, servers, network equipment and other computer hardware owned, leased or licensed by any of the Acquired Companies and otherwise used in the conduct of the Company Business.
“Knowledge” means the knowledge of a particular fact, circumstance, event or other matter in question of any of the Persons listed in Schedule 1.1(c) (collectively, the “Entity Representatives”). Any such Entity Representative will be deemed to have knowledge of a particular fact, circumstance, event or other matter if such Entity Representative has actual knowledge of the fact, circumstance, event or other matter after due inquiry of the employees directly reporting to such Entity Representative that are set forth opposite the name of such Entity Representative in Schedule 1.1(c).
“Law” means, collectively, all foreign, federal, state, local or municipal laws, statutes, ordinances, directives, ordinances, edicts, regulations, and rules, and all orders, rulings, writs, injunctions, awards, judgments and decrees (and any regulations promulgated thereunder), and other legislative measures or decisions having the force of law, treaties, conventions and other agreements between states, or between states and supranational bodies, rules of common law, customary law and equity and all civil or other codes, applicable to the assets, properties and business of the applicable Person.
“Liabilities” means any debt, duty, Tax, obligation or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, duty, Tax, obligation or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, duty, liability, Tax or obligation is immediately due and payable.
“Marks” means trademarks, service marks, logos and design marks, trade dress, trade names, fictitious and other business names, and brand names, together with all goodwill associated with any of the foregoing.
“Material Adverse Change” and “Material Adverse Effect” means any change, event, circumstance, condition or effect that (a) is materially adverse to the business, financial condition or results of operations of such entity and its Subsidiaries, taken as a whole, or (b) would reasonably be expected to prevent, materially delay or materially impair such entity’s ability to consummate the transactions contemplated by this Agreement or to perform its obligations hereunder; provided, however, in no event shall any of the following be deemed, either alone or in combination, to constitute, nor shall any of the following be taken into account in determining whether there has been, a Material Adverse Change with respect to, or a Material Adverse Effect on, an entity (unless, in the case of clauses (i) through (vi) below, they have a disproportionate effect on such entity and its Subsidiaries as compared to any of the other companies in the industry in which such entity and its Subsidiaries operate, in which case, only the extent of such disproportionate effect shall be taken into account when determining whether there has been a Material Adverse Change with respect to, or a Material Adverse Effect on, such entity): (i) changes in general business, financial or economic conditions, (ii) changes affecting such entity’s industry generally, (iii) changes in national or international political conditions, including acts of war or terrorism, (iv) changes in financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (v) changes (or proposed changes) in Law or GAAP occurring after the Agreement Date, or (vi) the announcement of this Agreement or the transactions contemplated hereby.
“Materials of Environmental Concern” include chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substance that is currently regulated by an Environmental Law or that is otherwise a danger to health, reproduction or the environment.
“Merger Consideration” means (i) the consideration that a Non-Dissenting Stockholder is entitled to receive in exchange for such Non-Dissenting Stockholder’s shares of outstanding Company Capital Stock pursuant to Section 2.1(c) and, if applicable, Section 2.3(f) and (ii) the consideration that a Company Optionholder is entitled to receive in exchange for such Company Optionholder’s Company Options pursuant to Section 2.2(a) and, if applicable, Section 2.3(f).
“Merger Sub Ancillary Agreements” means each agreement or document (other than this Agreement) that Merger Sub is to enter into as a party thereto pursuant to this Agreement.
“Merger Sub Common Stock” means the common stock, par value $0.01 per share, of Merger Sub.
“Non-Continuing Employees” means the employees of the Acquired Companies who do not continue in employment with Parent or its Affiliates (including the Surviving Corporation and its Subsidiaries) on and immediately after the Closing Date.
“Non-Dissenting Stockholder” means each Company Stockholder that does not perfect his, her or its dissenters’ rights under Chapter 13 of the WBCA and is otherwise entitled to receive consideration pursuant to Section 2.1(c).
“Non-Negotiated Vendor Contract” means a Contract that meets all of the following conditions: (i) such Contract grants to the Acquired Companies a non-exclusive license to download or use generally commercially available, non-customized Software or a non-exclusive right to access and use the functionality of such Software on a hosted or “software-as-a-service” basis (and does not include any other Intellectual Property Licenses); (ii) such Contract is a non-negotiable “shrink-wrap” or “click-through” Contract; (iii) such Contract is expressly terminable for convenience by the Acquired Companies upon 60 days’ or less prior notice and does not impose any continuing obligations on or grant of rights by the Acquired Companies that survive termination or expiration of such Contract; (iv) the Software is not included, incorporated or embedded in, linked to, combined or distributed with, or used in the development, design, delivery, distribution or provision of, any Company Software or Company Offering; (v) such Contract does not require the Acquired Companies to pay any license fee, subscription fee, service fee or other amount except for a one-time license fee of no more than $10,000 or ongoing subscription or service fees of no more than $5,000 per year; and (vi) such Contract is not a license for Open Source Software.
“Non-Qualifying Holder” means a holder of Company Capital Stock that (i) has not, at least three Business Days prior to Closing, delivered to Parent and the Company an Investment Representation Letter or (ii) has, at least three Business Days prior to Closing, delivered to Parent and the Company an Investment Representation Letter pursuant to which such holder has represented among other things, that it is not an Accredited Investor.
“Open Source Software” means any Software that is subject to or licensed, provided or distributed under any open source license (including any Copyleft License), including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative as of the Agreement Date) or the Free Software Definition (as promulgated by the Free Software Foundation as of the Agreement Date), or any substantially similar license.
“Ordinary Course of Business” means a course of business that is in the ordinary course of the business of the Acquired Companies and consistent with its past practices.
“Parent Ancillary Agreements” means each agreement or document (other than this Agreement) that Parent is to enter into as a party thereto pursuant to this Agreement.
“Parent Common Stock” means the shares of common stock, $0.001 par value per share, of Parent.
“Patents” means patents and patent applications, utility models and applications for utility models, inventor’s certificates and applications for inventor’s certificates, and invention disclosure statements.
“Per Share Conversion Amount” means the As-Converted Series A Consideration Per Share, the As-Converted Series B-1 Consideration Per Share, the As-Converted Series C Consideration Per Share or the As-Converted Series D Consideration Per Share, as applicable.
“Per Share Preference Amount” means the Series A Preference Per Share Amount, the Series B-1 Preference Per Share Amount, the Series C Preference Per Share Amount or the Series D Preference Per Share Amount, as applicable.
“Permitted Encumbrances” means (i) statutory liens for Taxes (a) not yet due or delinquent or (b) the validity or amount of which is being contested in good faith by appropriate proceedings; provided, that in the case of clause (b), adequate reserves in accordance with GAAP have been established therefor and are reflected on the Company Financial Statements; (ii) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the Ordinary Course of Business relating to obligations as to which there is no default on the part of the Acquired Companies or the validity or amount of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in the Company Financial Statements in accordance with GAAP; (iii) pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation); and (iv) with respect to any real property leased by the Acquired Companies (a) Encumbrances on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising therefrom or benefiting or created by any superior estate, right or interest, (b) any Encumbrances that would be set forth in any title policies, endorsements, title commitments, title certificates and/or title reports and any zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities, and (c) minor encroachments; provided, however, that none of the foregoing described in clause (iv) will, individually or in the aggregate, materially impair the continued use and operation of the property to which they relate in the Company Business.
“Person” means any individual, corporation, company, limited liability company, partnership, limited liability partnership, trust, estate, proprietorship, joint venture, association, organization, entity or Governmental Authority.
“Personal Information” means, in addition to all information defined or described by any of the Acquired Companies as “personal information,” “personally identifiable information,” “PII,” or using any similar term in any of the Acquired Companies’ privacy policies or other public-facing statement, all information regarding or capable of being associated with an individual consumer or device, including: (i) information that identifies, could be used to identify or is otherwise identifiable with an individual or a device, including name, physical address, telephone number, email address, financial account number, government-issued identifier (including Social Security number and driver’s license number), medical, health or insurance information, gender, date of birth, educational or employment information, religious or political views or affiliations, marital or other status, photograph, face geometry, or biometric information, and any other data used or intended to be used to identify, contact or precisely locate an individual; (ii) any data regarding an individual’s activities online or on a mobile device or other application (e.g., searches conducted, web pages or content visited or viewed), whether or not such information is associated with an identifiable individual; and (iii) Internet Protocol addresses or other persistent identifiers. Personal Information may relate to any individual, including users of Internet and device applications who view or interact with the Company Offerings, or a current, prospective or former customer, employee or vendor of any Person. Personal Information includes information in any form, including paper, electronic and other forms.
“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and that portion of any Straddle Period ending on and including the Closing Date.
“Proprietary Information” means information and materials not generally known to the public, including trade secrets and other confidential and proprietary information.
“Pro Rata Share” means, with respect any Company Stockholder or Company Optionholder, the fraction having (i) a numerator equal to the aggregate amount of Merger Consideration that such Person is entitled to receive pursuant to Article 2 and (ii) a denominator equal to the Merger Consideration that all Company Stockholders and Company Optionholders are entitled to receive pursuant to Article 2.
“Qualifying Holder” means a holder of Company Capital Stock that has, at least three Business Days prior to Closing, delivered to Parent and the Company an Investment Representation Letter, pursuant to which such holder has represented among other things, that it is an Accredited Investor.
“Registered Company Intellectual Property Rights” means (i) all issued Patents, pending Patent applications, Mark registrations, applications for Mark registrations, Copyright registrations, applications for Copyright registrations and Domain Name registrations owned, filed or applied for by or on behalf of any of the Acquired Companies, and (ii) any other applications, registrations, recordings and filings filed by or on behalf of any of the Acquired Companies (or otherwise authorized by or in the name of any of the Acquired Companies) with respect to any Company Intellectual Property Rights.
“Required Employee” means each individual set forth on Schedule 1.1(d) of the Company Disclosure Letter.
“Residual Per Share Amount” means an amount equal to the quotient of (i) the Aggregate Residual Amount, divided by (ii) the number of Fully Diluted Common Shares.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the United States Securities Act of 1933, as amended.
“Series A Preferred Stock” means the shares of Series A Preferred Stock of the Company, par value $0.01 per share.
“Series A Preference Per Share Amount” means the sum of (i) $2.40, plus (ii) all accrued and declared but unpaid dividends on such share of Series A Preferred Stock.
“Series A & B-1 Preferred Dividends” has the meaning ascribed to such term in the Articles of Incorporation.
“Series B-1 Preferred Stock” means the shares of Series B-1 Preferred Stock of the Company, par value $0.01 per share.
“Series B-1 Preference Per Share Amount” means the sum of (i) $1.10, plus (ii) all accrued and declared but unpaid dividends on such share of Series B-1 Preferred Stock.
“Series C Preferred Stock” means the shares of Series C Preferred Stock of the Company, par value $0.01 per share.
“Series C Preference Per Share Amount” means the sum of (i) $1.25, plus (ii) all accrued and declared but unpaid dividends on such share of Series C Preferred Stock.
“Series C & D Preferred Dividends” has the meaning ascribed to such term in the Articles of Incorporation.
“Series D Preferred Stock” means the shares of Series D Preferred Stock of the Company, par value $0.01 per share.
“Series D Preference Per Share Amount” means the sum of (i) $1.63, plus (ii) all accrued and declared but unpaid dividends on such share of Series D Preferred Stock.
“Software” means all (i) computer programs, including all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) Databases, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (iv) documentation, including user manuals and other training documentation, related to any of the foregoing.
“Special Tax Indemnities” means any claim for indemnification made pursuant to clause (h) of Section 9.2 and any claim for indemnification made pursuant to clause (i) of Section 9.2 arising out of the matters described in clause (h) of Section 9.2.
“Special Tax Indemnities Taxes” means any Taxes described in Schedule 9.2(h), other than any such Taxes attributable to a Straddle Period.
“Special Tax Returns” means any Tax Returns relating to Special Tax Indemnities Taxes.
“Specified Representations” means (i) with respect to the Company, the representations and warranties of the Company set forth at Sections 3.1, 3.2, 3.3, 3.4, 3.7 and 3.25 and (ii) with respect to Parent and Merger Sub, the representations and warranties of Parent and Merger Sub set forth in Sections 4.1, 4.4 and 4.6.
“Spreadsheet” means a spreadsheet in form reasonably acceptable to Parent, which spreadsheet shall be dated as of the Closing Date and shall set forth, as of the Closing Date and immediately prior to the Effective Time, the following factual information relating to holders of Company Capital Stock, Company Options and Company Warrants: (i) the names of all the Company Stockholders, Company Optionholders and Company Warrantholders, and their respective last known addresses, taxpayer identification numbers and country of citizenship, (ii) the number and kind of shares of Company Capital Stock held by, or subject to the Company Options or Company Warrants held by, such Persons and, in the case of outstanding shares of Company Capital Stock, the respective certificate numbers, dates of acquisition and whether the shares (and, if so, how many) were received upon the exercise of Company Options or Company Warrants, (iii) the date of grant, type of grant (i.e., incentive stock option, or non-statutory stock option) and exercise price per share for each Company Option and the exercise price per share in effect for each Company Warrant, (iv) the vesting arrangements with respect to Company Options (including vesting schedule, vesting commencement date, date fully vested and the extent to which the Company Options are vested), (v) the calculation of the Adjusted Transaction Value, the Aggregate Exercise Amount, the Aggregate Closing Cash Consideration, the Aggregate Liquidation Preference Amount, the Aggregate Residual Amount, Series A Per Share Amount, the Series B-1 Per Share Amount, the Series C Per Share Amount, the Series D Per Share Amount, the Residual Per Share Amount, the Series A & B-1 Preferred Dividends, the Series C & D Preferred Dividends, the Fully Diluted Common Shares, the Aggregate Option Payment, the Average Trading Price, the Average Trading Price, the Stock Consideration, the Closing Shares, the Escrow Cash, the Escrow Shares, the Closing Cash-in-Lieu, the Escrow Cash-in-Lieu, the Cash Percentage, the Available Cash and the number of shares of Company Common Stock and Company Preferred Stock outstanding immediately prior to the Effective Time, (vi) the aggregate Merger Consideration payable at Closing to each Company Securityholder with respect to the shares of Company Capital Stock and Company Options held by such Company Securityholder, in accordance with this Agreement, including the Cash-in-Lieu payable to any Company Securityholder that is not a Qualifying Holder, (vii) each Qualifying Holder’s Qualifying Holder Stock Consideration and Cash Consideration, (viii) the Option Payment payable at Closing to each Company Optionholder, (ix) whether or not each payment made under this Agreement is subject to Tax withholding (but not the amount of withholding thereof), and (x) the Pro Rata Share (expressed both as a percentage and as a dollar amount) of each Company Stockholder and Company Optionholder in the Escrow Amount and the Expense Fund Amount at the Effective Time.
“Straddle Period” means any Tax period beginning before or on the Closing Date and ending after the Closing Date.
“Stock Consideration” means an amount equal to 20% of the Adjusted Transaction Value.
“Stock Percentage” means an amount, expressed as a percentage, equal to (i) one, minus (ii) the Cash Percentage.
“Subsidiary” means with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or a majority of the profit interests in such other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.
“SVB” means Silicon Valley Bank.
“SVB Credit Agreement” means the Amended and Restated Loan and Security Agreement dated as of May 28, 2013, between the Company and Silicon Valley Bank, as amended by the First Amendment thereto on September 12, 2014.
“Target Working Capital Amount” means negative three million one hundred fifty five thousand three hundred forty two dollars (-$3,155,342).
“Tax” (and, with correlative meaning, “Taxes”) means (i) any federal, state, local or foreign net income, alternative or add-on minimum, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental, estimated or windfall profit tax, custom duty, national insurance tax, health tax or other tax or other like assessment or charge in the nature of a tax (including any escheat or unclaimed property obligation), together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax (domestic or foreign), whether disputed or not, (ii) any Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Tax period, and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to indemnify any other Person, by Contract or otherwise.
“Tax Escrow Amount” means $2,000,000.
“Tax Escrow Expiration Date” means the date which is 36 months from and after the Closing Date.
“Tax Return” means any return, amended return, election declaration, report, claim for refund, information return or statement filed or required to be filed in respect of Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“Technology” means any and all: (i) technology, formulae, algorithms, procedures, processes, methods, techniques, ideas, know-how, creations, inventions, discoveries, and improvements (whether patentable or unpatentable and whether or not reduced to practice); (ii) technical, engineering, manufacturing, product, marketing, servicing, business, financial, supplier, personnel and other information and materials; (iii) customer lists, customer contact and registration information, customer correspondence and customer purchasing histories; (iv) specifications, designs, industrial designs, models, devices, prototypes, schematics and development tools; (v) Software, websites, content, images, logos, graphics, text, photographs, artwork, audiovisual works, sound recordings, graphs, drawings, reports, analyses, writings, and other works of authorship and copyrightable subject matter (“Works of Authorship”); (vi) databases and other compilations and collections of data or information (“Databases”); (vii) Marks; (viii) domain names, uniform resource locators and other names and locators associated with the Internet (“Domain Names”); and (ix) tangible embodiments of any of the foregoing, in any form or media whether or not specifically listed in this definition.
“Transaction Fees” means all out-of-pocket costs and expenses of the Acquired Companies, any employee of any of the Acquired Companies or any Company Securityholder incurred by, paid by, or to be paid by, any of the Acquired Companies in connection with the Merger and this Agreement (and the related term sheet) and the transactions contemplated hereby, including, without duplication, (i) any fees and expenses of investment bankers, financial advisors, legal counsel, accountants or other professional advisors, (ii) all premiums and related costs for any directors’ and officers’ liability insurance (including any tail insurance policies) purchased by the Company in connection with the transactions contemplated by this Agreement, (iii) any corporate-level employment Taxes based on payments pursuant to this Agreement or attributable to a Closing Employee Payment, (iv) all Closing Employee Payments, (v) 50% of any filing fee under the HSR Act and (vi) the Aggregate Equity Release Amount.
“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.
“Underwater Option” means any Company Option that has an exercise price payable in respect of a share of Company Common Stock subject to such Company Option that equals or exceeds the Residual Per Share Amount, whether or not vested.
“Unpaid Transaction Fees” means any Transaction Fees, or portions thereof, that are not paid in full prior to the Effective Time.
“WARN Act” means the Workers Adjustment and Retraining Notification Act, as amended.
Other capitalized terms defined elsewhere in this Agreement and not defined in this Article 1 shall have the meanings assigned to such terms in this Agreement in the sections referenced below.

Defined Term	Section
280G Approval	5.5(e)
Accounting Referee	2.3(d)
Acquisition Proposal	5.5(c)
Aggregate Equity Release Amount	5.11(b)
Aggregate Option Payment	2.2(a)
Agreement	Preamble
Agreement Date	Preamble
Articles of Merger	2.5
Basket	9.4(d)
Cash Consideration	2.1(d)
Cash-in-Lieu	2.1(d)
Certificates	2.7(b)
Charter Documents	3.1
Claim	9.5(a)
Closing Balance Sheet	2.3(c)
Closing Pay-Off Debt	5.12
Closing Working Capital Statement	2.3(c)
Company	Preamble
Company Benefit Arrangement	3.16(h)
Company Continuing Employee	6.5(a)
Company Disclosure Letter	Article 3
Company Indemnification Provisions	6.4(a)
Company Indemnified Parties	6.4(a)
Company Indemnifying Parties	9.2
Company Representation Indemnities	9.2(a)
Company Representatives	5.8(a)
Confidentiality Agreement	5.9
Contested Claim	9.8(a)(ii)
Damages	9.2
Data Room	Article 3
Disputed Item	2.3(d)
Disregarded Shares	2.1(b)
Effective Time	2.5
Employee Covenants Agreement	Recitals
Equity Release Agreement	5.11(b)
Escrow Agreement	2.4(b)
Escrow Cash	2.4(a)
Escrow Fund	2.4(b)
Escrow Shares	2.4(a)
Estimated Adjusted Transaction Value	2.3(b)
Estimated Closing Balance Sheet	2.3(a)
Estimated Closing Working Capital Amount	2.3(a)
Exchange Agent	2.7(a)
Exchange Agreement	2.7(a)
Export Approvals	3.23(a)
Final Adjusted Transaction Value	2.3(f)(iv)
Governmental Permits	3.15(b)
Information Statement	5.5(b)
Insurance Coverage	5.19
Invention Assignment Agreement	3.14(k)
Licensed IP	3.14(c)
Major Stockholders	Recitals
Merger	Recitals
Merger Sub	Preamble
Notice of Claim	9.5(b)
Objection	2.3(d)
Objection Period	2.3(d)
Offer Letter	Recitals
Option Payment	2.2(a)
Option Surrender Agreement	7.2(x)
Owned Company IP	3.14(c)
Parent	Preamble
Parent Benefit Plans	6.5(b)
Parent Indemnified Persons	9.2
Parent Indemnifying Parties	9.3
Parent Reports	4.8
Parent Representation Indemnities	9.3(a)
Pre-Closing Tax Claim	10.3(c)
Privacy Notices	3.14(s)
Privacy Policy	3.14(s)
Qualifying Holder Stock Consideration	2.1(d)
Representative	Preamble
Representative Expenses	9.13(b)
Response Date	2.3(d)
Securityholder Indemnified Persons	9.3
Series A Per Share Amount	2.1(c)(i)
Series B-1 Per Share Amount	2.1(c)(ii)
Series C Per Share Amount	2.1(c)(iii)
Series D Per Share Amount	2.1(c)(iv)
Significant Customer	3.20(b)
Significant Supplier	3.20(c)
Specified Person	3.4(e)
Stockholder Approval	3.3(e)
Stockholder Consent	Recitals
Stockholder Letter of Transmittal	2.7(b)
Straddle Tax Claim	10.3(b)
Support Agreements	Recitals
Surviving Corporation	Recitals
Takeover Statute	3.3(f)
Tax Claim	10.3(a)
Third-Party Claim	9.5(b)(ii)

Transfer Taxes	10.4
Treasury Shares	2.1(b)
Value	9.8(c)
Waived 280G Benefits	5.5(e)
WBCA	Recitals
Withholding Options	2.7(a)

ARTICLE 2
THE MERGER
2.1    Conversion of Shares.
(a)    Conversion of Merger Sub Common Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of any holder of any Merger Sub common stock, each share of Merger Sub common stock that is issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, and the shares of the Surviving Corporation into which the shares of Merger Sub common stock are so converted shall be the only shares of common stock of the Surviving Corporation that are issued and outstanding immediately after the Effective Time.
(b)    Cancellation of Company-Owned Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of any holder of any Company Capital Stock, each share of Company Capital Stock held in the Company’s treasury (“Treasury Shares”) or owned by the Company, Parent or Merger Sub immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof or payment of consideration therefor (such shares of Company Capital Stock, together with any Dissenting Shares, the “Disregarded Shares”).
(c)    Conversion of Company Capital Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger:
(i)    each share of Series A Preferred Stock issued and outstanding immediately prior to the Effective Time (but excluding any Disregarded Shares), shall be cancelled and extinguished and automatically converted into the right to receive (subject to adjustment pursuant to Section 2.3, subject to the escrow and expense fund contribution provisions set forth in Section 2.4, and apportioned between cash and shares of Parent Common Stock as set forth in Section 2.1(d)) an amount equal to the greater of (A) the Series A Preference Per Share Amount or (B) the As-Converted Series A Consideration Per Share (the “Series A Per Share Amount”);
(ii)    each share of Series B-1 Preferred Stock issued and outstanding immediately prior to the Effective Time (but excluding any Disregarded Shares), shall be cancelled and extinguished and automatically converted into the right to receive (subject to adjustment pursuant to Section 2.3, subject to the escrow and expense fund contribution provisions set forth in Section 2.4, and apportioned between cash and shares of Parent Common Stock as set forth in Section 2.1(d)) an amount equal to the greater of (A) the Series B-1 Preference Per Share Amount or (B) the As-Converted Series B-1 Consideration Per Share (the “Series B-1 Per Share Amount”);
(iii)    each share of Series C Preferred Stock issued and outstanding immediately prior to the Effective Time (but excluding any Disregarded Shares), shall be cancelled and extinguished and automatically converted into the right to receive (subject to adjustment pursuant to Section 2.3, subject to the escrow and expense fund contribution provisions set forth in Section 2.4, and apportioned between cash and shares of Parent Common Stock as set forth in Section 2.1(d)) an amount equal to the greater of (A) the Series C Preference Per Share Amount or (B) the As-Converted Series C Consideration Per Share (the “Series C Per Share Amount”);
(iv)    each share of Series D Preferred Stock issued and outstanding immediately prior to the Effective Time (but excluding any Disregarded Shares), shall be cancelled and extinguished and automatically converted into the right to receive (subject to adjustment pursuant to Section 2.3, subject to the escrow and expense fund contribution provisions set forth in Section 2.4, and apportioned between cash and shares of Parent Common Stock as set forth in Section 2.1(d)) an amount equal to the greater of (A) the Series D Preference Per Share Amount or (B) the As-Converted Series D Consideration Per Share (the “Series D Per Share Amount”); and
(v)    each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (but excluding any Disregarded Shares), shall be cancelled and extinguished and automatically converted into the right to receive (subject to adjustment pursuant to Section 2.3, subject to the escrow and expense fund contribution provisions set forth in Section 2.4, and apportioned between cash and shares of Parent Common Stock as set forth in Section 2.1(d)) an amount equal to the Residual Per Share Amount.
(d)    Payments. With respect to any Qualifying Holder, the Merger Consideration payable to such Qualifying Holder pursuant to Section 2.1(c) shall be payable as: (i) an amount in cash equal to the product of (A) such Qualifying Holder’s Merger Consideration payable pursuant to Section 2.1(c), multiplied by (B) the Cash Percentage (such amount, a Qualifying Holder’s “Cash Consideration”); and (ii) that number of shares of Parent Common Stock equal to the quotient of (A)(1) such Qualifying Holder’s Merger Consideration payable pursuant to Section 2.1(c), minus (2) such Qualifying Holder’s Cash Consideration, divided by (B) the Average Trading Price (such number of shares, a Qualifying Holder’s “Qualifying Holder Stock Consideration”), in each case, subject to Section 2.7(c). Notwithstanding the foregoing, the Merger Consideration payable to the Qualifying Holders set forth on Schedule 2.1(d), shall be allocated as set forth therein. With respect to any Non-Qualifying Holder, such Non-Qualifying Holder’s Merger Consideration shall be payable entirely in cash (any such portion of cash paid to a Non-Qualifying Holder in lieu of what would otherwise be Qualifying Holder Stock Consideration, “Cash-in-Lieu”). In determining the aggregate number of shares of Parent Common Stock issuable to each Qualifying Holder, all shares of Parent Common Stock issuable to each holder with respect to its shares of Company Capital Stock shall be aggregated before determining fractional shares.
(e)    Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Capital Stock occurring in compliance with the terms hereof after the Agreement Date and prior to the Effective Time, all references in this Agreement to specified numbers of shares (or any per share dollar amounts) of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices or other per share dollar amounts therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change. Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be made to the fifth decimal place.
2.2    Treatment of Company Options and Company Warrants.
(a)    Termination of Company Options. At the Effective Time: (i) each Company Option shall be accelerated so that it shall be fully vested and exercisable; (ii) after giving effect to the accelerated vesting and exercisability contemplated in clause (i) of this Section 2.2(a), each Company Option that has not been exercised prior to the Effective Time shall automatically be cancelled and terminated and upon the cancellation thereof, each Company Option that is not an Underwater Option shall be converted into the right to receive, for each share of Company Common Stock subject to such Company Option, an amount in cash equal to (A) the Residual Per Share Amount, minus (B) the exercise price per share of Company Common Stock subject to such Company Option (such amount, an “Option Payment” and the sum of all such payments the “Aggregate Option Payment”), subject in all respects to (x) adjustment pursuant to Section 2.3 and (y) the escrow and expense fund contribution provisions set forth in Section 2.4; (iii) any and all equity incentive plans sponsored or maintained by any Acquired Company shall be terminated and no Person shall have any right to purchase or receive any equity or payment interest, or right convertible into or exercisable for any equity or payment interest, of any Acquired Company. No holder of any Underwater Options shall be entitled to any Option Payment with respect thereto. Following the Effective Time, each holder of Company Options that are not Underwater Options shall be entitled to receive, for each share of Company Common Stock subject to such Company Option, any additional amounts payable in respect of such Company Options hereunder when, as and if paid pursuant to the terms hereof (including pursuant to Section 2.3(f) and Article 9) and the Escrow Agreement, and such holder shall be considered a Non-Qualifying Holder for such purposes. All consideration to be received by the holders of Withholding Options pursuant to this Section 2.2(a) shall be paid to and distributed by the Surviving Corporation promptly after the Effective Time, treated as compensation by it and shall be net of any applicable Taxes withheld pursuant to Section 2.9. All consideration to be received by the holders of Company Options that are not Withholding Options pursuant to this Section 2.2(a) shall be, subject to each such holder first providing all documentation required by Parent (including an IRS Form W-9 or any successor form), paid to and distributed by the Exchange Agent to such Company Optionholder. Prior to the Closing, the Company shall (1) provide notice (in a form reasonably satisfactory to Parent) to each Company Optionholder describing the treatment of the Company Options in accordance with this Section 2.2(a) and (2) take or cause to be taken such actions, and shall obtain all such consents, as may be required to effect the foregoing provisions of this Section 2.2(a). The Company shall use commercially reasonable efforts to cause each Company Optionholder (other than any Company Optionholder that holds only Underwater Options) to execute and deliver an Option Surrender Agreement to Parent.
(b)    Termination of Company Warrants. At the Effective Time, each Company Warrant that is not automatically exercised in accordance with its terms immediately prior to the Effective Time shall terminate and be cancelled without further action by the parties hereto or the Company Warrantholders and without consideration in accordance with the terms of the applicable Company Warrant, and no Company Warrantholder shall have any further rights with respect to any Company Warrant. Prior to the Closing, the Company shall (i) provide notice (in a form reasonably satisfactory to Parent) to each Company Warrantholder describing the treatment of the Company Warrants contemplated by this Section 2.2(b) and (ii) take all actions that may be necessary to ensure that each holder of a Company Warrant cancelled as provided in this Section 2.2(b) shall cease to have any rights with respect thereto.
(c)    Other Payments. At, or within two Business Days following, the Closing, Parent or the Exchange Agent shall pay, or cause to be paid (including by payment to the Company for further payment to the Persons owed such payments), any Unpaid Transaction Fees, any unpaid Debt included in the Closing Debt Amount with respect to which a pay-off letter is delivered at Closing, in each case, included on the Closing Financials Certificate, on behalf of the Company.
2.3    Adjustments.
(a)    At least three Business Days prior to the Closing Date, the Company shall prepare and deliver to Parent an estimated balance sheet of the Company as of the Effective Time (the “Estimated Closing Balance Sheet”) and a statement of the estimated Closing Working Capital Amount, derived from the Estimated Closing Balance Sheet (the “Estimated Closing Working Capital Amount”). The Estimated Closing Balance Sheet and the Estimated Closing Working Capital Amount shall be prepared by the Company in accordance with GAAP using the same practices, procedures, principles, classifications and methodologies applied in the preparation of the Company Balance Sheet (including with respect to the establishing of reserves). The Company shall provide Parent and its accounting and financial staff, auditors and advisors reasonable access to the books and records of the Company and its accounting and financial staff in connection with Parent’s review thereof. The Company will review any comments on the Estimated Closing Working Capital Amount made by Parent and will consider, in good faith, any appropriate changes.
(b)    On the Closing Date, if the Estimated Closing Working Capital Amount is less than the Target Working Capital Amount, then the Adjusted Transaction Value will be decreased by the amount by which the Target Working Capital Amount is greater than the Estimated Closing Working Capital Amount. If the Estimated Closing Working Capital Amount is greater than the Target Working Capital Amount, then the Adjusted Transaction Value will be increased by the amount by which the Estimated Closing Working Capital Amount is greater than the Target Working Capital Amount. The Adjusted Transaction Value, as adjusted pursuant to this Section 2.3(b), is referred to herein as the “Estimated Adjusted Transaction Value.”
(c)    Following the Closing Date, Parent shall prepare and deliver to the Representative, as soon as reasonably practicable but in no event later than 90 days following the Closing Date, a consolidated balance sheet of the Company as of the Effective Time (the “Closing Balance Sheet”) and a statement of the Closing Working Capital Amount derived from the Closing Balance Sheet (the “Closing Working Capital Statement”). The Closing Balance Sheet and the Closing Working Capital Statement shall be prepared in accordance with GAAP using the same practices, procedures, principles, classifications and methodologies applied in the preparation of the Company Balance Sheet (including with respect to the establishing of reserves).
(d)    The Representative shall have 30 days from its receipt of the Closing Working Capital Statement (the “Objection Period”) to review the Closing Working Capital Statement. Parent shall grant the Representative access at reasonable times and places and upon reasonable advance notice to all books, records and employees of the Surviving Corporation as reasonably requested by the Representative in connection with its review of the Closing Working Capital Statement. Upon the expiration of the Objection Period, the Representative, on behalf of all Company Stockholders and Company Optionholders (other than Persons holding only Underwater Options), shall be deemed to have accepted, and shall be bound by, the Closing Working Capital Statement and the calculation therein of the Closing Working Capital Amount, unless the Representative shall have informed Parent in writing of its disagreement with the Closing Working Capital Statement prior to the expiration of the Objection Period (the “Objection”), specifying each disputed item and setting forth in reasonable detail the basis for each such dispute (each, a “Disputed Item”). Parent shall have 30 days from the date on which it receives the Objection (the date on which such 30 day period ends, the “Response Date”) to review and respond to such Objection. If Parent and the Representative are able to negotiate a mutually agreeable resolution of each Disputed Item, and each signs a certificate to that effect, the Closing Working Capital Statement and the calculation therein of the Closing Working Capital Amount, as adjusted to reflect such resolution, shall be deemed final, non-appealable and binding for purposes of this Agreement. If any Disputed Items have not been resolved by the Response Date, either Parent or the Representative may refer such Disputed Items to the Phoenix, Arizona office of Ernst & Young LLP (such firm, or any successor thereto, the “Accounting Referee”) who shall accept its appointment within seven days after such referral, to make a final, non-appealable and binding determination as to such remaining Disputed Items pursuant to the terms hereof. The Accounting Referee shall be directed to make a determination of the Disputed Items in accordance with Section 2.3(e) promptly, but no later than 30 days, after acceptance of its appointment. Parent and the Representative agree to use their commercially reasonable efforts to effect the selection and appointment of the Accounting Referee pursuant to this Section 2.3(d), including executing an engagement agreement with the Accounting Referee providing for reasonable and customary compensation and other terms of such engagement. Parent and the Representative shall make readily available to the Accounting Referee all relevant books, records and employees of the Company and the Surviving Corporation that are reasonably requested by the Accounting Referee in connection with the Accounting Referee’s review of any Disputed Items.
(e)    If Disputed Items are referred to the Accounting Referee for resolution pursuant to Section 2.3(d), the Accounting Referee shall determine only with respect to the Disputed Items submitted whether and to what extent, if any, the Closing Working Capital Amount set forth in the Closing Working Capital Statement requires adjustment. With respect to each Disputed Item, the Accounting Referee’s determination shall be within the range of values assigned to such Disputed Item by Parent and the Representative. Any finding by the Accounting Referee shall be (i) a reasoned award stating in reasonable detail the findings of fact on which it is based, (ii) final, non-appealable and binding upon the parties hereto and (iii) the sole and exclusive remedy between the parties hereto regarding the Disputed Items so presented. The fees and expenses of the Accounting Referee shall be borne by Parent and the Representative (on behalf of the Company Stockholders and Company Optionholders in accordance with their respective Pro Rata Shares) in the same proportion that the dollar amount of Disputed Items which are not resolved in favor of Parent or the Representative, as applicable, bears to the total dollar amount of Disputed Items resolved by the Accounting Referee. Each of Parent and the Representative (on behalf of the Company Stockholders and Company Optionholders in accordance with their respective Pro Rata Shares) shall bear the fees, costs and expenses of its own accountants and all of its other expenses incurred in connection with matters contemplated by this Section 2.3. Any fees, costs or expenses payable by the Representative pursuant to this Section 2.3 shall be paid out of the Expense Fund Amount.
(f)    Payment of the Adjustments.
(i)    Payment of the adjustments as contemplated by this Section 2.3(f) shall be made (A) if no Objection is made by the Representative during the Objection Period, within five Business Days following the expiration of the Objection Period or (B) if the Representative submits an Objection within the Objection Period, within five Business Days following final resolution of all Disputed Items by either Parent and the Representative or the Accounting Referee.
(ii)    If, upon the final determination of the Closing Working Capital Amount as provided in Section 2.3(d) or 2.3(e), the Closing Working Capital Amount is greater than the Estimated Closing Working Capital Amount, Parent shall promptly deliver, or cause to be delivered, an aggregate amount in cash equal to such excess to (A) the Exchange Agent for payment to the Company Stockholders and Company Optionholders (other than Persons holding only Underwater Options) who are not subject to Tax withholding in accordance with the Exchange Agent Agreement and (B) on behalf of the holders of Withholding Options, to the Surviving Corporation or an Affiliate thereof, for subsequent release to the holders of Withholding Options as part of the second regularly scheduled payroll cycle of the Surviving Corporation or such Affiliate following such release. Any such amounts shall be promptly distributed to the Company Stockholders and Company Optionholders in accordance with each such Company Securityholder’s Pro Rata Share.
(iii)    If, upon the final determination of the Closing Working Capital Amount as provided in Section 2.3(d) or 2.3(e), the Estimated Closing Working Capital Amount is greater than the Closing Working Capital Amount, the Representative and Parent shall instruct the Escrow Agent to release an amount in cash equal to such excess from the Escrow Fund to Parent.
(iv)    The Estimated Adjusted Transaction Value as adjusted by this Section 2.3 is referred to herein as the “Final Adjusted Transaction Value.”
(v)    Any payment pursuant to this Section 2.3 shall be treated for all Tax purposes as an adjustment to the Adjusted Transaction Value.
2.4    Escrow; Expense Fund.
(a)    Escrow Amount. Notwithstanding the terms of Sections 2.1(c) and 2.2(a): (i) at the Effective Time, Parent shall withhold the Escrow Amount from the Merger Consideration otherwise payable: (A) pursuant to Section 2.1(c) to the Non-Dissenting Stockholders and (B) pursuant to Section 2.2(a) to the Company Optionholders and (ii) as promptly as reasonably practicable following the Closing, Parent shall deposit in escrow pursuant to the Escrow Agreement: (A) an amount in cash equal to the product of (1) the Escrow Amount, multiplied by (2) the Cash Percentage (the “Escrow Cash”) and (B) a number of shares of Parent Common Stock equal to the quotient of (1)(I) the Escrow Amount, minus (II) the Escrow Cash, divided by (2) the Average Trading Price (the “Escrow Shares”); provided that (x) an amount equal to the Escrow Cash-in-Lieu, shall be deposited in cash and the number of Escrow Shares shall be reduced accordingly and (y) the deposit of the Escrow Shares shall be subject to Section 2.7(c). The Escrow Amount as contemplated herein shall reflect a proportionate contribution from each Non-Dissenting Stockholder and holder of a Company Option (other than an Underwater Option) in an amount equal to such Person’s Pro Rata Share of such amount.
(b)    Escrow Agreement. Prior to the Closing, Parent, the Representative and the Escrow Agent shall enter into an escrow agreement in form and substance reasonably satisfactory to Parent and the Representative (the “Escrow Agreement”). At or promptly after the Effective Time, Parent shall deliver, or cause to be delivered, to the Escrow Agent the Escrow Cash (including any Escrow Cash-in-Lieu) and a certificate (issued in the name of the Escrow Agent or its nominee) representing the Escrow Shares issuable pursuant to Section 2.4(a), for the purpose of partially securing the indemnification obligations of the Company Indemnifying Parties set forth in this Agreement. The Escrow Cash and the Escrow Shares (collectively, the “Escrow Fund”) shall be held by the Escrow Agent as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party, and shall be held as partial security for the indemnification obligations of the Company Indemnifying Parties under this Agreement in accordance with the terms and conditions set forth in this Agreement and in the Escrow Agreement, and the Escrow Fund shall be subject to reduction for Claims as provided in Article 9. Each Company Indemnifying Party’s rights, if any, to receive amounts from the Escrow Fund are non-transferable and non-assignable.
(c)    Expense Fund Amount. Notwithstanding the terms of Sections 2.1(c) and 2.2(a): (i) at the Effective Time, Parent shall withhold the Expense Fund Amount from the Merger Consideration otherwise payable: (A) pursuant to Section 2.1(c) to the Non-Dissenting Stockholders and (B) pursuant to Section 2.2(a) to the Company Optionholders and (ii) as promptly as reasonably practicable following the Closing, Parent shall make, or cause to be made, payment of an amount of cash by wire transfer to a segregated client bank account maintained by the Representative, which amount shall be equal to the amount of the Expense Fund Amount, to be held in such segregated client bank account and distributed in accordance with the terms of this Agreement. The Expense Fund Amount as contemplated herein shall reflect a proportionate contribution from each Non-Dissenting Stockholder and holder of a Company Option (other than an Underwater Option) in an amount equal to such Person’s Pro Rata Share of such amount.
(d)    Tax. The parties acknowledge and agree that the Escrow Amount is intended to be part of the aggregate acquisition consideration payable in exchange for Company Capital Stock in accordance with this Agreement. Accordingly, except with respect to interest imputed under Sections 483 or 1274 of the Code, the parties agree to report payments of the Escrow Amount for U.S. federal and state and foreign income Tax purposes consistent with such treatment unless otherwise required by Law.
2.5    The Closing. Subject to the earlier termination of this Agreement pursuant to Article 8, the Closing shall take place at the offices of Weil, Gotshal & Manges LLP, 201 Redwood Shores Parkway, Redwood Shores, California 94065, at 10:00 a.m. Pacific time on the Closing Date. On the Closing Date or at such later date and time as may be mutually agreed in writing by the Company and Parent, the parties shall cause the Merger to be consummated by filing the Articles of Merger in substantially the form attached hereto as Exhibit B, with the Secretary of State of the State of Washington (the “Articles of Merger”) in accordance with the applicable provisions of the WBCA (the time of such filing and acceptance by the Secretary of State of the State of Washington, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Articles of Merger, shall be referred to herein as the “Effective Time”). This Agreement shall be deemed the “plan of merger” under Chapter 11 of the WBCA and this Agreement, excluding the Exhibits and Schedules hereto, shall be filed with the Articles of Merger pursuant to Section 11.050(1) of the WBCA.
2.6    Effects of the Merger. At and upon the Effective Time:
(a)    The effect of the Merger shall be as provided in this Agreement, the Articles of Merger and the applicable provisions of the WBCA. Without limiting the foregoing, and subject thereto, from and after the Effective Time, except as otherwise agreed to pursuant to the terms of this Agreement, all of the properties, rights, privileges, purposes, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all of the debts, duties, and liabilities of the Company and Merger Sub shall become the debts, duties, and liabilities of the Surviving Corporation.
(b)    The articles of incorporation of the Surviving Corporation shall be amended and restated to be identical to the articles of incorporation of Merger Sub immediately prior to the Effective Time, except that Article I of the articles of incorporation of the Surviving Corporation shall read as follows: “The name of this corporation is Telesphere Networks Ltd.”
(c)    The bylaws of the Surviving Corporation shall be amended and restated to be identical to the bylaws of Merger Sub immediately prior to the Effective Time, except that all references to Merger Sub in the bylaws of the Surviving Corporation shall be changed to refer to “Telesphere Networks Ltd.”
(d)    The officers of Merger Sub immediately prior to the Effective Time shall be appointed as the officers of the Surviving Corporation immediately after the Effective Time, each to hold office until their respective successors are duly appointed or until their earlier death, resignation or removal, in each case in accordance with the articles of incorporation and bylaws of the Surviving Corporation.
(e)    The members of the board of directors of Merger Sub immediately prior to the Effective Time shall be appointed as the members of the board of directors of the Surviving Corporation immediately after the Effective Time, each to hold office until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal, in each case in accordance with the WBCA and the articles of incorporation and bylaws of the Surviving Corporation.
2.7    Exchange.
(a)    At or promptly after the Effective Time, Parent shall deposit, or cause to be deposited (i) with MUFG Union Bank, N.A. or such other Person as Parent may select (the “Exchange Agent”), for the benefit of the Company Securityholders: (A) an amount in cash equal to (1) the Aggregate Closing Cash Consideration (including the Closing Cash-in-Lieu), minus (2) the portion of the Aggregate Option Payment attributable to Company Options with respect to which the Company has Tax withholding Obligations (“Withholding Options”), minus (3) the Escrow Cash (including any Escrow Cash-in-Lieu) and (B) a number of shares of Parent Common Stock equal to (1) the Closing Shares, minus (2) the Escrow Shares, in the form of certificates issued in the name of each Qualifying Holder, to be held by the Exchange Agent in accordance with the terms of the exchange agent agreement (the “Exchange Agreement”) to be executed prior to the Closing by Parent and the Exchange Agent; and (ii) with the Surviving Corporation, for the benefit of the Company Optionholders who, as of immediately prior to the Effective Time, hold Withholding Options that are not Underwater Options, an amount equal to (A) the portion of the Aggregate Option Payment attributable to such Withholding Options, minus (B) an amount equal to the aggregate Pro Rata Share of the Escrow Amount and the Expense Fund Amount attributable to such Withholding Options, which shall be distributed in accordance with Section 2.2(a).
(b)    As promptly as practicable following the Agreement Date, Parent and the Company will develop and finalize a customary form of letter of transmittal (a “Stockholder Letter of Transmittal”) that shall contain (i) a release and discharge of the Company and its Subsidiaries and (ii) provisions requiring each Company Stockholder that executes and delivers a Stockholder Letter of Transmittal to be bound by Article 2, Article 9 and Article 11 as if such Company Stockholder were a party hereto. Parent shall, or shall cause the Exchange Agent to, mail, as promptly as reasonably practicable following the Effective Time, to each Company Stockholder who holds a certificate or certificates that, as of immediately prior to the Effective Time, represented shares of Company Capital Stock (the “Certificates”) a Stockholder Letter of Transmittal. Parent shall deliver, or cause to be delivered, as promptly as reasonably practicable following the Closing, to any Company Stockholder who delivers a duly completed and validly executed Stockholder Letter of Transmittal (together with the Certificate(s) from the Company Stockholders for cancellation or an affidavit of loss as described in Section 2.6(b) below and any other documents as Parent shall reasonably require), the Merger Consideration that such Company Stockholder has the right to receive pursuant to Section 2.1(c), without interest thereon.
(c)    No certificates or scrip representing fractional shares of Parent Common Stock shall be issued to Company Stockholders upon the surrender for exchange of Certificates, and such former Company Stockholders shall not be entitled to any voting rights, rights to receive any dividends or distributions or other rights as a stockholder of Parent with respect to any fractional shares of Parent Common Stock that would have otherwise been issued to such former Company Stockholders. In lieu of any fractional shares that would have otherwise been issued, each former Company Stockholder that would have been entitled to receive a fractional share shall, upon proper surrender of such Person’s Certificates, receive a cash payment equal to product of (x) the Average Trading Price, multiplied by (y) the fraction of a share that such former Company Stockholder would otherwise be entitled to receive.
(d)    In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, Parent or the Exchange Agent shall, as promptly as practicable following the receipt by Parent or the Exchange Agent, as the case may be, of such affidavit, issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration represented by the lost, stolen or destroyed Certificate in exchange therefor that the Company Stockholder has the right to receive. Parent may in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificate to provide to Parent an indemnity agreement or bond against any claim that may be made against Parent with respect to the Certificate alleged to have been lost, stolen or destroyed.
(e)    From and after the Effective Time, no shares of Company Capital Stock will be deemed to be outstanding, and holders of Certificates formerly representing such Company Capital Stock shall cease to have any rights with respect thereto except as provided herein or by Law.
(f)    At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Company Capital Stock shall thereafter be made. If, after the Effective Time, Certificates formerly representing shares of Company Capital Stock immediately prior to the Effective Time as set forth in the Spreadsheet are presented to Parent or the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration and any other amount payable with respect to such Company Capital Stock in accordance with Section 2.1(c), subject to the terms of Section 2.3, Section 2.4 and this Section 2.7.
2.8    Dissenting Shares. If, in connection with the Merger, holders of Company Capital Stock shall have complied with all of the requirements under Chapter 13 of the WBCA for perfecting their right to dissent from the Merger and obtain payment of the fair value of their shares of Company Capital Stock, none of such Dissenting Shares shall be converted into a right to receive the Merger Consideration otherwise payable to the holder of such Dissenting Shares as provided in Section 2.1(c), but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the WBCA. Each holder of Dissenting Shares who, pursuant to the provisions of the WBCA, becomes entitled to payment of the fair value of such shares shall receive payment therefor in accordance with the WBCA (but only after the value therefor shall have been agreed upon or finally determined pursuant to the WBCA). In the event that any Company Stockholder fails to make an effective demand for payment or fails to perfect its dissenter’s rights as to its shares of Company Capital Stock or any Dissenting Shares shall otherwise lose their status as Dissenting Shares, then any such shares shall immediately be converted into the right to receive the consideration payable pursuant to Section 2.1(c) in respect of such shares as if such shares had never been Dissenting Shares, and Parent shall issue and deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 2.7, following the satisfaction of the applicable conditions set forth in Section 2.7, the Merger Consideration to which such Company Stockholder would have been entitled under Section 2.1(c) with respect to such shares. The Company shall give Parent prompt notice (and in no event more than two Business Days) of any written notice of intent to demand payment as described in Section 13.210 of the WBCA received by the Company pursuant to the applicable provisions of the WBCA. The Company agrees that, except with Parent’s prior written consent, it shall not voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any such demand or any assertion of dissenters’ rights by any Company Stockholder under the WBCA.
2.9    Tax Withholding. Each of Parent, the Surviving Corporation, the Exchange Agent and the Escrow Agent shall be entitled to deduct and withhold, or cause to be deducted and withheld, from the Merger Consideration or any other payment otherwise payable pursuant to this Agreement (including the Escrow Amount) or any Equity Release Agreement, the amounts required to be deducted and withheld under the Code, or any provision of state, local or foreign Tax Law, with respect to the making of such payment and, to the extent that amounts are so deducted and withheld and paid over to the applicable Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. Other than withholding with respect to compensation-related payments, the Person making such withholding shall promptly notify the Representative regarding the Person from whom funds are being withheld and the amount of such withholding. The parties agree to cooperate to allow Parent, at its election, to effectuate such withholding by means acceptable to Parent, including by paying the applicable Merger Consideration for which such withholding is required to the Surviving Corporation and causing the Surviving Corporation to withhold the applicable amounts through the Surviving Corporation’s payroll system. Except for such withholding rights, the recipient of any payments payable pursuant to this Agreement is solely responsible for any and all Liabilities for Taxes that may arise with respect to any Merger Consideration or other amounts payable pursuant to this Agreement.
2.10    Further Assurances. If, at any time before or after the Effective Time, any of the parties hereto reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary to consummate the Merger or to carry out the purposes and intent of this Agreement at or after the Effective Time, then the Company, Parent, the Surviving Corporation and their respective officers and directors shall execute and deliver all such proper deeds, assignments, instruments and assurances and do all other things reasonably necessary to consummate the Merger and to carry out the purposes and intent of this Agreement.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Subject to the exceptions set forth in a numbered or lettered section of the disclosure letter of the Company addressed to Parent, dated as of the Agreement Date and delivered to Parent concurrently with the parties’ execution of this Agreement (the “Company Disclosure Letter”) specifically referencing a representation or warranty herein (which exceptions will qualify the section or subsection they specifically reference and will also qualify other sections or subsections in this Article to the extent that it would be reasonably apparent on the face of an exception that such exception is applicable to such other section or subsection, whether or not such other section or subsection of this Agreement expressly refers to a section or subsection of the Company Disclosure Letter), the Company represents and warrants to Parent and Merger Sub that the statements contained in this Article 3 are true and correct on and as of the Agreement Date and shall be true and correct at all times until the Closing, including as of immediately prior to the Closing. For purposes of this Agreement, a document shall be deemed to have been “made available” by the Company to Parent only if it has been posted in the electronic data site maintained by Firmex Inc. on behalf of the Company in connection with the Merger (the “Data Room”) and as to which Parent and its representatives have been provided full access at least 24 hours prior to the execution of this Agreement. The provisions of this Agreement shall supersede the terms and conditions of the “Data Room Terms & Conditions” disclaimer statement included in the Data Room.
3.1    Organization and Good Standing. Each of the Acquired Companies is a corporation or limited liability company, as applicable, duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation. Each of the Acquired Companies has all requisite corporate or limited liability power and authority to own, operate and lease its properties and to carry on the Company Business. Each of the Acquired Companies is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified, licensed and in good standing as would not result, or reasonably be expected to result, in a material Liability to such Acquired Company. Without limiting the foregoing, each Acquired Company is so qualified or licensed in each jurisdiction listed on Schedule 3.1 of the Company Disclosure Letter. The Company has made available to Parent true and complete copies of the currently effective articles of incorporation and bylaws (or equivalent governing documents), including all amendments thereto, of each of the Acquired Companies (the “Charter Documents”). No Acquired Company is in violation of its Charter Documents.
3.2    Subsidiaries. The Company owns, of record and beneficially, 100% of the issued shares of capital stock and other securities of each of the other Acquired Companies. Except for the equity interests identified in Schedule 3.2 of the Company Disclosure Letter, none of the Acquired Companies has ever owned, beneficially or otherwise, any shares or other securities of, or any direct or indirect equity interest in, any Person. There is no obligation, contingent or otherwise, of any Acquired Company to provide funds to, or make any investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, any other Person.
3.3    Power, Authorization and Validity.
(e)    Power and Authority. The Company has all requisite corporate power and corporate authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the Company Ancillary Agreements and to consummate the Merger, subject to the approval of the Company Stockholders. The Merger and the execution, delivery and performance by the Company of this Agreement, each of the Company Ancillary Agreements and all other agreements, transactions and actions contemplated hereby or thereby, have been duly and validly approved and authorized by the Company’s board of directors, duly and validly authorized by all requisite corporate action and subject only to the Stockholder Approval. No other actions or proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement and each other Company Ancillary Agreement or to consummate the transactions so contemplated.
(f)    No Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to (i) any Governmental Authority or (ii) any other Person is necessary or required to be made or obtained by any Acquired Company to enable the Company to lawfully execute and deliver, enter into, and perform its obligations under this Agreement and each of the Company Ancillary Agreements or to consummate the Merger and the other transactions contemplated hereby and thereby (including the consent of or notice to any Person required to be obtained or given in order to keep any Contract between such Person and any Acquired Company in effect following the Closing or to provide that any Acquired Company is not in breach or violation of any such Contract following the Closing, in each case, as a result of failure to obtain such consent or provide such notice), except for (A) the filing of the Articles of Merger with the Secretary of State of the State of Washington, (B) the filing of the premerger notification and report form by the Company under the HSR Act or any other applicable antitrust Laws and the termination or expiration of the waiting period under the HSR Act or any other applicable antitrust Laws and (C) consents, approvals, orders, authorizations, registrations, declarations, filings or notices that, if not obtained or completed, would not, individually or in the aggregate, reasonably be expected to result in a material Liability to the Acquired Companies, taken as a whole.
(g)    Enforceability. This Agreement has been duly executed and delivered by the Company. This Agreement and each of the Company Ancillary Agreements are, or when executed by the Company will be, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.
(h)    Board Approval. The board of directors of the Company has, at a meeting duly called and held, by a unanimous vote of the entire board of directors, or by a unanimous written consent in lieu thereof: (i) approved and declared advisable this Agreement; (ii) determined that the Merger and other transactions contemplated by this Agreement are advisable, fair to, and in the best interests of the Company and the Company Stockholders; (iii) resolved to recommend to the Company Stockholders the approval of the Merger and the adoption of this Agreement; and (iv) directed that this Agreement be submitted to the Company Stockholders for their adoption.
(i)    Required Vote of Company Stockholders. The affirmative vote or consent of (i) the holders of a majority of the Company Preferred Stock (voting together as a single class on an as-converted to Company Common Stock basis), and (ii) the holders of a majority of the outstanding shares of Company Capital Stock (voting together as a single class on an as-converted to Company Common Stock basis) (collectively, the “Stockholder Approval”), are the only votes or consents of the holders of any class or series of Company Capital Stock necessary to adopt or approve this Agreement, the Company Ancillary Agreements and the transactions contemplated hereby and thereby. Upon receipt of the Stockholder Consent, no further vote or consent of the holders of any class or series of Company Capital Stock is necessary to adopt this Agreement and approve the Merger.
(j)    No Restrictions on the Merger; Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or regulation enacted under Law (“Takeover Statute”) is applicable to the Merger or the other transactions contemplated hereby.
3.4    Capitalization of the Company.
(a)    Authorized and Outstanding Capital Stock of the Company. The authorized capital stock of the Company consists solely of 82,000,000 shares of Company Common Stock and 54,000,000 shares of Company Preferred Stock, 4,000,000 shares of which have been designated Series A Preferred Stock, 30,000,000 shares of which have been designated Series B-1 Preferred Stock, 16,000,000 shares of which have been designated Series C Preferred Stock and 4,000,000 shares of which have been designated Series D Preferred Stock. The number and kind of issued and outstanding shares of Company Capital Stock held by each Company Stockholder as of the Agreement Date is set forth on Schedule 3.4(a) of the Company Disclosure Letter, no shares of Company Capital Stock are issued or outstanding as of the Agreement Date that are not set forth on Schedule 3.4(a) of the Company Disclosure Letter, and no shares of Company Capital Stock will be issued or outstanding as of the Closing Date that are not set forth on Schedule 3.4(a) of the Company Disclosure Letter, except for: (i) shares of Company Common Stock issued upon the conversion of Company Preferred Stock and/or (ii) shares of Company Capital Stock issued upon the exercise of outstanding Company Options or Company Warrants listed on Schedule 3.4(b) or Schedule 3.4(c), respectively, of the Company Disclosure Letter. Schedule 3.4(a) of the Company Disclosure Letter also sets forth for each Company Stockholder, as of the Agreement Date: (A) the last known address, taxpayer identification number and country of citizenship of such Company Stockholder, (B) the date of issuance and the certificate numbers of the shares of Company Capital Stock held by such Company Stockholder, and (C) whether any of such shares of Company Capital Stock (and, if so, how many) were received upon the exercise of Company Options or Company Warrants. The Company holds no Treasury Shares. All issued and outstanding shares of Company Capital Stock have been duly authorized and validly issued, are fully paid and nonassessable, were not issued in violation of and, except under the agreements to be terminated pursuant to Section 7.2(i), are not subject to any right of rescission, right of first refusal or preemptive right, and have been offered, issued, sold and delivered by the Company in compliance with all requirements of Law and all requirements set forth in applicable Contracts. There is no Liability for dividends accrued and unpaid by the Company. Each share of Company Preferred Stock is convertible into one share of Company Common Stock.
(b)    Company Options. The Company has reserved an aggregate of 7,600,000 shares of Company Common Stock for issuance pursuant to the Company Stock Plan (including shares subject to outstanding Company Options). A total of 6,409,967 shares of Company Common Stock are subject to outstanding Company Options, of which 4,097,544 were exercisable, as of the Agreement Date, except for Company Options outstanding as of the Agreement Date that are exercised, forfeited or otherwise expired, in each case, in accordance with their terms prior to the Closing Date. Schedule 3.4(b) of the Company Disclosure Letter sets forth, as of the Agreement Date, for each Company Option: (i) the name of the holder of such Company Option, (ii) the exercise price per share of such Company Option, (iii) the number of shares covered by such Company Option, (iv) the date of grant and vesting schedule for such Company Option, (v) the extent such Company Option is vested as of the Agreement Date, (vi) whether such Company Option is an incentive stock option or non-statutory stock option under the Code, and (vii) other than with respect to the acceleration expressly contemplated by Section 2.2(a), whether the exercisability of such Company Option shall be accelerated in any manner by any of the transactions contemplated by this Agreement or upon any other event or condition and the extent of acceleration, if any. True, complete and correct copies of the Company Stock Plan, the standard agreements under the Company Stock Plan and each agreement for stock options or stock under the Company Stock Plan that does not conform to the standard agreement under the Company Stock Plan have been made available to Parent, and such Company Stock Plan and such agreements have not been amended, modified or supplemented since being made available to Parent, and there are no agreements, understandings or commitments to amend, modify or supplement the Company Stock Plan or such agreements in any case from those made available to Parent. The terms of the Company Stock Plan permit the treatment of Company Options as provided herein, without the consent or approval of any Company Optionholders, the Company Stockholders or otherwise. All Company Options are not subject to any right of rescission, right of first refusal or preemptive right and have been issued under the Company Stock Plan in compliance with Law and all requirements set forth in applicable Contracts. All Company Options and shares of Company Common Stock issued upon exercise thereof have been issued and granted in accordance with the terms of the Company Stock Plan in compliance with Law and all requirements set forth in applicable Contracts.
(c)    Company Warrants. Schedule 3.4(c) of the Company Disclosure Letter sets forth as of the Agreement Date, for each Company Warrant: (i) the name of the holder of such Company Warrant, (ii) the exercise price per share of such Company Warrant, (iii) the number and kind of shares of Company Capital Stock subject to such Company Warrant, (iv) the vesting schedule and expiration date for such Company Warrant, (v) the extent such Company Warrant is vested as of the Agreement Date, (vi) whether such Company Warrant was issued in connection with the performance of services, and (vii) whether the exercisability of such Company Warrant shall be accelerated in any manner by any of the transactions contemplated by this Agreement or upon any other event or condition and the extent of acceleration, if any. The terms of the Company Warrants permit the treatment of the Company Warrants as provided herein, without the consent or approval of any Company Warrantholders, the Company Stockholders or otherwise. True, complete and correct copies of each Company Warrant have been made available to Parent. All Company Warrants have been issued and granted in compliance with Law and all requirements set forth in applicable Contracts.
(d)    No Other Rights. Except for (i) the Company Options, (ii) the conversion rights of the Company Preferred Stock, (iii) the agreements to be terminated pursuant to Section 7.2(i) and (iv) the Company Warrants, there are no stock appreciation rights, options, restricted stock, restricted stock units, “phantom” stock or similar securities or rights that are derivative or provide economic benefits based, directly or indirectly, on the value or price of any securities of the Company, warrants, calls, rights, commitments, conversion privileges or preemptive or other rights or Contracts outstanding to purchase or otherwise acquire any shares of Company Capital Stock or any securities or debt convertible into or exchangeable for Company Capital Stock or obligating the Company to grant, extend or enter into any such stock appreciation right, option, restricted stock, restricted stock unit, “phantom” stock, warrant, call, right, commitment, conversion privilege or preemptive or other right or Contract. Except under the agreements to be terminated pursuant to Section 7.2(i), there are no voting agreements, registration rights, rights of first refusal, preemptive rights, co-sale rights or other similar restrictions applicable to any outstanding securities of the Company.
(e)    Ungranted Options. Schedule 3.4(e) of the Company Disclosure Letter sets forth each employee of any Acquired Company or other Person with an offer letter or other Contract that contemplates a grant of options to purchase shares of Company Capital Stock or other securities of the Company, or who has otherwise been promised options to purchase shares of Company Capital Stock or other securities of the Company, which options have not been granted, or other securities have not been issued, as of the date of this Agreement (each, a “Specified Person”).
3.5    No Conflict. Neither the execution and delivery of this Agreement or any of the Company Ancillary Agreements by the Company, nor the consummation of the Merger or any other transaction contemplated hereby or thereby, shall conflict with, result in a termination, breach, impairment, violation of (with or without notice or lapse of time, or both), acceleration of any obligation or loss of any material benefit, or constitute a default, or require the consent, release, waiver or approval of, or notice to, any third party, under: (a) any provision of any Charter Documents of any Acquired Company, each as currently in effect, (b) any Law applicable to any Acquired Company or any of its assets or properties, (c) any Company Material Contract, (d) any Governmental Permit, (e) any Privacy Policy of any Acquired Company or (f) any judgment, decree or order to which any Acquired Company is subject, except, in the case of each of clauses (b), (d) and (f), where such conflict, termination, breach, impairment, violation, acceleration or default would not, individually or in the aggregate, reasonable be expected to result in a material Liability to the Acquired Companies, taken as a whole.
3.6    Litigation. There is no Action pending or, to the Knowledge of the Company, threatened, against any of the Acquired Companies (or against any officer, director, employee or agent of any of the Acquired Companies in their capacity as such or relating to their employment, services or relationship with such Acquired Company). There is no judgment, decree, injunction, rule or order of any Governmental Authority, arbitrator or mediator outstanding against any of the Acquired Companies. To the Knowledge of the Company, there is no basis for any Person to assert a claim against any of the Acquired Companies based upon the Company’s entering into this Agreement or any Company Ancillary Agreement or consummating the Merger or any of the transactions contemplated by this Agreement or any Company Ancillary Agreement. No Acquired Company has any Action pending against any Governmental Authority or other Person. To the Knowledge of the Company, there is no current basis for any indemnity claim under Section 6.4.
3.7    Taxes.
(a)    Tax Returns, Taxes and Audits.
(vi)    Each of the Acquired Companies (A) has properly completed and timely filed all Tax Returns required to be filed by it, and all Tax Returns filed or required to be filed by it are true, correct and complete in all material respects, (B) has timely paid all Taxes required to be paid by it for which payment was due (whether or not shown on any Tax Returns), (C) has established an adequate accrual or reserve for the payment of all Taxes payable in respect of the periods or portions thereof prior to the Balance Sheet Date (which accrual or reserve as of the Balance Sheet Date is fully reflected on the face of the Company Balance Sheet (rather than in any notes thereto)) and will establish an adequate accrual or reserve for the payment of all Taxes payable in respect of the periods or portion thereof through the Closing Date, (D) has made (or will make on a timely basis) all estimated Tax payments required to be made sufficient to avoid any underpayment, penalties or interest, (E) has no Liability for Taxes in excess of the amount so paid or accruals or reserves so established, and (F) since the Balance Sheet Date has not incurred any Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice other than as a result of the transactions contemplated by this Agreement. The Company has made available to Parent correct and complete copies of all federal income and other material Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by any of the Acquired Companies filed or received for all taxable years remaining open under the applicable statute of limitations.
(vii)    No deficiencies for any Tax have been threatened, claimed, proposed or assessed against any of the Acquired Companies or any of their respective officers, employees or agents in their capacity as such.
(viii)    None of the Acquired Companies has received from the IRS or any other Governmental Authority (including any sales or use Tax authority) any written or, to the Company’s Knowledge, any unwritten (A) notice indicating an intent to open an audit or other review, (B) request for information related to Tax matters, or (C) notice of deficiency or proposed adjustment of or any amount of Tax proposed, asserted, or assessed by any Governmental Authority against the Company. No Tax Return of any of the Acquired Companies is under audit by the IRS or any other Governmental Authority and any past audits (if any) have been completed and fully resolved to the satisfaction of the applicable Governmental Authority conducting such audit and all Taxes determined by such audit to be due from any of the Acquired Companies have been paid in full to the applicable Governmental Authorities or adequate reserves therefor have been established and are reflected on the face of the Company Balance Sheet (rather than in any notes thereto). No claim has ever been made by a Governmental Authority in a jurisdiction where the Acquired Companies do not file Tax Returns that it is or may be required to file any such Tax Returns in that jurisdiction.
(ix)    No Tax liens are currently in effect against any of the assets of any of the Acquired Companies other than liens for Taxes not yet due and payable. There is not in effect any waiver by any of the Acquired Companies of any statute of limitations with respect to any Taxes nor has any of the Acquired Companies agreed to any extension of time for filing any Tax Return that has not been filed. None of the Acquired Companies has consented to extend the period in which any Tax may be assessed or collected by any Tax agency or authority which extension is still in effect.
(x)    The Acquired Companies do not have any operations outside of the United States and are not currently subject to Taxes in any foreign jurisdiction.
(xi)    Each of the Acquired Companies has received, from each employee or former employee of such Acquired Company who holds stock that is subject to a substantial risk of forfeiture as of the Agreement Date, if any, a copy of the election(s) made under Section 83(b) of the Code with respect to all such shares, and, to the Company’s Knowledge, such elections were validly made and filed with the IRS in a timely fashion.
(xii)    None of the Acquired Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of: (A) the application of Section 481 or Section 263A of the Code (or any corresponding or similar provisions of state, local or foreign Tax laws) to transactions, events or accounting methods employed prior to the Closing, (B) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (C) any “intercompany transaction” or any “excess loss account” (within the meaning of Treasury Regulations Sections 1.1502-13 and 1502-19, respectively) (or any corresponding or similar provisions of state, local or foreign Tax Law) occurring or arising with respect to any transaction on or prior to the Closing Date, (D) any installment sale, open transaction or other transaction made on or prior to the Closing Date, (E) any prepaid amount received on or prior to the Closing Date, or (F) any election made under Section 108(i) of the Code prior to the Closing.
(b)    Withholding. Each of the Acquired Companies has complied with all Laws relating to the payment, collection and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or any corresponding or similar provisions of state, local or foreign Tax Law), and has, within the time and in the manner prescribed by Law, withheld from employee wages and other amounts payable to third parties and paid over to the proper Governmental Authorities all amounts required to be so withheld and paid over under all Laws (including the Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act and relevant state income and employment Tax withholding Laws), including federal, state, local and foreign Taxes, and has timely filed or provided all withholding Tax Returns in accordance with Law.
(c)    Special Tax Status and Indemnification Obligations.
(i)    None of the Acquired Companies is a party to or bound by any Tax sharing, indemnity, allocation or similar Contract, and none of the Acquired Companies has any Liability to another party under any such Contract.
(ii)    None of the Acquired Companies is now, or has ever been, a member of a consolidated, combined, unitary or aggregate group of which the Company was not the ultimate parent corporation. None of the Acquired Companies has any Liability for the Taxes of any Person (other than another Acquired Company) under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local or foreign Tax Law), as a transferee or successor, by Contract or otherwise. None of the Acquired Companies or any “dual resident corporation” (within the meaning of Section 1503(d) of the Code) in which any Acquired Company is considered to hold an interest, has incurred a dual consolidated loss within the meaning of Section 1503 of the Code.
(iii)    None of the Acquired Companies has ever constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify in whole or in part for Tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).
(iv)    None of the Acquired Companies is or has been a party to a transaction or Contract that is in conflict with the Tax rules on transfer pricing in any relevant jurisdiction. All applicable transfer pricing rules have been complied with, and all documentation required by all relevant transfer pricing Laws has been timely prepared.
(v)    None of the Acquired Companies is or has been party to any joint venture, partnership or other arrangement or Contract that would likely be treated as a partnership for federal income Tax purposes. No entity classification election pursuant to Treasury Regulations Section 301.7701-3 has ever been filed with respect to any of the Acquired Companies.
(vi)    None of the Acquired Companies is the beneficiary of any Tax exemption or Tax holiday.
(vii)    None of the Acquired Companies has ever been an “S corporation” within the meaning of Section 1361(a)(1) of the Code (or any corresponding or similar provision of state or local Tax Law) at any time during its existence.
(viii)    None of the Acquired Companies has participated in or is participating in an international boycott within the meaning of Section 999 of the Code.
(ix)    None of the Acquired Companies has a permanent establishment (within the meaning of an applicable Tax treaty) in any country other than the United States. None of the Acquired Companies operates or conducts business through any branch in any country other than the United States.
(x)    None of the Acquired Companies has ever requested or received a ruling from any Tax authority or signed a closing or other agreement with any Tax authority.
(xi)    There is no limitation on the utilization by any of the Acquired Companies of its net operating losses, built-in losses, Tax credits or similar items under Sections 382, 383 or 384 of the Code, the separate return limitation year rules or comparable provisions of foreign state or local Law (other than any such limitation arising as a result of the consummation of the transactions contemplated by this Agreement).
(d)    No Tax Shelters. None of the Acquired Companies has any disclosure obligations under Section 6662 of the Code or comparable provisions of state, local or foreign Law and has not participated in any listed transactions or reportable transactions within the meaning of Treasury Regulations Section 1.6011-4(b) or any transaction that is substantially similar to any of those transactions. None of the Acquired Companies has consummated, has participated in, or is currently participating in any transaction which was or is a “tax shelter” transaction as defined in Sections 6662, 6011, 6012 or 6111 of the Code or the Treasury Regulations promulgated thereunder.
(e)    Nonqualified Deferred Compensation.
(i)    Each “nonqualified deferred compensation plan” under which any of the Acquired Companies makes, is obligated to make or promises to make, payments subject to Section 409A of the Code, if any, has since the inception of each Acquired Company been operated in compliance with Section 409A of the Code, and the applicable Treasury Regulations and IRS guidance thereunder so as to avoid any Tax pursuant to Section 409A of the Code and the document or documents that evidence each such plan have, since the inception of each Acquired Company, conformed to the provisions of Section 409A of the Code and the Treasury Regulations thereunder. No payment pursuant to any arrangement between any of the Acquired Companies and any “service provider” (as such term is defined in Section 409A of the Code and the Treasury Regulations thereunder) would subject any Person to a Tax pursuant to Section 409A of the Code, whether pursuant to the consummation of the transactions contemplated by this Agreement or otherwise. No Company Benefit Arrangement or other Contract provides a gross-up or other indemnification for any Taxes that may be imposed for failure to comply with the requirements of Section 409A of the Code.
(ii)    All Company Options have been authorized by the board of directors of the Company or an appropriate committee thereof, and, if required, approved by stockholders by the necessary number of votes or written consent, including approval of the option exercise price or the methodology for determining the Company Option exercise price and the substantive option terms. Each Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies. No Company Option has been retroactively granted, or the exercise price of any Company Option determined retroactively. No Company Option or other right to acquire Company Common Stock or other equity of any of the Acquired Companies (A) has an exercise price that has been or may be less than the fair market value of a share of the underlying stock as of the date such Company Option or right was granted as determined in accordance with Section 409A of the Code, (B) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such Company Option or rights, or (C) has been granted with respect to any class of stock of any of the Acquired Companies that is not “service recipient stock” (within the meaning of Section 409A of the Code and the Treasury Regulations thereunder).
(f)    Additional Tax Representations. None of the Acquired Companies has ever entered into any Contract or maintained any Company Benefit Arrangement that could give rise to payments with respect to the performance of services that are nondeductible under Sections 162(m), 404 or 280G of the Code or subject to the excise Tax under Section 4999 of the Code, and no amount payable as a result of or in connection with the consummation of the Merger to any individual who is a “disqualified individual” (as such term is defined in proposed Treasury Regulations Section 1.280G-1) under any Company Benefit Arrangement could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). There is no Company Benefit Arrangement or other Contract by which any of the Acquired Companies is bound to compensate any employee of such Acquired Company or other service provider of such Acquired Company for excise Taxes paid pursuant to Section 4999 of the Code.
3.8    Related Party Transactions. Except (a) for employment relationships, (b) for the payment of compensation and benefits in the Ordinary Course of Business, (c) for any Contract related to the ownership of any Company Capital Stock, Company Options or Company Warrants, or (d) as otherwise disclosed on Schedule 3.8 of the Company Disclosure Letter, none of the Acquired Companies is a party to any Contract with, or indebted, either directly or indirectly, to any of its officers, directors, members or direct or indirect equity holders or any of their respective relatives or Affiliates, or to the Knowledge of the Company, any of the Acquired Companies’ managers or employees. Except as set forth on Schedule 3.8 of the Company Disclosure Letter, none of the Acquired Companies has made or has outstanding any loans to any officers, directors, employees, consultants or advisors of any of the Acquired Companies.
3.9    Company Financial Statements. Schedule 3.9 of the Company Disclosure Letter includes the Company Financial Statements. The Company Financial Statements: (a) are derived from and are in accordance with the books and records of the Company, (b) fairly present in all material respects the financial condition of the Company at the dates therein indicated and the results of operations and cash flows of the Company for the periods therein specified, and (c) have been prepared in accordance with GAAP, applied on a basis consistent with prior periods (except that the unaudited Company Financial Statements do not have notes and are subject to normal recurring year-end adjustments, the effect of which are not, individually or in the aggregate, material to the Company). The Company has no Liabilities, except for (i) those shown on the Company Balance Sheet, (ii) those that were incurred after the Balance Sheet Date in the Ordinary Course of Business and (iii) Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement that have been or will be taken into account in the calculation of Transaction Fees. The Liabilities referred to in clauses (ii) and (iii) of this Section 3.9 are not, individually or in the aggregate, material to the Acquired Companies, taken as a whole. All reserves established by the Company that are set forth in or reflected in the Company Balance Sheet have been established in accordance with GAAP and are adequate. The Company does not have any “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K promulgated by the SEC where the result, purpose or effect of such Contract or arrangement would be to avoid disclosure of any material transaction involving, or material Liabilities of, any of the Acquired Companies in the Company’s and its consolidated Subsidiaries’ audited financial statements. The Acquired Companies maintain systems of internal accounting controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, consistently applied. There are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting of the Acquired Companies.
3.10    Title to Properties. Each of the Acquired Companies has good and marketable title to, or in the case of leased assets and properties, valid leasehold interests in, all of its tangible assets and properties (including those shown on the Company Balance Sheet), free and clear of all Encumbrances, other than Permitted Encumbrances. All properties used in the operations of the Company Business are reflected on the Company Balance Sheet to the extent required under GAAP to be so reflected. Such assets are sufficient in all material respects for the continued operation of the Company Business. All machinery, vehicles, equipment and other tangible personal property owned or leased by any of the Acquired Companies or used in the Company Business are in good condition and repair, normal wear and tear excepted. All leases of real or personal property to which any of the Acquired Companies is a party are fully effective and afford such Acquired Company, as applicable, a valid leasehold possession of the real or personal property that is the subject of the lease. All rents, required deposits and additional rents which are due under the terms of the leases have been paid in full. None of the Acquired Companies has ever owned any real property. Schedule 3.10 of the Company Disclosure Letter sets forth a complete and accurate list of all real property leases or licenses to which any of the Acquired Companies is a party and lists the term of such lease, rent payable, security deposit, maintenance and similar charges, and any advance rent paid thereunder.
3.11    Absence of Certain Changes. Since the Balance Sheet Date, the Company Business has been operated in the Ordinary Course of Business, and, except as expressly contemplated by the terms of this Agreement, since such date there has not been with respect to any of the Acquired Companies any:
(a)    Material Adverse Change or any change, event, circumstance, condition or effect that would reasonably be expected to result in a Material Adverse Effect;
(b)    amendment or change in its Charter Documents;
(c)    incurrence, creation or assumption of (i) any Encumbrance on any of its assets or properties (other than Permitted Encumbrances), (ii) any Liability for borrowed money, or (iii) any Liability as a guarantor or surety with respect to the obligations of others;
(d)    acceleration or release of any vesting condition to the right to exercise any option, warrant or other right to purchase or otherwise acquire any shares of its capital stock, or any acceleration or release of any right to repurchase shares of its capital stock upon the securityholder’s termination of employment or services with it or pursuant to any right of first refusal;
(e)    payment or discharge of any Encumbrance on any of its assets or properties, or payment or discharge of any of its Liabilities, in each case, that (i) was not shown on the Company Balance Sheet or incurred in the Ordinary Course of Business after the Balance Sheet Date or (ii) constituted Transaction Fees;
(f)    purchase, license, sale, grant, assignment or other disposition or transfer, or any agreement or other arrangement for the purchase, license, sale, assignment or other disposition or transfer, of any of its assets (including Company Intellectual Property Rights and other intangible assets), properties or goodwill, other than the sale or non-exclusive license of its products or services to its customers in the Ordinary Course of Business;
(g)    damage, destruction or loss of any material property or material asset, whether or not covered by insurance, except ordinary wear and tear;
(h)    declaration, setting aside or payment of any dividend on, or the making of any other distribution in respect of, its capital stock, or any split, combination or recapitalization of its capital stock or any direct or indirect redemption, purchase or other acquisition of any of its capital stock or any change in any rights, preferences, privileges or restrictions of any of its outstanding securities (other than repurchases of stock in accordance with the Company Stock Plan or applicable Contracts in connection with the termination of service of employees or other service providers);
(i)    issuing of shares of its capital stock or any securities convertible or exchangeable for shares of its capital stock;
(j)    hiring of any officer, employee or consultant or a change or increase in the compensation or benefits payable or to become payable to any of its current or former officers, directors, employees, consultants or agents, or in any bonus, pension, severance, retention, insurance or other benefit payment or arrangement (including stock awards, stock option grants, or stock appreciation rights) made to or with any of such officers, directors, employees, consultants or agents, except as (i) required by written contractual agreements in effect as of the Agreement Date and previously made available to Parent and (ii) in accordance with the Company’s business plan;
(k)    change with respect to its management, supervisory or other key personnel, any termination of employment of a material number of employees, or any labor dispute or claim of unfair labor practices;
(l)    Liability incurred by it to any of its current or former officers, directors or stockholders, except for normal and customary compensation and expense allowances payable to officers in the Ordinary Course of Business;
(m)    making by it of any loan, advance or capital contribution to, or any investment in, any of its current or former officers, directors or stockholders or any firm or business enterprise in which any such Person had a direct or indirect material interest at the time of such loan, advance, capital contribution or investment;
(n)    entering into, amendment of, relinquishment, termination or nonrenewal by it of any Company Material Contract, Company Employee Agreement, or Company Employee Plan (or any other right or obligation) other than in the Ordinary Course of Business, any default by it under such Company Material Contract, Company Employee Agreement, or Company Employee Plan (or other right or obligation), or any written or, to the Knowledge of the Company, oral indication or assertion by the other party thereto of any material problems with its services or performance under such Company Material Contract, Company Employee Agreement, or Company Employee Plan (or other right or obligation) or such other party’s desire to so amend, relinquish, terminate or not renew any such Company Material Contract, Company Employee Agreement, or Company Employee Plan (or other right or obligation);
(o)    material change in the manner in which it extends discounts, credits or warranties;
(p)    entering into by it of any Contract that by its terms requires or contemplates a current and/or future financial commitment, expense (inclusive of overhead expense) or obligation on its part that involves in excess of $50,000 for any single Contract (or $100,000 in the aggregate among all Contracts that are below $50,000) or that is not entered into in the Ordinary Course of Business, or the conduct of any business or operations other than in the Ordinary Course of Business;
(q)    making or entering into any Contract with respect to any acquisition, sale or transfer of any material asset of any of the Acquired Companies or discussions or negotiations regarding the same;
(r)    adoption of a plan or agreement of complete or partial liquidation, dissolution, restructuring, consolidation or other reorganization;
(s)    change in accounting or Tax reporting methods or practices (including any change in depreciation or amortization policies or rates or revenue recognition policies) or any revaluation of any of its assets;
(t)    settlement or compromise of any claim, notice, audit report or assessment in respect of Taxes; amendment to any Tax Return; making of, change in or revocation of any election in respect of Taxes; adoption, change in or revocation of any accounting method in respect of Taxes; entering into of any Tax allocation, sharing or indemnity agreement or closing agreement relating to Taxes; or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;
(u)    deferral of the payment of any accounts payable other than in the Ordinary Course of Business, or any discount, accommodation, customer credit or other concession made in order to accelerate or induce the collection of any receivable;
(v)    Action initiated against, or settled by, any of the Acquired Companies;
(w)    capital expenditure made by it in excess of $50,000;
(x)    entering into any new line of business; or
(y)    negotiation with respect to, or any entry into, any Contract to do any of the things described in the preceding clauses (a) through (x) (other than negotiations and agreements with Parent and its representatives regarding the transactions contemplated by this Agreement).
3.12    Contracts, Agreements, Arrangements, Commitments and Undertakings. Schedule 3.12 of the Company Disclosure Letter sets forth a list of each of the following effective Contracts of the following types to which any of the Acquired Companies is a party or to which any of the Acquired Companies or any of its assets or properties is bound, including the applicable subsection(s) to which such Contract is responsive:
(a)    any Contract providing for payments (whether fixed, contingent or otherwise) by or to any of the Acquired Companies in an aggregate annual amount of $100,000 or more;
(b)    any Contracts with any of the Acquired Companies’ users, customers or clients other than the Company’s standard form of user, customer or client agreement as made available to Parent;
(c)    any dealer, distributor, OEM (original equipment manufacturer), VAR (value added reseller), sales representative or similar Contract under which any third party is authorized to sell, license, sublicense, lease, distribute, market or take orders for any Company Offering or Company Technology in an aggregate annual amount of $50,000 or more;
(d)    any Contract that (i) provides for the authorship, invention, creation, conception or other development of any Technology or Intellectual Property Rights (A) by any of the Acquired Companies for any other Person or (B) for any of the Acquired Companies by any other Person, including, in each of clauses (A) and (B), any joint development; (ii) provides for the assignment or other transfer of any ownership interest in Technology or Intellectual Property Rights (A) to any of the Acquired Companies from any other Person or (B) by any of the Acquired Companies to any other Person; (iii) includes any grant of an Intellectual Property License to any other Person by any of the Acquired Companies (other than, with respect to this subsection (iii) only, non-exclusive grants of Intellectual Property Licenses to customers of the Acquired Companies included in the Acquired Companies’ standard form of customer Contracts entered into in the Ordinary Course of Business (A) copies of which were made available to Parent prior to the Agreement Date and (B) that are not otherwise required to be listed in Schedule 3.12 of the Company Disclosure Letter); or (iv) includes any grant of an Intellectual Property License to any of the Acquired Companies by any other Person (other than, with respect to this subsection (iv) only, (A) Non-Negotiated Vendor Contracts that are not otherwise required to be listed as Company Material Contracts, and (B) licenses for Open Source Software listed in Schedule 3.14(m) of the Company Disclosure Letter);
(e)    any Contract that relates to a partnership, joint venture, joint marketing, joint development or similar arrangement with any other Person;
(f)    any Company Employee Agreement or other Contract for or relating to the employment by any of the Acquired Companies of any director, officer, employee, advisor or consultant (or other service provider) or any other type of Contract with any of the Acquired Companies’ officers, employees, advisors or consultants (or other service providers) that is not immediately terminable by the such Acquired Company without cost or other Liability (excluding, for the avoidance of doubt, any payout of accrued but unused vacation), including any Contract requiring such Acquired Company to make a payment to any director, officer, employee, advisor or consultant (or other service provider) in connection with the Merger, any transaction contemplated by this Agreement or any Contract that is entered into in connection with this Agreement;
(g)    any indenture, mortgage, trust deed, promissory note, loan agreement, security agreement, guarantee or other Contract for or with respect to the borrowing of money, a line of credit, any currency exchange, commodities or other hedging arrangement, or a leasing transaction of a type required to be capitalized in accordance with GAAP;
(h)    any Contract that restricts any of the Acquired Companies from, or following the Effective Time will restrict Parent or any of its Affiliates (other than the Acquired Companies) from (i) engaging in any aspect of its business, (ii) participating or competing in any line of business, market or geographic area, (iii) freely setting prices for its products, services or technologies (including most favored customer pricing provisions), or (iv) soliciting potential employees, consultants, contractors or other suppliers or customers;
(i)    any Contract under which any of the Acquired Companies grants or, following Closing, purports to have Parent grant any exclusive rights, noncompetition rights, rights of refusal or rights of first negotiation to any Person;
(j)    any Contract that following Closing would or would purport to: (i) require Parent or any of its Affiliates (other than the Acquired Companies) to grant any Intellectual Property License; (ii) restrict Parent or any of its Affiliates (other than the Acquired Companies) from performing any of the activities listed in Section 3.12(h)(i)-(iv); or (iii) require Parent or any of its Affiliates (other than the Acquired Companies) to grant or be bound by any exclusive rights, noncompetition rights, rights of refusal or rights of first negotiation to any Person;
(k)    any Contract relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of its capital stock or other securities or any options, warrants or other rights to purchase or otherwise acquire any such shares of capital stock, other securities or options, warrants or other rights for the foregoing, other than the Company Warrants and those Contracts in substantially the form of the standard agreement evidencing Company Options under the Company Stock Plan;
(l)    any Contract with any labor union or any collective bargaining agreement or similar Contract with any of the Acquired Companies’ employees;
(m)    any settlement agreement (including any agreement under which any employment-related claim is settled) under which any Acquired Company or the counterparty has continuing performance obligations (other than in respect of confidentiality covenants);
(n)    (i) any Contract that includes an obligation by any of the Acquired Companies to indemnify any other Person against any claim of infringement, misappropriation, misuse, dilution or violation of any Intellectual Property Rights or Technology and (ii) any other Contract of guarantee, support, assumption or endorsement of, or any similar commitment with respect to, the obligations, Liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person, other than, in the case of clauses (i) and (ii), Non-Negotiated Vendor Contracts;
(o)    any Contract in which any of the Acquired Companies’ officers, directors, employees or stockholders or, to the Knowledge of the Company, any member of their immediate families is directly or indirectly interested (whether as a party or otherwise);
(p)    any Contract pursuant to which any of the Acquired Companies has acquired a business or entity, or substantially all of the assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise;
(q)    any Contract with any Person with whom any of the Acquired Companies does not deal at arm’s length;
(r)    any Contract that involves the sharing of profits with other Persons or the payment of royalties to any other Person, excluding Non-Negotiated Vendors Contracts;
(s)    any Contract imposing any support, maintenance or service obligations on the part of any of the Acquired Companies that has been entered into outside of the Ordinary Course of Business;
(t)    any Contract that relates to any interest rate or currency, swap, cap, collar or other derivative or hedging arrangement;
(u)    any Contract that contains an earn-out or other contingent payment or obligation;
(v)    any non-disclosure Contract or other Contract concerning the use or disclosure of Proprietary Information by, to, or from any of the Acquired Companies (other than Contracts in the form of the Acquired Companies’ standard form of non-disclosure agreement made available to Parent prior to the Agreement Date and entered into in the Ordinary Course of Business);
(w)    any Contracts or subcontracts to which any Governmental Authority, university, college other educational institution or research center is a party; or
(x)    any other Contract that is material to the Acquired Companies or their business, operations, financial condition, properties or assets.
All Contracts to which any of the Acquired Companies is a party are in written form. True and correct copies of each Company Material Contract (including schedules, exhibits and amendments thereto) have been made available to Parent.
3.13    No Default; No Restrictions.
(a)    Each of the Company Material Contracts is in full force and effect. Each of the Acquired Companies is performing in all material respects all of the obligations required to be performed by it and is entitled to all of the benefits under, and, to the Knowledge of the Company, is not alleged to be in default in respect of, any Company Material Contract. There exists no default or event of default or event, occurrence, condition or act, with respect to any of the Acquired Companies or, to the Knowledge of the Company, with respect to any other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a default or event of default under any Company Material Contract or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Company Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Company Material Contract, (C) the right to accelerate the maturity or performance of any obligation of any of the Acquired Companies under any Company Material Contract, or (D) the right to cancel, terminate or modify any Company Material Contract. None of the Acquired Companies has received any written, or, to the Knowledge of the Company, oral notice or other communication regarding any actual or possible violation or breach of or default under, or intention to cancel or modify, any Company Material Contract.
(b)    None of the Acquired Companies is a party to, and no asset or property of any of the Acquired Companies is bound or affected by, any judgment, injunction, order or decree, that restricts or prohibits any of the Acquired Companies or, following the Effective Time, will restrict or prohibit the Surviving Corporation or Parent, from freely engaging in the Company Business or from competing anywhere in the world (including any judgments, injunctions, orders or decrees, restricting the geographic area in which the Acquired Companies may sell, license, market, distribute or support any products, Intellectual Property Rights or Technology or provide services or restricting the markets, customers or industries that the Acquired Companies may address in operating the Company Business or restricting the prices that the Acquired Companies may charge for Company Intellectual Property Rights, Company Technology or Company Offerings (including most favored customer pricing provisions)), or includes any grants by any of the Acquired Companies of exclusive rights or licenses, noncompetition rights, rights of refusal, rights of first negotiation or similar rights.
3.14    Intellectual Property.
(a)    Schedule 3.14(a) of the Company Disclosure Letter sets forth a true and correct list of all (i) Registered Company Intellectual Property Rights, and (ii) material unregistered Marks owned by each of the Acquired Companies. For each item of Registered Company Intellectual Property Rights, Schedule 3.14(a) of the Company Disclosure Letter lists (A) the record owner of such item, and, if different, the legal owner and beneficial owner of such item, (B) the jurisdiction in which such item is issued, registered or pending, (C) the issuance, registration or application date and number of such item, and (D) for each Domain Name registration, the applicable Domain Name registrar, the name of the registrant and the expiration date for the registration.
(b)    All necessary fees and filings with respect to any Registered Company Intellectual Property Rights have been timely submitted to the relevant Governmental Authorities and Domain Name registrars to maintain such Registered Company Intellectual Property Rights in full force and effect. There are no renewals, annuities, payments, fees, responses to office actions or other filings required to be made and having a due date with respect to any Registered Company Intellectual Property Rights within 120 days after the Agreement Date. No issuance or registration obtained and no application filed by any of the Acquired Companies for any Intellectual Property Rights has been cancelled, abandoned, allowed to lapse or not renewed, except where such Acquired Company has, in its reasonable business judgment, decided to cancel, abandon, allow to lapse or not renew such issuance, registration or application.
(c)    The Acquired Companies are the sole and exclusive owner of all right, title and interest in and to (i) all Registered Company Intellectual Property Rights and (ii) all other Company Intellectual Property Rights and Company Technology owned or purported to be owned by, or subject to an obligation to be assigned to, any of the Acquired Companies (clauses (i) and (ii) collectively, the “Owned Company IP”), free and clear of all Encumbrances. All Company Intellectual Property Rights and Company Technology that are not Owned Company IP (“Licensed IP”) are validly licensed to the Acquired Companies pursuant to (A) Intellectual Property Licenses contained in the Contracts listed on Schedule 3.12(d) of the Company Disclosure Letter, (B) Open Source Software listed in Schedule 3.14(m) of the Company Disclosure Letter, or (C) Non-Negotiated Vendor Contracts that have been made available to Parent. The Acquired Companies have (and will continue to have immediately following closing) valid and continuing rights (under such Contracts) to use, sell, license and otherwise exploit, as the case may be, all Licensed IP as the same are currently used, sold, licensed and otherwise exploited by the Acquired Companies.
(d)    All Owned Company IP is freely transferable and assignable or may be extended to Parent without restriction and without payment of any kind to any third Person. All Licensed IP is (or, upon Closing, will be) freely sublicensable to Parent, or each of the Acquired Companies’ rights in such Licensed IP may otherwise be extended to Parent, under the terms of the applicable Contracts listed on Schedule 3.14(d) of the Company Disclosure Letter or Non-Negotiated Vendor Contracts that have been made available to Parent, without restriction and without payment of any kind to any third Person (other than license fees or similar fees that the Company would have had to pay in any event under the terms of the applicable Contracts even without any such sublicense or extension of rights to Parent).
(e)    The Owned Company IP and the Licensed IP constitute all of the Intellectual Property Rights and Technology necessary and sufficient to enable the Acquired Companies to conduct the Company Business. The foregoing representation in this Section 3.14(e) does not constitute a representation as to non-infringement of any Intellectual Property Rights. To the Knowledge of the Company, the Company Intellectual Property Rights owned by or exclusively licensed to the Acquired Companies are valid and enforceable.
(f)    None of the Registered Company Intellectual Property Rights have been or are subject to any interference, derivation, reexamination (including ex parte reexamination, inter partes reexamination, inter partes review, post grant review or Covered Business Method (CBM) review), cancellation, or opposition proceeding.
(g)    Schedule 3.14(g) of the Company Disclosure Letter sets forth a true and correct list of all Intellectual Property Licenses granted expressly under Patents (i) from another Person to any of the Acquired Companies, and (ii) from any of the Acquired Companies to another Person.
(h)    Neither the conduct of the Company Business nor any Company Offering (including the use, practice, offering, licensing, provision, sale, distribution or other exploitation of any Company Offering) (i) has been or is infringing, misappropriating (or resulting from the misappropriation of), diluting, using or disclosing without authorization, or otherwise violating (and, when conducted following the Closing in the same manner, will not infringe, misappropriate, dilute, use or disclose without authorization, or otherwise violate) any Intellectual Property Rights (other than Patents) of any third Person or, to the Knowledge of the Company, any Patents of any third Person, (ii) has been or is contributing to or inducing (and, when conducted following the Closing in the same manner, will not contribute to or induce) any infringement, misappropriation, or other violation of any Intellectual Property Rights (other than Patents) of any third Person or, to the Knowledge of the Company, any Patents of any third Person, or (iii) has been or is constituting (and, when conducted following the Closing in the same manner, will not constitute) unfair competition or trade practices under the Laws of any relevant jurisdiction.
(i)    None of the Acquired Companies has received any written (or, to the Knowledge of the Company, unwritten) notice from any Person (i) alleging any infringement, misappropriation, misuse, dilution, violation, or unauthorized use or disclosure of any Intellectual Property Rights or Technology or unfair competition, (ii) inviting any of the Acquired Companies to take a license under any Intellectual Property Rights or consider the applicability of any Intellectual Property Rights to any Company Offerings or the conduct of the Company Business or (iii) challenging the ownership, use, validity or enforceability of any Company Intellectual Property Rights or Company Technology. To the Company’s Knowledge, there is no basis for any Person to make any such allegation, invitation, or challenge.
(j)    To the Knowledge of the Company, no Person is infringing, misappropriating, misusing, diluting or violating any Company Intellectual Property Rights, Company Technology owned by or exclusively licensed to the Company, or Company Offering. The Company has not made any written or unwritten claim against any Person alleging any infringement, misappropriation, misuse, dilution or violation of any Company Intellectual Property Rights, Company Technology owned by or exclusively licensed to the Company, or Company Offering.
(k)    Each of the Acquired Companies has taken commercially reasonable measures to protect all Proprietary Information of the Acquired Companies and all Proprietary Information of any third Person in any of the Acquired Companies’ possession or control, or to which any of the Acquired Companies has access, with respect to which any of the Acquired Companies has a confidentiality obligation. No such Proprietary Information has been authorized to be disclosed or has been actually disclosed to any Person other than pursuant to a written confidentiality Contract restricting the disclosure and use of such Proprietary Information. Each current and former employee and consultant of any of the Acquired Companies that has been involved in the authorship, invention, creation, conception or other development of any Company Technology has entered into an enforceable written non-disclosure and invention assignment Contract with such Acquired Company that effectively and validly assigns to such Acquired Company all Intellectual Property Rights and Technology authored, invented, created, conceived, or otherwise developed by such employee or consultant in the scope of his, her or its employment or engagement with such Acquired Company (an “Invention Assignment Agreement”) in a form made available to Parent prior to the Agreement Date. No current or former employee or consultant of any of the Acquired Companies has (i) excluded any Technology (or any Intellectual Property Rights in or to any Technology) authored, invented, created, conceived, or otherwise developed prior to his or her employment or engagement with such Acquired Company from his or her assignment of inventions pursuant to such Person’s Invention Assignment Agreement, (ii) failed to affirmatively indicate in such Invention Assignment Agreement that no Technology authored, invented, created, conceived, or otherwise developed by him or her prior to his or her employment or engagement with such Acquired Company exists or (iii) alleged, to any of the Acquired Companies or, to the Knowledge of the Company, any third Person, ownership or other exclusive rights by such employee or consultant in any Intellectual Property authored, invented, created, conceived or otherwise developed by such employee or consultant in the scope of his, her or its employment or engagement with such Acquired Company.
(l)    Schedule 3.14(l) of the Company Disclosure Letter sets forth a true and correct list of all third party Software (other than Open Source Software listed in Schedule 3.14(m) of the Company Disclosure Letter) that is (i) incorporated or embedded in or bundled with any Company Software or (ii) except for Software licensed under Non-Negotiated Vendor Contracts, otherwise used by any of the Acquired Companies in the Company Business (and, for each item required to be listed in subschedules (i) or (ii), the name of the licensor or owner of the Software and the Contract under which Software is licensed). None of the source code or related materials for any Company Software has been licensed or provided to, or used or accessed by, any Person other than employees, consultants and contractors of the Acquired Companies who have entered into written confidentiality obligations with respect to such source code or related materials. None of the Acquired Companies is a party to any source code escrow Contract or any other Contract (or a party to any Contract obligating any of the Acquired Companies to enter into a source code escrow Contract or other Contract) requiring the deposit of any source code or related materials for any Company Software.
(m)    Schedule 3.14(m) of the Company Disclosure Letter sets forth a list (in the format requested by Parent) of all Open Source Software that is or has been included, incorporated or embedded in, linked to, combined or distributed with, or used in the delivery or provision of any Company Software or any Company Offering. Each of the Acquired Companies fully complies with all license terms applicable to any item of Open Source Software disclosed, or required to be disclosed, in this Section 3.14(m) of the Company Disclosure Letter.
(n)    No Open Source Software is or has been included, incorporated or embedded in, linked to, combined or distributed with or used in the delivery or provision of any Company Software or any Company Offering, in each case, in a manner that, under the terms of any applicable Copyleft License, would result in a requirement (including as a condition to the exercise of any license rights) that (i) any Company Software be made subject to any Copyleft License or (ii) any of the Acquired Companies grant any Intellectual Property License with respect to Patents.
(o)    The Company Software and Company Offerings are free from any material defect or bug, or programming, design or documentation error. None of the Company Software or Company Offerings constitutes or contains any Contaminants. Except in accordance with the applicable Company Privacy Policies and Laws, none of the Company Software or the Company Offerings (i) sends information of a user to another Person without the user’s consent, (ii) records a user’s actions without such user’s knowledge or (iii) employs a user’s Internet connection without such user’s knowledge to gather or transmit information regarding such user or such user’s behavior.
(p)    No government funding and no facilities of any university, college, other educational institution or research center were used in the development of any Owned Company IP, nor does any Governmental Authority or any university, college, other educational institution, or research center own, purport to own, have any other rights in or to (including through any Intellectual Property License), or have any option to obtain any rights in or to, any Owned Company IP.
(q)    The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of any right of the Acquired Companies to own, use, practice or otherwise exploit any Company Intellectual Property Rights or Company Technology. Neither the execution, delivery and performance of this Agreement or any Company Ancillary Agreement, nor the consummation of the transactions contemplated by this Agreement or any Company Ancillary Agreement will, pursuant to any Contract to which any of the Acquired Companies is a party or otherwise bound, result (or purport to result) in the transfer or grant by any of the Acquired Companies or Parent or any of its Affiliates to any Person of any ownership interest or Intellectual Property License with respect to any Company Intellectual Property Rights or Company Technology or any Intellectual Property Rights or Technology of Parent or any of its Affiliates.
(r)    The IT Systems are adequate and sufficient (including with respect to working condition and capacity) for the operations of the Acquired Companies. Each of the Acquired Companies (i) has taken reasonable measures to preserve and maintain the performance, security and integrity of the IT Systems (and all Software, information or data stored on any IT Systems) and (ii) maintains reasonable documentation regarding all IT Systems, their methods of operation and their support and maintenance. During the two year period prior to the Agreement Date, (A) there has been no failure with respect to any IT Systems that has had a material effect on the operations of any of the Acquired Companies and (B) to the Knowledge of the Company, there has been no unauthorized access to or use of any IT Systems (or any Software, information or data stored on any IT Systems).
(s)    At all times since inception, each of the Acquired Companies has maintained a policy that governs its collection, use, storage, retention, disclosure and disposal of Personal Information (“Privacy Policy”). Each of the Acquired Companies’ privacy practices conform, and at all times have conformed, in all material respects to the Acquired Companies’ applicable Privacy Policy then in effect. None of the Acquired Companies’ contractual commitments conflict with the Acquired Companies’ applicable Privacy Policy. Each of the Acquired Companies has complied in all material respects with, and is in material compliance with, all Laws, regulatory and self-regulatory guidelines, and published interpretations by Governmental Authorities of such Laws and guidelines relating to: (i) the privacy of users of each of the Acquired Companies’ websites, mobile applications, and other Company Offerings; and (ii) the collection, use, storage, retention, disclosure, and disposal of any Personal Information by or on behalf of any of the Acquired Companies. At all times since inception, each of the Acquired Companies has provided notice of its applicable Privacy Policy on all of its websites and mobile applications. These notices, all other written communications from each of the Acquired Companies to users or customers (whether sent directly or indirectly by or on behalf of the Company), and all materials distributed or marketed by the Acquired Companies (collectively, the “Privacy Notices”) (i) have been and currently are in compliance with all applicable Laws and (ii) have been and currently are accurate and complete in all material respects. All the Privacy Notices posted on any of the Acquired Companies’ websites and mobile applications and the periods for which each such Privacy Notice has been in effect are set forth in Schedule 3.14(s) of the Company Disclosure Letter. No Claims have been asserted or, to the Company’s Knowledge, are threatened against any of the Acquired Companies by any Person alleging a violation of any Person’s privacy, personal or confidentiality rights. Neither this Agreement nor the transactions contemplated by this Agreement will violate the Privacy Notices as they currently exist or existed at any time during which any of the Personal Information was collected or obtained.
(t)    At all times since inception, each of the Acquired Companies has complied in all material respects with, and is in material compliance with, all Laws relating to the security of Personal Information, with respect to any and all Personal Information to which any of the Acquired Companies has had access or otherwise collected or handled or that is handled by third parties acting on any of the Acquired Companies’ behalf, and that is subject to such Laws. The Acquired Companies’ information security practices conform, and at all times have conformed, with (i) any information security statements in the Company’s applicable Privacy Policy then in effect, (ii) any public statements regarding the Acquired Companies’ information security practices, and (iii) all of the Acquired Companies’ contractual commitments. No Actions have been asserted or, to the Knowledge of the Company, are threatened against any of the Acquired Companies by any Person with respect to the security of Personal Information. There has been no unauthorized access to, or disclosure or misuse of, Personal Information owned, licensed or maintained by, or on behalf of, any of the Acquired Companies, and each of the Acquired Companies does take and has at all times taken all steps reasonably necessary to prevent such unauthorized access, disclosure, and misuse.
3.15    Compliance with Laws.
(a)    Each of the Acquired Companies has at all times complied in all material respects, and is in material compliance, with all Laws.
(b)    Each of the Acquired Companies holds all permits, licenses and approvals from, and has made all filings with, Governmental Authorities that are legally required to be held to conduct the Company Business without any material violation of Law (“Governmental Permits”), and all such Governmental Permits are valid and in full force and effect. Since January 1, 2011, none of the Acquired Companies has received any written notice or other written communication, or to the Knowledge of the Company, any oral notice or other oral communication, from any Governmental Authority regarding (i) any actual or possible violation of Law or any Governmental Permit or any failure to comply with any term or requirement of any Governmental Permit (in each case, which would be material to the Acquired Companies, taken as a whole) or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Permit.
(c)    All materials, products and services distributed or marketed by the Acquired Companies have at all times made all material disclosures to users or customers required by Law, and none of such disclosures made or contained in any such materials have been inaccurate, misleading or deceptive in any material respect.
3.16    Employees, ERISA and Other Compliance.
(a)    Schedule 3.16(a)-1 of the Company Disclosure Letter accurately lists all current employees of the Acquired Companies as of the Agreement Date, and for each such employee, his or her: (i) job position, (ii) classification as full-time, part-time or seasonal, (iii) classification as exempt or non-exempt under applicable state, federal or foreign overtime regulations, (iv) hourly rate of compensation or base salary (as applicable), (v) total 2013 compensation and expected 2014 compensation, (vi) actual incentive compensation for 2013 (commission and/or bonus, as applicable) and target incentive compensation for 2014 (commission and/or bonus, as applicable), (vii) any other compensation or allowance, (viii) vacation accrual rate, (ix) accrued but unused vacation, (x) hours of work per week (for non-exempt and part-time employees), (xi) visa type (if any), and (xii) commencement date of employment with the Company. Schedule 3.16(a)-2 of the Company Disclosure Letter accurately lists all independent contractors of the Acquired Companies as of the Agreement Date, and for each such independent contractor, his or her: (A) terms of compensation, (B) total 2013 compensation and expected 2014 compensation (including all payments or benefits of any type received to date), and (C) commencement date with the such Acquired Company or any Affiliate of any of the Acquired Companies.
(b)    Each of the Acquired Companies has correctly classified employees as exempt employees and nonexempt employees under the Fair Labor Standards Act and other Laws. All employees of the Acquired Companies are, and have been since their respective start of employment by such Acquired Company, legally permitted to be employed by such Acquired Company in the jurisdiction in which such employee is employed in their current job capacities for the maximum period permitted by Law. All independent contractors providing services to any of the Acquired Companies have been properly classified as independent contractors for purposes of federal and applicable state Tax Laws, Laws applicable to employee benefits and other Laws. None of the Acquired Companies has any employment or consulting Contracts currently in effect that are not terminable at will (other than agreements with the sole purpose of providing for the confidentiality of proprietary information or assignment of inventions).
(c)    The Acquired Companies and each of their ERISA Affiliates: (i) are, and at all times have been, in compliance in all material respects with all Laws respecting employment, employment practices, terms and conditions of employment, employee safety and wages and hours, including the health care continuation requirements of COBRA, the requirements of the Family and Medical Leave Act of 1993, as amended, the requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and any similar provisions of state Law, (ii) have withheld, paid and reported all amounts required by Law or by Contract to be withheld, paid and reported with respect to compensation, wages, salaries and other payments to employees or consultants of the Acquired Companies, (iii) are not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any Law, and (iv) are not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority with respect to unemployment compensation benefits, social security or any other applicable social insurance, or other benefits or obligations for employees of the Acquired Companies (other than routine payments to be made in the Ordinary Course of Business). There are no pending or, to the Knowledge of the Company, threatened Actions against any of the Acquired Companies or any of their Affiliates under any worker’s compensation policy or long-term disability policy.
(d)    None of the Acquired Companies is now, nor have they ever been, subject to a union organizing effort. None of the Acquired Companies is subject to any collective bargaining agreement with respect to any of its employees, subject to any other Contract with any trade or labor union, employees’ association or similar organization, or subject to any current labor disputes. To the Knowledge of the Company, no employee of any of the Acquired Companies currently intends to terminate his or her employment with such Acquired Company and no employee of any of the Acquired Companies has received an offer to join a business that may be competitive with the Company Business.
(e)    None of the Acquired Companies has been a party to any Action, or received written notice of any threatened Action, in which such Acquired Company was, or is, alleged to have violated any Contract or Law relating to employment, including equal opportunity, discrimination, retaliation, harassment, immigration, wages, hours, unpaid compensation, classification of employees as exempt from overtime or minimum wage Laws, benefits, collective bargaining, the payment of social security and similar Taxes, occupational safety and health, and/or privacy rights of employees.
(f)    In the past two years, there has been no “mass layoff,” “employment loss,” or “plant closing” as defined by the WARN Act or any other Law in respect of any of the Acquired Companies and none of the Acquired Companies has been affected by any transaction or engaged in any lay-offs or employment terminations sufficient in number to trigger application of any such Law.
(g)    No employee or consultant of any of the Acquired Companies is in material violation of (i) any term of any employment or consulting Contract or (ii) any term of any other Contract or any restrictive covenant relating to the right of any such employee or consultant to be employed by or to render services to such Acquired Company or to use trade secrets or proprietary information of others. The employment of any employee or engagement of any consultant by the Acquired Companies does not subject them to any Liability to any third party.
(h)    Schedule 3.16(h) of the Company Disclosure Letter contains an accurate and complete list as of the Agreement Date of each Company Employee Plan and each Company Employee Agreement (each, a “Company Benefit Arrangement” and collectively, the “Company Benefit Arrangements”). None of the Acquired Companies or any of their Affiliates intends to or has committed to establish or enter into any new Company Benefit Arrangement, or to modify or terminate any Company Benefit Arrangement (except to conform any such Company Benefit Arrangement to the requirements of any Law, in each case as previously disclosed to Parent in writing or as required by this Agreement).
(i)    The Company has made available to Parent: (i) correct and complete copies of each Company Benefit Arrangement, including all amendments thereto and all related trust documents, (ii) the three most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Benefit Arrangement, (iii) the most recent summary plan description together with the summaries of modifications thereto, if any, required under ERISA with respect to each Company Benefit Arrangement, (iv) all current written Contracts relating to each Company Benefit Arrangement, including administrative service agreements and group insurance contracts, (v) all written materials provided to any current or former employee, independent contractor or director of any of the Acquired Companies or any of their Affiliates relating to any Company Benefit Arrangement and any proposed Company Benefit Arrangements set forth on Schedule 3.16(h) of the Company Disclosure Letter, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events that would result in any Liability to any of the Acquired Companies, and (vi) all correspondence to or from any Governmental Authority relating to any Company Benefit Arrangement.
(j)    Each Company Benefit Arrangement has been established, operated, and maintained in compliance in all material respects with its terms and with the requirements prescribed by any and all Law that is applicable to such Company Benefit Arrangement, including ERISA and the Code. Each of the Acquired Companies has performed all obligations required to be performed by it under each Company Benefit Arrangement and is not in default or violation of, and to the Knowledge of the Company there are no defaults or violations by any other party to, the terms of any Company Benefit Arrangement. Each of the Company Benefit Arrangements that is intended to be qualified under Section 401(a) of the Code is so qualified, each trust created thereunder has been determined by the IRS to be exempt from Tax under the provisions of Section 501(a) of the Code, and to the Knowledge of the Company, nothing has occurred with respect to the operation of the Company Benefit Arrangements that could reasonably be expected to cause the loss of such qualification or exemption. Neither the Company nor any ERISA Affiliate has engaged in or permitted to occur and, to the Knowledge of the Company, no other party has engaged in or permitted to occur, any “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, with respect to any Company Benefit Arrangement. There is no claim, suit, administrative proceeding, action or other litigation pending, or, to the Knowledge of the Company, threatened (other than routine claims for benefits), against any Company Benefit Arrangement or against the assets of any Company Benefit Arrangement. There is no audit, inquiry, administrative proceeding, or action pending or, to the Knowledge of the Company, threatened by the IRS, U.S. Department of Labor, or any other Governmental Authority with respect to any Company Benefit Arrangement. None of the Acquired Companies or any ERISA Affiliate has ever incurred any penalty or Tax with respect to any Company Benefit Arrangement under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code. No Company Benefit Arrangement shall be subject to any surrender fees or services fees upon termination other than the normal and reasonable administrative fees associated with the termination of benefit plans.
(k)    None of the Acquired Companies or any of their current or former ERISA Affiliates has ever maintained, established, sponsored, participated in, or contributed to any: (i) pension plan subject to Title IV of ERISA, (ii) a “multiemployer plan” within the meaning of Section (3)(37) of ERISA, (iii) a “multiple employer plan” as defined in Section 413(c) of the Code, (iv) a plan subject to the minimum funding standards of Section 412 of the Code or Section 302 of ERISA, (v) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, (vi) a funded welfare plan within the meaning of Section 419 of the Code, or (vii) a plan maintained in connection with any trust described in Section 501(c)(9) of the Code. None of the Acquired Companies has ever maintained, established, sponsored, participated in or contributed to, any Company Benefit Arrangement in which stock of the Company is or was held as a plan asset.
(l)    All contributions due from any of the Acquired Companies with respect to any of the Company Benefit Arrangements have been made or have been accrued on the Company Balance Sheet, and no further contributions shall be due or are required to be accrued thereunder as of the Closing Date (other than contributions accrued in the Ordinary Course of Business, after the Balance Sheet Date as a result of the operations of the Acquired Companies after the Balance Sheet Date).
(m)    None of the Acquired Companies has ever had, nor will it have, any Liability to any employee or to any organization or any other entity as a result of the termination of any employee leasing arrangement.
(n)    There has been no amendment to, written interpretation or announcement (whether or not written) by any of the Acquired Companies relating to, or change in employee participation or coverage under, any Company Benefit Arrangement that would increase the expense of maintaining such Company Benefit Arrangement above the level of the expense incurred in respect thereof during the calendar year 2014 (other than increased insurance premiums), except any such amendments that are required under Law.
(o)    Unless otherwise indicated in Schedule 3.16(o) of the Company Disclosure Letter, none of the Acquired Companies is a party to any Company Benefit Arrangement: (i) with any current or former employee, consultant or advisor of any of the Acquired Companies (A) the benefits of which are contingent, or the terms of which are altered, upon the occurrence of a transaction involving the Company in the nature of the Merger or any of the other transactions contemplated by this Agreement or any Company Ancillary Agreement, (B) providing any term of employment or compensation guarantee, or (C) providing severance benefits or other benefits after the termination of employment of such employee (including death or medical benefits, whether or not insured, with respect to any former or current employer or any spouse or dependent of any such employee) regardless of the reason for such termination of employment other than as required by COBRA (or similar state Laws) or other Law, or (ii) the benefits of which shall be increased, or the vesting of benefits of which shall be accelerated, by the occurrence of the Merger or any of the other transactions contemplated by this Agreement, or any event subsequent to the Merger, or the value of any of the benefits of which shall be calculated on the basis of any of the transactions contemplated by this Agreement.
(p)    None of the Acquired Companies has established any compensation and benefit plan that is maintained or is required to be maintained or contributed to by Law or applicable custom or rule of the relevant jurisdiction, outside of the United States.
3.17    Books and Records.
(a)    The books, records and accounts of the Acquired Companies (i) are in all material respects true, complete and correct, (ii) have been maintained in accordance with commercially reasonable business practices on a basis consistent with prior years, and (iii) accurately and fairly reflect the basis for the Company Financial Statements.
(b)    The minute books of the Acquired Companies previously made available to Parent accurately and adequately reflect in all material respects all action previously taken by the stockholders, the board of directors and committees of the board of directors of the Acquired Companies.
(c)    Schedule 3.17(c) of the Company Disclosure Letter sets forth the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which any of the Acquired Companies maintains accounts of any nature and the names of all Persons authorized to draw thereon or make withdrawals therefrom.
3.18    Insurance. The Acquired Companies maintain the policies of insurance and bonds set forth on Schedule 3.18 of the Company Disclosure Letter, including all legally required workers’ compensation and other insurance, correct and complete copies of which have been made available to Parent. Schedule 3.18 of the Company Disclosure Letter sets forth the name of the insurer under each such policy and bond, the type of policy or bond, policy number and the term and amount of coverage thereunder. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid, and the Acquired Companies are otherwise in compliance in all material respects with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and the Company has no Knowledge of any threatened termination of, or material premium increase with respect to, any of such policies or bonds.
3.19    Environmental Matters. Each of the Acquired Companies and their predecessors and Affiliates are in material compliance with all Environmental Laws applicable to the Company Business, which compliance includes the possession by the Acquired Companies of all Governmental Permits and other governmental authorizations required under applicable Environmental Laws and material compliance with the terms and conditions thereof. Since January 1, 2011, none of the Acquired Companies has received any written notice or other written communication, whether from a Governmental Authority, citizens groups, employee or otherwise, that alleges that such Acquired Company is not in compliance with any Environmental Law, and to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the compliance by the Acquired Companies with any current Environmental Law in the future. To the Knowledge of the Company, no current or prior owner of any property leased or possessed by any of the Acquired Companies has received any written notice or other written communication, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or such Acquired Company is not in compliance with any Environmental Law. All Governmental Permits held by the Acquired Companies pursuant to any Environmental Law (if any) are identified in Schedule 3.19 of the Company Disclosure Letter.
3.20    Customers and Suppliers.
(a)    The Company Offerings or services are only provided to third parties under the terms of the warranty described in Schedule 3.20(a) of the Company Disclosure Letter.
(b)    Schedule 3.20(b) of the Company Disclosure Letter sets forth the top 15 customers (or group of affiliated customers) and value-added resellers of the Company and its Subsidiaries based on payments received or due over the 12 complete calendar months ended prior to the Agreement Date (each a “Significant Customer”). All Significant Customers are current in their payment of invoices and none of the Acquired Companies has, and has not had, any material disputes with any Significant Customer that arose and remained unresolved during the past 12 months. The Company has no Knowledge of any meaningful risk of loss of a Significant Customer. During the past 12 months, none of the Acquired Companies has received any written or, to the Knowledge of the Company, oral notice from any Significant Customer that such customer will not continue as a customer or distributor, as the case may be, of any of the Acquired Companies (or the Surviving Corporation or Parent) or that such customer or distributor, as the case may be, intends to terminate, breach or request a material modification to existing Contracts with any of the Acquired Companies (or the Surviving Corporation or Parent). None of the Company Offerings have been returned by any such Significant Customer except for normal warranty returns consistent with past history and such returns that would not result in a reversal of any material amount of revenue by the Acquired Companies.
(c)    Schedule 3.20(c) of the Company Disclosure Letter sets forth the top 15 vendors and suppliers of technical products and services to the Acquired Companies based on amounts paid or payable by the Acquired Companies to such suppliers over the 12 complete calendar months ended prior to the Agreement Date (each, a “Significant Supplier”). Each of the Acquired Companies is current in its payments to all Significant Suppliers and none of the Acquired Companies has, and has not had, any material dispute concerning Contracts with or products and/or services provided by any Significant Supplier that arose or remained unresolved during the past 12 months. The Company has no Knowledge of any material dissatisfaction on the part of any Significant Supplier or any facts or circumstances that could reasonably lead to such material dissatisfaction. None of the Acquired Companies has received any written or, to the Knowledge of the Company, oral notice from any Significant Supplier that such supplier shall not continue as a supplier to any of the Acquired Companies (or the Surviving Corporation or Parent) or that such supplier intends to terminate, breach or not renew existing Contracts with any of the Acquired Companies (or the Surviving Corporation or Parent).
3.21    Accounts Receivable. Schedule 3.21 of the Company Disclosure Letter sets forth an accurate and complete aging of the Acquired Companies’ accounts receivable as of the Agreement Date in the aggregate and by customer. All such accounts receivable derive from bona fide sales transactions entered into in the Ordinary Course of Business and are payable on the terms and conditions set forth in the applicable Contract. Schedule 3.21 of the Company Disclosure Letter sets forth such amounts of accounts receivable as of the Agreement Date that are subject to asserted written claims by customers and reasonably detailed information regarding asserted written claims made within the last year, including the type and amounts of such claims.
3.22    Foreign Corrupt Practices Act. None of the Acquired Companies nor any of their directors, officers, agents or employees has, for or on behalf of such Acquired Company (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made, authorized, promised or offered to make any unlawful payments of money or other things of value to foreign government officials or employees or related parties, or to foreign political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (c) made any other payments in violation of Law.
3.23    Export Controls. Each of the Acquired Companies has at all times conducted its export and related transactions in all material respects in accordance with (x) all applicable U.S. export, re-export, and anti-boycott laws and regulations, including the Export Administration Regulations, the Arms Export Control Act and International Traffic in Arms Regulations, and U.S. economic sanctions laws and regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control and (y) all other applicable import and export controls in the other countries in which any of the Acquired Companies conducts business.
(a)    The Acquired Companies have obtained, and are in compliance in all material respects with, all material export licenses and other material consents, authorizations, waivers, approvals, and orders, and has made or filed any and all necessary notices, registrations, declarations and filings with any Governmental Authority, and has met the requirements of any license exceptions or exemptions, as required in connection with (i) the export and re-export of products, services, Software or other Technology, and (ii) releases of technical data, Software or other Technology to foreign nationals located in the United States and abroad (“Export Approvals”).
(b)    Each of the Acquired Companies is in compliance in all material respects with the terms of all applicable Export Approvals.
(c)    There are no pending or, to the Knowledge of the Company, threatened inquiries, investigations, enforcement actions, voluntary disclosure or other claims against any of the Acquired Companies with respect to Export Approvals.
(d)    To the Knowledge of the Company, there are no actions, conditions or circumstances pertaining to the Acquired Companies’ export and related transactions that may give rise to any future inquiries, investigations, enforcement actions, voluntary disclosures or other claims.
(e)    No Export Approvals for the transfer of export licenses to Parent or the Surviving Corporation are required, or such Export Approvals can be obtained expeditiously without material cost.
(f)    Schedule 3.23(f) of the Company Disclosure Letter sets forth the true, complete and accurate export control classification numbers applicable to the Company Offerings and the Company Technology.
(g)    None of the Acquired Companies has exported or re-exported to any countries subject to U.S. embargo or trade sanctions or to entities identified on any U.S. governmental export exclusion lists, including the Denied Persons List, Entity List, and Specially Designated Nationals List.
3.24    Corporate Documents. The Company has made available all documents listed, or required to be listed, in the Company Disclosure Letter (including any Schedule thereto).
3.25    Transaction Fees. Except as set forth on Schedule 3.25 of the Company Disclosure Letter pursuant to the immediately succeeding sentence, none of the Acquired Companies or any of their Affiliates is obligated for the payment of any fees or expenses of any investment banker, broker, finder or similar party in connection with the origin, negotiation or execution of this Agreement or in connection with the Merger or any other transaction contemplated by this Agreement. The legal and accounting advisors and any other persons to whom any of the Acquired Companies currently expect to owe fees and expenses that will constitute Transaction Fees are set forth on Schedule 3.25 of the Company Disclosure Letter, and other than the Transaction Fees that will be due to the Persons set forth on Schedule 3.25 of the Company Disclosure Letter, there are no Transaction Fees.
3.26    Disclosure. To the Knowledge of the Company, no representation or warranty or other statement made by the Company or any of the Company Representatives in this Agreement, the Company Disclosure Letter, the certificates delivered pursuant to this Agreement or the Company Ancillary Agreements contains, with respect to any of the Acquired Companies, any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements contained herein and therein, in light of the circumstances under which such statements were made, not misleading.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Parent and Merger Sub represent and warrant to the Company that the statements contained in this Article 4 are true and correct on and as of the Agreement Date and shall be true and correct as of immediately prior to the Closing:
4.1    Organization and Good Standing. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted and as presently proposed to be conducted. Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Washington. Each of Parent and Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not individually or in the aggregate be material to Parent’s or Merger Sub’s ability to consummate the Merger or to perform its respective obligations under this Agreement, the Parent Ancillary Agreements and the Merger Sub Ancillary Agreements.
4.2    Power, Authorization and Validity.
(k)    Power and Authority. Parent has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the Parent Ancillary Agreements and to consummate the Merger. The execution, delivery and performance by Parent of this Agreement, each of the Parent Ancillary Agreements and all other agreements, transactions and actions contemplated hereby or thereby have been duly and validly approved and authorized by all necessary corporate action on the part of Parent. Merger Sub has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the Merger Sub Ancillary Agreements and to consummate the Merger, subject to any required approval of Merger Sub’s sole stockholder. The execution, delivery and performance by Merger Sub of this Agreement, each of the Merger Sub Ancillary Agreements and all other agreements, transactions and actions contemplated hereby or thereby have been duly and validly approved and authorized by all necessary corporate action on the part of Merger Sub.
(l)    No Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority, or any other Person, governmental or otherwise, is necessary or required to be made or obtained by Parent or Merger Sub to enable Parent and Merger Sub to lawfully execute and deliver, enter into, and perform its obligations under this Agreement, each of the Parent Ancillary Agreements and each of the Merger Sub Ancillary Agreements or to consummate the Merger, except for (i) such consents, approvals, orders, authorizations, registrations, declarations and filings, if any, that if not made or obtained by Parent or Merger Sub would not reasonably be expected to result in a Material Adverse Effect on Parent’s or Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement, the Parent Ancillary Agreements and the Merger Sub Ancillary Agreements, (ii) the filing of the Articles of Merger with the Secretary of State of the State of Washington and (iii) the filing of the premerger notification and report form by Parent under the HSR Act or any other applicable antitrust Laws and the termination or expiration of the waiting period under the HSR Act or any other applicable antitrust Laws.
(m)    Enforceability. This Agreement has been duly executed and delivered by Parent and Merger Sub. This Agreement and each of the Parent Ancillary Agreements are, or when executed by Parent shall be, valid and binding obligations of Parent, enforceable against Parent in accordance with their respective terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of Law and equity governing specific performance, injunctive relief and other equitable remedies. This Agreement and each of the Merger Sub Ancillary Agreements are, or when executed by Merger Sub shall be, valid and binding obligations of Merger Sub, enforceable against Merger Sub in accordance with their respective terms, subject to the effect of (A) applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to rights of creditors generally and (B) rules of Law and equity governing specific performance, injunctive relief and other equitable remedies.
4.3    No Conflict. Neither the execution and delivery of this Agreement, any of the Parent Ancillary Agreements or any of the Merger Sub Ancillary Agreements by Parent or Merger Sub, nor the consummation of the Merger or any other transaction contemplated hereby or thereby, shall conflict with, or (with or without notice or lapse of time, or both) result in a breach, impairment, violation of or an acceleration of an obligation or loss of material benefit, or constitute a default under: (a) any provision of the certificate of incorporation or bylaws of Parent or the articles of incorporation or bylaws of Merger Sub, each as currently in effect or (b) any Law applicable to Parent, Merger Sub or any of their respective material assets or properties, except in the case of clause (b) where such conflict, breach, impairment, violation or default would not reasonably be expected to result in a Material Adverse Effect on Parent’s or Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement, the Parent Ancillary Agreements and the Merger Sub Ancillary Agreements.
4.4    Interim Operations of Merger Sub. Merger Sub was formed by Parent solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement. All of the issued and outstanding capital stock of Merger Sub is validly issued, fully paid and non-assessable. Merger Sub has no Liabilities and, except for a subscription agreement pursuant to which all of its authorized capital stock was issued to Parent, is not a party to any agreement other than this Agreement and agreements with respect to the appointment of registered agents and similar matters.
4.5    Litigation. There is no Action pending or, to Parent’s or Merger Sub’s knowledge, threatened against Parent or Merger Sub that would prevent, enjoin, alter, materially delay or otherwise adversely affect Parent’s or Merger Sub’s performance under this Agreement or the consummation of the transactions contemplated hereby. Neither Parent nor Merger Sub is subject to any outstanding judgment, decree, injunction, rule or order of any Governmental Authority, arbitrator or mediator that would prevent, enjoin, alter or materially delay the Merger, or that would materially interfere with the ability of Parent or Merger Sub to consummate the Merger.
4.6    Brokers. Neither Parent nor Merger Sub is obligated for the payment of any fees or expenses of any investment banker, broker, finder or similar party in connection with the origin, negotiation or execution of this Agreement or in connection with the Merger or any other transaction contemplated by this Agreement, except for the fees and expenses of Evercore Partners, which shall be paid by Parent.
4.7    Financing. Parent has and shall have at the Closing sufficient cash and available credit facilities from reputable financial institutions to (a) pay the full consideration payable hereunder, (b) make all other necessary payments by it in connection with the Merger, (c) pay all of its and Merger Sub’s related fees and expenses and (d) provide for the working capital needs of the Surviving Corporation.
4.8    Reports and Financial Statements. Each form, report, statement or schedule and other document filed or furnished publicly by Parent with the SEC since January 1, 2013 is publicly available at www.sec.gov (collectively, the “Parent Reports”). The Parent Reports include all of the documents required to be filed or furnished publicly by the Parent under Section 13 or subsections (a) or (c) of Section 14 of the Exchange Act with the SEC from January 1, 2013 through the Agreement Date. The Parent Reports were prepared in accordance with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act, and, in each case, the rules and regulations promulgated thereunder and complied in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder when filed. As of their respective dates, and, if amended, as of the date of each such amendment, the Parent Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Parent included in the Parent Reports (i) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto when filed, (ii) were prepared in accordance with GAAP (except, in the case of unaudited financial statements, as permitted by the SEC) applied on a consistent basis throughout the periods covered thereby (except as may be indicated therein or in the notes thereto, and in the case of quarterly financial statements, as permitted by Regulation S-X promulgated by the SEC), and (iii) fairly present in all material respects the consolidated financial condition, results of operations and cash flows of Parent and its Subsidiaries as of the respective dates thereof and for the periods referred to therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).
4.9    No Material Adverse Effect. Since the Balance Sheet Date, there has not been any change, event, circumstance, condition or effect that has had or would reasonably be expected to have a Material Adverse Effect on Parent.
ARTICLE 5
COMPANY COVENANTS
During the time period from the Agreement Date until the earlier to occur of (x) the Effective Time or (y) the termination of this Agreement in accordance with the provisions of Article 8, the Company covenants and agrees with Parent as follows:
5.1    Advise of Changes. The Company shall promptly advise Parent in writing of (a) any event occurring subsequent to the Agreement Date that would render any representation or warranty of the Company contained in Article 3 untrue or inaccurate such that the condition set forth in Section 7.2(a) could reasonably be expected to not be satisfied, (b) any breach of any covenant or obligation of the Company pursuant to this Agreement or any Company Ancillary Agreement such that the condition set forth in Section 7.2(b) could reasonably be expected to not be satisfied, (c) any Material Adverse Change in the Company, or (d) any change, event, circumstance, condition or effect that would result, or reasonably be expected to result, in a Material Adverse Effect on the Company or cause any of the conditions set forth in Section 7.2 not to be satisfied; provided, however, that the delivery of any notice by the Company pursuant to this Section 5.1 shall not be deemed to amend or supplement the Company Disclosure Letter and shall not cure any breach of, or non-compliance with, any other provision of this Agreement or limit the right of Parent or any Parent Indemnified Person to indemnification under Article 9, or any right of Parent to claim a failure of a condition to Closing set forth in Section 7.1 or 7.2, as applicable, with respect to any matters disclosed pursuant to this Section 5.1.
5.2    Maintenance of Business.
(f)    The Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to carry on and preserve the Company Business and its business relationships with users, customers, advertisers, suppliers, employees and others with whom the Acquired Companies have contractual relations. If so requested by Parent, the Company shall, and shall cause its Subsidiaries to, exercise commercially reasonable efforts to cooperate with Parent in facilitating an orderly and smooth transition of such relationships to Parent upon the Merger. Such cooperation may include joint customer calls and cooperation in setting sales and marketing strategies.
(g)    The Company shall (i) pay all of its debts and Taxes when due, (ii) pay or perform its other Liabilities when due and (iii) continue to make accruals in the Ordinary Course of Business with respect to the Company’s 2014 annual cash bonuses.
(h)    The Company shall use commercially reasonable efforts to ensure that each Contract to which any of the Acquired Companies is a party that is entered into after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any material change in the obligations of any party in connection with, or terminate as a result of the consummation of, the Merger.
(i)    The Company shall, and shall cause its Subsidiaries to, continue to collect accounts receivable and pay accounts payable with respect to the Company Business in the Ordinary Course of Business.
(j)    The Company shall, and shall cause its Subsidiaries to (i) ensure that all necessary fees and filings with respect to any Registered Company Intellectual Property Rights are timely submitted to the relevant Governmental Authorities and Domain Name registrars to maintain such Registered Company Intellectual Property Rights in full force and effect, (ii) not act, or fail to act, in each case, in any manner that would reasonably be expected to result in any loss, lapse, abandonment, invalidity or unenforceability of any Company Intellectual Property Rights and (iii) not otherwise assign, transfer, or dispose of any Company Intellectual Property Rights.
(k)    No Acquired Company shall, without Parent’s prior written consent: (i) accelerate the payment of any commissions, cash bonuses or other cash compensation (other than ordinary wages, salary or scheduled commissions) to any of its directors, officers, employees or consultants or (ii) pay any amounts to its directors, officers, employees or consultants in respect of the Company’s 2014 annual cash bonuses prior to February 2015.
5.3    Conduct of Business. The Company shall, and shall cause its Subsidiaries to, continue to conduct the Company Business in the Ordinary Course of Business and, notwithstanding the foregoing, the Company shall not, and shall cause its Subsidiaries not to, without Parent’s prior written consent, or except as specifically set forth on Schedule 5.3 of the Company Disclosure Letter, take any action that, if taken after the Balance Sheet Date but before the execution of this Agreement, would be required to be disclosed pursuant to Section 3.11. Parent acknowledges and agrees that (a) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time and (b) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.
5.4    Regulatory Approvals. The Company shall, and shall cause its Subsidiaries to, promptly execute and file, or join in the execution and filing of, any application, notification or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Authority, whether federal, state, local or foreign, which may be required in connection with the consummation of the Merger and the other transactions contemplated by this Agreement or any Company Ancillary Agreement. The Company shall, and shall cause its Subsidiaries to, make all filings required of it under the HSR Act or other antitrust Laws with respect to the transactions contemplated hereby as promptly as reasonably practicable and shall comply as soon as reasonably practicable and to the extent necessary with any formal or informal request under the HSR Act or other antitrust Laws for additional information, documents or other materials received from the Federal Trade Commission, Department of Justice or any other Governmental Authority acting pursuant to its antitrust authority. The Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to obtain, and to cooperate with Parent and Merger Sub to promptly obtain, all such authorizations, approvals and consents and shall pay any associated filing fees payable by the Company with respect to such authorizations, approvals and consents; provided that Parent shall be responsible for the payment of 50% of the filing fees associated with any filing under the HSR Act. The Company shall promptly inform Parent of any communication between any of the Acquired Companies and any Governmental Authority regarding any of the transactions contemplated hereby. If any of the Acquired Companies or any of their Affiliates receives any formal or informal request for supplemental information or documentary material from any Governmental Authority with respect to the transactions contemplated hereby, then the Company shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request. The Company shall, and shall cause its Subsidiaries to, consult with and cooperate with Parent in advance of any such written or oral communication to any Governmental Authority. The Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to resolve questions or objections, if any, of any Governmental Authority.
5.5    Approval of Company Stockholders.
(g)    Within 24 hours following the execution and delivery of this Agreement, the Company shall deliver to Parent a true, correct and complete executed copy of the written consent of the Company Stockholders in the form of the Stockholder Consent, which consent shall, as provided by the WBCA and the Company’s Charter Documents, constitute the irrevocable approval of the Merger and the transactions contemplated by this Agreement and the approval and adoption of this Agreement by the Stockholder Approval, which shall also include and constitute the irrevocable approval by the Company Stockholders of the indemnification obligations of the Company Indemnifying Parties set forth in Article 9 and the appointment of each of John Chapple and Gary O’Malley as the Representative.
(h)    As soon as reasonably practicable, and in any event within 10 days following the Agreement Date, the Company will prepare and cause to be delivered to the Company Stockholders an information statement (the “Information Statement”) in form and substance reasonably acceptable to Parent and its representatives, which shall (i) provide notice of the adoption of this Agreement and the approval of the Merger to the Company Stockholders who have not executed the Stockholder Consent, pursuant to and in accordance with applicable provisions of Law and (ii) provide the notice required by Law that dissenters’ rights may be available to the Company Stockholders in accordance with the WBCA. The Company will give Parent and its representatives reasonable opportunity to review and comment on the Information Statement (but in no event less than two Business Days) and the Company will consider in good faith any comments that Parent or its representatives have with respect to the Information Statement. The Company shall promptly inform Parent of the date on which the Information Statement was sent. Whenever any event occurs which should be set forth in an amendment or supplement to the Information Statement so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein not misleading, the Company or Parent, as the case may be, will promptly inform the other of such occurrence and cooperate in making any appropriate amendment or supplement to, and/or mailing to the Company Stockholders of, such amendment or supplement.
(i)    The board of directors of the Company shall unanimously recommend that the Company Stockholders vote in favor of the approval of the Merger and adoption of this Agreement. The Information Statement and any other disclosure document distributed to the Company Stockholders in connection with the Merger shall include a statement to the effect that the board of directors of the Company has unanimously recommended that the Company Stockholders vote in favor of the approval of the Merger and the adoption of this Agreement. After the Company Stockholders have delivered the Stockholder Consent, neither the board of directors of the Company nor any committee thereof shall (i) approve or recommend, or propose to approve or recommend, any inquiry, offer or proposal from any Person (other than Parent) for, regarding or concerning any Alternative Transaction (an “Acquisition Proposal”) other than the Merger, (ii) withdraw or modify or propose to withdraw or modify in a manner adverse to Parent or Merger Sub its approval or recommendation of the Merger, this Agreement or the transactions contemplated hereby, (iii) approve, enter, or permit or cause any of the Acquired Companies to enter, into any letter of intent, agreement in principle, acquisition agreement or other similar Contract or instrument related to any Acquisition Proposal, or (iv) resolve or announce its intention to do any of the foregoing.
(j)    In connection with the solicitation of written consents from the Company Stockholders, the Company shall furnish to Parent, as soon as practicable upon the delivery and effectiveness of the written consents, a schedule that sets forth (i) the name of each Company Stockholder who has executed and delivered a written consent to the Company, (ii) the number of shares of Company Common Stock and Company Preferred Stock owned of record by each such Company Stockholder, and (iii) the number of such shares with respect to which such written consent was delivered to the Company. Such schedule shall be updated on a regular basis by the Company as it receives additional written consents.
(k)    To the extent that any “disqualified individual” with respect to the Company or any of its Affiliates (within the meaning of Section 280G(c) of the Code and the regulations thereunder) would receive any payments or benefits that would reasonably be expected to constitute “parachute payments” (within the meaning of Section 280G(b)(2)(A) of the Code and the regulations thereunder), then, the Company will (i) no later than seven Business Days prior to the Closing, use commercially reasonable efforts to obtain from each such “disqualified individual” a waiver of such disqualified individual’s rights to some or all of such payments or benefits (the “Waived 280G Benefits”) substantially in the form attached hereto as Exhibit C so that any remaining payments and/or benefits shall not be deemed to be “parachute payments” (within the meaning of Section 280G of the Code and the regulations thereunder), and (ii) no later than four Business Days prior to the Closing Date, with respect to each individual who agrees to the waiver described in clause (i), submit to a vote of the Company Stockholders entitled to vote on such matters (along with adequate disclosure intended to satisfy the requirements of Section 280G(b)(5)(B)(ii) of the Code and any regulations promulgated thereunder) the right of any such “disqualified individual” to receive the Waived 280G Benefits. The Company shall provide drafts of such waivers and disclosure and approval materials to Parent for its review and approval (which approval will not be unreasonably withheld, conditioned or delayed) no later than 10 Business Days prior to soliciting such waivers and soliciting such approval. If any of the Waived 280G Benefits fail to be approved as contemplated above, such Waived 280G Benefits shall not be made or provided. To the extent applicable, prior to the Closing, the Company shall deliver to Parent evidence reasonably acceptable to Parent that a vote of the Company Stockholders was solicited in accordance with the foregoing provisions of this Section 5.5 and that either (A) the requisite number of votes of Company Stockholders was obtained with respect to the Waived 280G Benefits (the “280G Approval”) or (B) the 280G Approval was not obtained, and, as a result, no Waived 280G Benefits shall be made or provided.
5.6    Necessary Consents. The Company shall use commercially reasonable efforts to obtain prior to the Closing such consents and authorizations of third parties, give notices to third parties and take such other actions as may be necessary or appropriate in order to effect the consummation of the Merger and the other transactions contemplated by this Agreement, to enable the Surviving Corporation (or Parent) to carry on the Company Business immediately after the Effective Time, and to keep in effect and avoid the breach, violation of, termination of, or adverse change to, any Contract to which the Company is party, including the consents, authorizations, notices and actions which are listed on Schedule 5.6 of the Company Disclosure Letter.
5.7    Litigation. The Company shall notify Parent in writing promptly after learning of any Action by or before any court, arbitrator or arbitration panel, board or governmental agency, initiated by or against any of the Acquired Companies, or known by the Company to be pending or threatened against any of the Acquired Companies or any of their officers, directors, employees or stockholders in their capacity as such. The Company shall notify Parent in writing promptly after learning of any written or unwritten claim by, or receiving any notice from, any Person (a) alleging any infringement, misappropriation, misuse, dilution, violation, or unauthorized use or disclosure of any Intellectual Property Rights or Technology or unfair competition, (b) inviting any of the Acquired Companies to take a license under any Intellectual Property Rights or consider the applicability of any Intellectual Property Rights to any Company Offerings or the conduct of the Company Business or (c) challenging the ownership, use, validity or enforceability of any Company Intellectual Property Rights or Company Technology.
5.8    No Other Negotiations.
(a)    The Company shall not, and shall not authorize, encourage or permit any of its officers, directors, employees, stockholders, Affiliates, agents, advisors (including any attorneys, financial advisors, investment bankers or accountants) or other representatives (collectively, “Company Representatives”) to, directly or indirectly: (i) solicit, initiate, or knowingly encourage, facilitate or induce the making, submission or announcement of any Acquisition Proposal, (ii) furnish any nonpublic information regarding the Acquired Companies to any Person (other than Parent and its agents and advisors) in connection with or in response to any Acquisition Proposal (other than to respond to such Acquisition Proposal by indicating that the Company is subject to this Section 5.8), (iii) enter into, participate in, entertain, maintain or continue any discussions or negotiations with any Person (other than Parent and its agents and advisors) with respect to any Alternative Transaction (other than to respond to such Acquisition Proposal by indicating that the Company is subject to this Section 5.8), (iv) otherwise cooperate with, facilitate or encourage any effort or attempt by any Person (other than Parent and its agents and advisors) to effect any Alternative Transaction, (v) execute, enter into or become bound by any letter of intent, memorandum of understanding, other Contract or understanding between the Company and any Person (other than Parent) that is related to, provides for or concerns any Alternative Transaction, (vi) submit any Acquisition Proposal to the vote of any Company Securityholder or (vii) enter into any other transaction not in the Ordinary Course of Business, the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Merger. If any Company Representative, whether in his or her capacity as such or in any other capacity, takes any action that the Company is obligated pursuant to this Section 5.8(a) to cause such Company Representative not to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 5.8(a).
(b)    The Company shall notify Parent within 24 hours after receipt by any of the Acquired Companies (or, to the Knowledge of the Company, by any of the Company Representatives) of any Acquisition Proposal, or any other notice that any Person is considering making an Acquisition Proposal, or any request for nonpublic information relating to any of the Acquired Companies or for access to any of the properties, books or records of any of the Acquired Companies by any Person or Persons other than Parent in connection with a potential Alternative Transaction. Such notice shall describe (i) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request, and (ii) the identity of the Person or Persons making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The Company shall keep Parent fully informed of the status and details of any such Acquisition Proposal and any correspondence or communications related thereto and shall provide to Parent a correct and complete copy of such Acquisition Proposal and any amendments, correspondence and communications related thereto, if it is in writing, or a written summary of the material terms thereof, if it is not in writing. The Company shall provide Parent with 48 hours prior notice (or such lesser prior notice as is provided to the members of the board of directors of the Company) of any meeting of the board of directors of the Company at which the board of directors of the Company is reasonably expected to consider any Alternative Transaction. The Company shall, and shall cause its Subsidiaries and each Company Representative to, immediately cease and cause to be terminated any and all existing activities, discussions and negotiations with any Persons conducted heretofore with respect to an Alternative Transaction.
5.9    Access to Information. The Company shall provide Parent and its agents and advisors access at reasonable times to the files, books, records, Technology, Contracts, personnel and offices of the Acquired Companies, including any and all information relating to the Taxes, Contracts, Liabilities, financial condition and real, personal and intangible property of the Acquired Companies, subject to the terms of that certain Confidentiality Agreement by and between the Company and Parent dated as of October 1, 2012, as amended on July 11, 2014 (the “Confidentiality Agreement”). The Company shall cause its accountants to cooperate with Parent and Parent’s agents and advisors in making available all financial information reasonably requested by Parent and its agents and advisors, including the right to examine all working papers pertaining to all financial statements prepared or audited by such accountants. No review pursuant to this Section 5.9 shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement. Notwithstanding anything to the contrary contained herein, Parent and Parent’s representatives shall not contact or communicate with the employees, customers and suppliers of the Acquired Companies regarding the Merger without the prior consent of the Chief Executive Officer, Chief Financial Officer or Chief Technology Officer of the Company, which consent shall not be unreasonably withheld, conditioned or delayed; provided; however, that Parent, Merger Sub and their respective officers, directors, employees, agents, Affiliates and representatives may, in their sole discretion, respond to inquiries from customers and suppliers of any of the Acquired Companies that are also customers or suppliers of Parent or any of its Affiliates regarding the Merger.
5.10    Satisfaction of Conditions Precedent. The Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to satisfy or cause to be satisfied all the conditions precedent set forth in Sections 7.1 and 7.2, and the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to cause the Merger and the other transactions contemplated by this Agreement to be consummated in accordance with the terms of this Agreement.
5.11    Termination of Certain Company Benefit Arrangements.
(c)    If requested by Parent at least five Business Days prior to Closing, the Company’s board of directors shall adopt resolutions terminating or cancelling the Company Benefit Arrangements set forth in Schedule 5.11 of the Company Disclosure Letter effective as of a date specified by Parent and provide evidence of such termination or cancellation reasonably acceptable to Parent.
(d)    Prior to the Closing, the Company shall use commercially reasonable efforts to cause each Specified Person to execute a release agreement in form and substance satisfactory to Parent (an “Equity Release Agreement”), releasing such Specified Person’s rights to receive such Specified Person’s ungranted options to purchase shares of Company Common Stock or other securities of the Company in exchange for a cash payment (the aggregate amount of all cash payments owed to Specified Persons pursuant to Equity Release Agreements being referred to as the “Aggregate Equity Release Amount”).
5.12    Repayment of Debt. As soon as practicable following the Agreement Date, the Company shall obtain (i) bank pay-off letters, in form and substance reasonably acceptable to Parent, with respect to the indebtedness of the Acquired Companies set forth on Schedule 5.12 (the “Closing Pay-Off Debt”), which letters shall provide for the release of all Encumbrances relating to the Closing Pay-Off Debt following satisfaction of the terms contained in such pay-off letters (including any premiums above the principal amount of such Closing Pay-Off Debt or any fees payable in connection with such Closing Pay-Off Debt), (ii) a UCC-3 termination statement terminating the security interests of each Person holding a security interest in the assets of any of the Acquired Companies, (iii) forms of notices of termination for any account control agreements entered into in connection with the Closing Pay-Off Debt, (iv) forms of terminations for any intellectual property security agreements filed with the United States Patent and Trademark Office or United States Copyright Office in connection with the Closing Pay-off Debt, and (v) forms of notices of termination for any landlord or bailee waivers executed in connection with the Closing Pay-off Debt.
5.13    Notices to Company Securityholders and Employees.
(d)    The Company shall timely provide to the Company Securityholders all advance notices required to be given to such Company Securityholders in connection with this Agreement, the Merger and the transactions contemplated by this Agreement under the Articles of Incorporation or bylaws of the Company, the Company Stock Plan, the Company Warrants or other applicable Contracts and under Law.
(e)    The Company shall give all notices and other information required to be given by the Company to the employees of any of the Acquired Companies, any collective bargaining unit representing any group of employees of any of the Acquired Companies, and any applicable Governmental Authority under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other Laws in connection with the transactions contemplated by this Agreement or other applicable Contracts.
5.14    Closing Certificates. The Company shall prepare and deliver to Parent a draft Spreadsheet and the Closing Financials Certificate not later than three Business Days prior to the scheduled Closing Date. The Company shall provide to Parent copies of the documents or instruments evidencing the amounts set forth on any such drafts and the Company shall consider in good faith any comments or proposed changes to such documents and certificates that may be suggested by Parent in the period following delivery thereof but prior to the Closing.
5.15    Takeover Statutes. If any Takeover Statute or other anti-takeover regulation, charter provision or Contract is or shall become applicable to the Merger or the transactions contemplated hereby, the Company and the board of directors of the Company shall grant such approvals and take such actions as are necessary under such provision or Law so that the transactions contemplated hereby and thereby may be consummated as promptly as practicable on the terms contemplated hereby and thereby without adverse effect under, and otherwise act to eliminate or minimize the effects of, such provision, Law or Contract.
5.16    Corporate Matters. The Company shall at the Closing, deliver to Parent the minute books containing the records of all proceedings, consents, actions and meetings of the board of directors of each of the Acquired Companies, committees of the board of directors of each of the Acquired Companies and the Company Stockholders and the stock ledgers, journals and other records reflecting all stock issuances and transfers.
5.17    Open Source Software.
(a)    The Company shall not, without Parent’s prior written consent, adopt any use of any Open Source Software in connection with any Company Offerings (including in connection with the development of any Company Offerings) or in connection with any other Software developed by or for the Company, which use the Company had not first adopted prior to the Agreement Date.
(b)    The Company agrees to take the actions specified on Schedule 5.17(b).
(c)    The Company shall not distribute or provide access to any Open Source Software, or any Software incorporating any Open Source Software, in a manner that, under the terms of any applicable Copyleft License, would result in a requirement or purported requirement (including as a condition to the exercise of any license rights) that (i) any Company Software be made subject to any Copyleft License or (ii) any of the Acquired Companies grant any Intellectual Property License with respect to Patents.
5.18    Surrender of 214 Licenses. The Acquired Companies shall cause each of their authorizations under Section 214 of the Communications Act of 1934 to be surrendered prior to the Closing Date.
5.19    Tail Policy. Prior to the Effective Time, the Company shall purchase tail insurance coverage for the Acquired Companies’ directors and officers in a form reasonably acceptable to the Company and Parent, which shall provide such directors and officers with coverage for six years following the Effective Time with respect to claims arising out of acts or omissions occurring at or prior to the Effective Time (the “Insurance Coverage”); provided that the full cost and all premiums associated with such Insurance Coverage are paid in a lump sum by the Company prior to or at the Closing and are included as a Transaction Fee.
ARTICLE 6
PARENT COVENANTS
Except as otherwise provided below, during the time period from the Agreement Date until the earlier to occur of (a) the Effective Time or (b) the termination of this Agreement in accordance with the provisions of Article 8, Parent covenants and agrees with the Company as follows:
6.1    Advise of Changes. Parent shall promptly advise the Company in writing of (a) any event occurring subsequent to the Agreement Date that would render any representation or warranty of Parent or Merger Sub contained in Article 4 untrue or inaccurate such that the condition set forth in Section 7.3(a) could reasonably be expected to not be satisfied, or (b) any breach of any covenant or obligation of Parent or Merger Sub pursuant to this Agreement, any Parent Ancillary Agreement or any Merger Sub Ancillary Agreement such that the condition set forth in Section 7.3(b) could reasonably be expected to not be satisfied.
6.2    Regulatory Approvals. Parent shall promptly execute and file, or join in the execution and filing of, any application, notification or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Authority, whether foreign, federal, state, local or municipal, which may be required in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, any Parent Ancillary Agreement or any Merger Sub Ancillary Agreement. Parent shall make all filings required of it under the HSR Act or other antitrust Laws with respect to the transactions contemplated hereby as promptly as reasonably practicable and shall comply as soon as reasonably practicable and to the extent necessary with any formal or informal request under the HSR Act or other antitrust Laws for additional information, documents or other materials received from the Federal Trade Commission, Department of Justice or any other Governmental Authority acting pursuant to its antitrust authority. Parent shall use commercially reasonable efforts to obtain all such authorizations, approvals and consents and shall pay any associated filing fees payable by Parent with respect to such authorizations, approvals and consents. Subject to applicable Laws and orders, Parent shall promptly inform the Company of any communication between Parent and any Governmental Authority regarding any of the transactions contemplated hereby. Notwithstanding anything in this Agreement to the contrary, if any Action is instituted (or threatened in writing to be instituted) challenging any transaction contemplated by this Agreement as violative of any Law, it is expressly understood and agreed that neither Parent nor any of its Subsidiaries or Affiliates shall be under any obligation to: (a) litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, or (b) make proposals, execute or carry out agreements or submit to orders providing for (i) the sale, divestiture or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent, any of its Subsidiaries or Affiliates (including the Surviving Corporation) or the Company, or the holding separate of the shares of Company Capital Stock or (ii) the imposition of any limitation on the ability of Parent or any of its Subsidiaries or Affiliates to freely conduct their business or own such assets or to acquire, hold or exercise full rights of ownership of the shares of Company Capital Stock.
6.3    Satisfaction of Conditions Precedent. Parent shall use commercially reasonable efforts to satisfy or cause to be satisfied all of the conditions precedent set forth in Sections 7.1 and 7.3, and Parent shall use commercially reasonable efforts to cause the Merger and the other transactions contemplated by this Agreement to be consummated in accordance with the terms of this Agreement.
6.4    Indemnification of Company Directors and Officers.
(l)    If the Merger is consummated, then until the sixth anniversary of the Effective Time, Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Acquired Companies to their present and former directors and officers (the “Company Indemnified Parties”) pursuant to indemnification agreements with the Acquired Companies in effect on the Agreement Date and identified on Schedule 6.4(a) of the Company Disclosure Letter and pursuant to the Company’s Articles of Incorporation or bylaws, in each case, as in effect on the Agreement Date (the “Company Indemnification Provisions”), with respect to claims arising out of acts or omissions occurring at or prior to the Effective Time which are asserted after the Effective Time. Any claims for indemnification made under this Section 6.4(a) on or prior to the sixth anniversary of the Effective Time shall survive such anniversary until the final resolution thereof. However, the foregoing covenants under this Section 6.4(a) shall not apply to (i) any claim or matter that relates to a willful or intentional breach of a representation, warranty or covenant made by the Company in connection with this Agreement or the transactions contemplated hereby or (ii) any claim based on a claim for which a Parent Indemnified Person would be entitled to indemnification pursuant to Article 9. In the event of a breach of the representation set forth in the last sentence of Section 3.6, this Section 6.4(a) shall be terminated with respect to any claim not disclosed in Schedule 3.6 of the Company Disclosure Letter. For the avoidance of doubt, and notwithstanding any provision to the contrary contained in the Company Indemnification Provisions, no Company Indemnified Party shall be entitled to coverage under any Parent director and officer insurance policy or errors and omission policy unless such Company Indemnified Party is separately eligible for coverage under such policy pursuant to Parent’s policies and procedures and the terms of such insurance policy. Notwithstanding the foregoing, no such indemnity shall be provided if such claim was the result of any Company Indemnified Party’s gross negligence or willful misconduct.
(m)    Parent shall maintain (or cause the Surviving Corporation to maintain) the Insurance Coverage in full force and effect, and continue to honor the obligations thereunder during the term thereof; provided, however, that neither Parent nor the Surviving Corporation shall be required to pay any additional amounts following the Closing with respect to such Insurance Coverage, including any additional amounts to maintain such Insurance Coverage.
(n)    This Section 6.4 shall survive the consummation of the Merger, is intended to benefit each Company Indemnified Party, shall be binding on all successors and assigns of the Surviving Corporation and Parent, and shall be enforceable by the Company Indemnified Parties (each of whom is an intended third party beneficiary of this Section 6.4); provided, however, that recourse shall first be against the Insurance Coverage until it is exhausted before recovery against Parent shall take place.
(o)    The provisions of this Section 6.4 shall in no way affect the rights of the Parent Indemnified Persons or the obligations of the Company Stockholders arising under Article 9, and any Liabilities subject to indemnification pursuant to Section 6.4(a) or to be covered by Insurance Coverage pursuant to Section 6.4(b) shall in no event include any Damages for which any Company Stockholder is liable (either directly or through an obligation to indemnify another Person) pursuant to the terms hereof.
(p)    In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 6.4.
6.5    Continuation of Certain Company Benefit Arrangements.
(a)    During the period commencing on the Closing Date and ending on the date which is 12 months from the Closing Date, Parent shall, or shall cause the Surviving Corporation to, provide each employee who remains employed immediately after the Closing Date (“Company Continuing Employee”) with: (i) base salary or hourly wages which are no less than the base salary or hourly wages provided by the Company immediately prior to the Closing Date, (ii) target bonus opportunities which are no less than the target bonus opportunities provided by the Company immediately prior to the Closing Date, and (iii) employee benefits that are (A) no less favorable in the aggregate than those provided by the Company’s existing Company Employee Plans as of the date hereof (or modifications thereto that are approved by the Company’s officers) or (B) provided by Parent to similarly situated employees in similar locations of Parent. No later than February 28, 2015, Parent shall pay, or cause to be paid, all cash bonuses that are earned, due and payable under the Company’s 2014 annual cash bonus plan to the employees of the Acquired Companies that are employed by Parent or its Affiliates (including the Surviving Corporation) at the time of such payment.
(b)    With respect to any employee benefit plan of Parent in which any Company Continuing Employees will participate effective as of the Closing Date (collectively, “Parent Benefit Plans”), Parent shall, or shall cause the Surviving Corporation to, recognize all service of the Company Continuing Employees with the Acquired Companies as if such service were with Parent or its Affiliates for purposes of vesting and eligibility to participate in any Parent Benefit Plan; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, with respect to each Parent Benefit Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), Parent or its Affiliates shall (i) use commercially reasonable efforts to cause to be waived any pre-existing condition exclusion or waiting periods that apply to the Company Continuing Employees, unless such conditions would not have been waived under the comparable plans of the Company and its Affiliates and (ii) provide each Company Continuing Employee and his or her covered dependents with credit for any eligible expenses incurred under any Company Employee Plan for purposes of satisfying the co-payment, deductible and maximum out-of-pocket requirements applicable to such Company Continuing Employee and his or her covered dependents as if such amounts had been paid in accordance with the corresponding Parent Benefit Plans.
(c)    The provisions of this Section 6.5 are solely for the benefit of the parties to this Agreement, and no employee of any of the Acquired Companies shall be regarded for any purpose as a third-party beneficiary of this Agreement and no provision of this Section 6.5 shall create such rights in any such persons. Nothing herein shall (i) guarantee employment for any period of time or preclude the ability of Parent, any Acquired Company or the Surviving Corporation to terminate the employment or service of any Person at any time and for any reason, (ii) require Parent, any Acquired Company or the Surviving Corporation to continue any Company Benefit Arrangement or other employee benefit plans or arrangements or prevent the amendment, modification or termination thereof after the Effective Time or (iii) amend any Company Benefit Arrangement or other employee benefit plans or arrangements.
ARTICLE 7
CONDITIONS TO CLOSING OF MERGER
7.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions:
(f)    Governmental Approvals. Other than the filing of the Articles of Merger in accordance with the terms of Section 2.5, all permits, authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Authority as may be required to consummate the Merger shall have been filed, occurred or been obtained.
(g)    No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory action, restraint or prohibition preventing or challenging the consummation of the Merger or limiting or restricting the conduct or operation of the Company Business by Parent after the Merger shall have been issued, nor shall any Action brought by a domestic administrative agency or commission or other domestic Governmental Authority or other third party, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal.
(h)    Stockholder Approval. The Stockholder Approval shall have been obtained and such approval shall remain in full force and effect.
7.2    Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction of each of the following conditions, any of which may be waived in writing exclusively by Parent and Merger Sub, to the extent permitted by Law:
(g)    Representations and Warranties. As of the Agreement Date and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are made only as of a specific earlier date, in which case as though made as of such earlier date), the representations and warranties of the Company that are qualified by materiality or Material Adverse Effect shall be true and correct in all respects, and the representations and warranties of the Company that are not so qualified shall be true and correct in all material respects; and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company to such effect.
(h)    Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company to such effect.
(i)    No Material Adverse Effect. From and after the date of this Agreement, there shall not have occurred any event, and no circumstance shall exist, that, alone or together with any one or more other events or circumstances has had, is having or would reasonably be expected to have a Material Adverse Effect on the Company, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company to such effect.
(j)    Dissenting Stockholders. Holders of no more than 2% of the issued and outstanding Company Capital Stock (on an as-converted to Company Common Stock basis) as of immediately prior to the Effective Time shall have elected to, or continue to have a right to, exercise dissenters’ or similar rights under Law with respect to such shares by virtue of the Merger.
(k)    Escrow Agreement; Exchange Agreement.
(i)    The Escrow Agent and the Representative shall have executed and delivered to Parent the Escrow Agreement and such agreement shall remain in full force and effect.
(ii)    The Exchange Agent shall have executed and delivered to Parent the Exchange Agreement and such agreement shall remain in full force and effect.
(l)    Employment Matters. Each of the Required Employees shall have executed and delivered Offer Letters to Parent and such Offer Letters shall remain in full force and effect; no Required Employee shall have repudiated or purported to revoke his or her acceptance of his or her Offer Letter; and each Required Employee shall be available to commence employment on the date stated in his or her Offer Letter (including, for the avoidance of doubt, under all applicable immigration and other Laws).
(m)    Employee Covenants Agreements. Each of the persons identified on Schedule 7.2(g) shall have executed and delivered to Parent an Employee Covenants Agreement.
(n)    Consents. Parent shall have received duly executed copies of all third-party consents, approvals, assignments, notices, waivers, authorizations or other certificates set forth in Schedule 7.2(h).
(o)    Termination, Modification or Satisfaction of Company Stockholder Documents and Rights. Each of the agreements identified on Schedule 7.2(i) shall have been terminated, effective as of the Effective Time, in accordance with their respective terms, and the parties to the agreements identified on such Schedule 7.2(i) shall have waived all of their respective rights thereunder, effective as of, and contingent upon, the Effective Time.
(p)    Resignations of Directors and Officers. The persons holding the positions of a director or officer of each of the Acquired Companies, in office immediately prior to the Effective Time, shall have resigned from such positions in writing effective as of the Effective Time.
(q)    Closing Financials Certificate. Parent shall have received the Closing Financials Certificate from the Company, provided, however, that such receipt shall not be deemed to be an agreement by Parent that the Closing Financials Certificate is accurate and shall not affect, in any manner whatsoever, any Parent Indemnified Person’s right to indemnification pursuant to Section 9.2 if the Closing Employee Payments Certificate is not accurate.
(r)    Spreadsheet. Parent shall have received the Spreadsheet from the Company, certified as such by the chief executive officer of the Company; provided, however, that such receipt shall not be deemed to be an agreement by Parent that the Spreadsheet is accurate and shall not affect, in any manner whatsoever, any Parent Indemnified Person’s right to indemnification pursuant to Section 9.2 if the Spreadsheet is not accurate.
(s)    Good Standing Certificates. Parent shall have received a certificate of good standing from the Office of the Secretary of State of the State of Washington and each other state or jurisdiction in which the Company is qualified to do business as a foreign corporation certifying, as of a date no more than five Business Days prior to the Closing Date, that the Company is in good standing.
(t)    Secretary’s Certificate. Parent shall have received a certificate dated as of the Closing Date, signed by the secretary of the Company, certifying as to (i) an attached copy of the Company’s bylaws and stating that the Company’s bylaws have not been amended, modified, revoked or rescinded, (ii) an attached copy of the Articles of Incorporation and stating that the Articles of Incorporation have not been amended, modified, revoked or rescinded, and (iii) an attached copy of the resolutions of the board of directors of the Company authorizing and approving the execution, delivery and performance of, and the consummation of this Agreement and the Company Ancillary Agreements and the consummation of the transactions contemplated by this Agreement, and stating that such resolutions have not been amended, modified, revoked or rescinded.
(u)    Termination of Company Benefit Arrangements. The Company shall have terminated or cancelled the Company Benefit Arrangements set forth in Schedule 5.11 of the Company Disclosure Letter (if any) effective as of the date specified by Parent.
(v)    Section 280G Approval. The 280G Proposal shall have been subject to a vote by the Company Stockholders as required by Section 5.5, and each “disqualified individual” set forth on Schedule 5.5(e) of the Company Disclosure Letter shall have agreed pursuant to the terms of the Parachute Payment Waiver, to, and shall, forfeit any payments that would be non-deductible if the stockholder approval described in Section 5.5 is not obtained.
(w)    Pay-Off Letters.
(i)    Fee Acknowledgements. Parent shall have received written acknowledgments pursuant to which the Acquired Companies’ outside legal counsel and any financial advisor, accountant or other Person who performed services for or on behalf of any Acquired Company, or who is otherwise entitled to any fees, compensation or reimbursement from any Acquired Company, in connection with this Agreement or any of the transactions contemplated by this Agreement, acknowledges: (A) the total amount of fees, costs and expenses of any nature that has been paid to such Person in connection with this Agreement and/or the transactions contemplated by this Agreement; (B) the total amount of fees, costs and expenses of any nature that is or will become payable to such Person in connection with this Agreement and/or the transactions contemplated by this Agreement; and (C) that, upon receipt of the amount referred to in clause (B) above, it has been paid in full and is not (and will not be) owed any other amount by any Acquired Company with respect to this Agreement or the transactions contemplated by this Agreement.
(ii)    SVB Credit Agreement. Parent shall have received a copy of (A) the pay-off letter in respect of the SVB Credit Agreement, executed and delivered by SVB to the Company, in form and substance reasonably satisfactory to Parent, (B) a UCC-3 termination statement terminating the security interests in the assets of the Company and its Subsidiaries granted to SVB pursuant to the SVB Credit Agreement, (C) forms of notices of termination for any account control agreements entered into in connection with the SVB Credit Agreement, (D) forms of terminations for any intellectual property security agreements filed with the United States Patent and Trademark Office or United States Copyright Office, and (E) forms of notices of termination for any landlord or bailee waivers executed in connection with the SVB Credit Agreement.
(x)    FIRPTA. Parent shall have received a properly executed statement, issued by the Company pursuant to Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3) dated no more than 30 days prior to the Closing Date and signed by an officer of the Company, and in form and substance reasonably satisfactory to Parent, certifying that interests in the Company, including shares of Company Capital Stock, do not constitute “United States real property interests” under Section 897(c) of the Code and the Company shall have provided notice to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).
(y)    Delivery of Certain Agreements.
(i)    The holders of at least 96% of the outstanding Company Capital Stock shall have executed and delivered to Parent a Support Agreement.
(ii)    The holders of at least 96% of the outstanding Company Capital Stock shall have executed and delivered to Parent an Investment Representation Letter.
(z)    Delivery of Notices; Termination of Company Options. Parent shall have received reasonably satisfactory evidence (with Closing to be conclusive evidence of such determination): (i) of timely delivery by the Company of all notices and related information required to be delivered to Company Optionholders as required pursuant to the Company Stock Plan or any applicable stock option or award, in order to effect the transactions contemplated by this Agreement and the Company Ancillary Agreements; and (ii) as to the termination of all outstanding Company Options such that at the Effective Time any and all equity incentive plans sponsored or maintained by the Company and its Affiliates shall automatically terminate and no Person shall have any right to purchase or receive any equity or payment interest, or right convertible into or exercisable for any equity or payment interest of the Company. The Company shall have delivered to Parent in a form acceptable to Parent a true, correct and complete copy of resolutions adopted by the board of directors of the Company, certified by the secretary of the Company, terminating all outstanding Company Options.
(aa)    Delivery of Notices; Termination of Company Warrants. Parent shall have received reasonably satisfactory evidence of timely delivery by the Company of all notices and related information required to be delivered to Company Warrantholders as required pursuant to the applicable Company Warrant, in order to effect the transactions contemplated by this Agreement and the Company Ancillary Agreements.
(bb)    Intellectual Property Assignment. Parent shall have received reasonably satisfactory evidence that each current and former employee and consultant of the Company has executed an Invention Assignment Agreement.
(cc)    Termination of Agreements. The agreements set forth on Schedule 7.2(w) shall have been terminated to the satisfaction of Parent.
(dd)    Option Surrender Agreements. The holders of at least 90% of the Company Options (other than Underwater Options) shall have executed and delivered to Parent an option surrender agreement, in substantially the form of Exhibit F (an “Option Surrender Agreement”).
(ee)    Certain Actions. The Company shall have taken the actions specified on Schedule 7.2(y).
(ff)    Equity Release Agreements. Each Specified Person shall have executed and delivered to the Company an Equity Release Agreement.
(gg)    Delivery of Software. The Company shall have taken the actions specified on Schedule 7.2(aa).
7.3    Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction of each of the following conditions, any of which may be waived, in writing, exclusively by the Company, to the extent permitted by Law:
(q)    Representations and Warranties. As of the Agreement Date and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are made only as of a specific earlier date, in which case as though made as of such earlier date), the representations and warranties of Parent and Merger Sub that are qualified by materiality or material adverse effect shall be true and correct in all respects, and the representations and warranties of Parent and Merger Sub that are not so qualified shall be true and correct in all material respects, and the Company shall have received a certificate signed on behalf of Parent by an authorized officer of Parent to such effect.
(r)    Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date; and the Company shall have received a certificate signed on behalf of Parent by an authorized officer of Parent to such effect.
(s)    Escrow Agreement; Exchange Agreement.
(i)    The Escrow Agreement shall have been executed and delivered by Parent and the Escrow Agent and such Escrow Agreement shall remain in full force and effect.
(ii)    The Exchange Agreement shall have been executed and delivered by Parent and the Exchange Agent and such Exchange Agreement shall remain in full force and effect.
(t)    Secretary’s Certificate. The Company shall have received a certificate dated as of the Closing Date, signed by the secretary of each of Parent and Merger Sub, certifying as to (i) an attached copy of the bylaws of Parent and Merger Sub and stating that such bylaws have not been amended, modified, revoked or rescinded, (ii) an attached copy of the certificate of incorporation of Parent and articles of incorporation of Merger Sub and stating that such charter documents have not been amended, modified, revoked or rescinded, and (iii) an attached copy of the resolutions of the board of directors of Parent and Merger Sub authorizing and approving the execution, delivery and performance of, and the consummation of this Agreement and the Parent Ancillary Agreements and the consummation of the transactions contemplated by this Agreement, and stating that such resolutions have not been amended, modified, revoked or rescinded.
ARTICLE 8
TERMINATION OF AGREEMENT
8.1    Termination by Mutual Consent. This Agreement may be terminated and the Merger contemplated hereby may be abandoned, notwithstanding any Stockholder Consent, at any time prior to the Effective Time by the mutual written consent of Parent and the Company.
8.2    Unilateral Termination.
(u)    Either Parent or the Company, by giving written notice to the other, may terminate this Agreement if a court of competent jurisdiction or other Governmental Authority shall have issued a final judgment or taken any action (and the final appeal of such judgment or action has been denied) having the effect of permanently restraining or enjoining or otherwise prohibiting the Merger or any other material transaction contemplated by this Agreement.
(v)    Either Parent or the Company, by giving written notice to the other, may terminate this Agreement if the Merger shall not have been consummated by 11:59 p.m. Eastern time on January 31, 2015 if the conditions to the terminating party’s obligations to Closing under Article 7 have not been satisfied by the other party or waived by the terminating party by such date other than conditions pertaining to covenants to be performed as part of effectuating the Closing; provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(b) shall not be available to any party whose breach of a representation or warranty or covenant made under this Agreement by such party results in the failure of any condition set forth in Article 7 to be fulfilled or satisfied on or before such date.
(w)    Either Parent or the Company, by giving written notice to the other, may terminate this Agreement at any time prior to the Effective Time if the other has committed a breach of (i) any of its representations and warranties under Article 3 or Article 4, as applicable, or (ii) any of its covenants under Article 5 or Article 6, as applicable, and (A) has not cured such breach within 10 Business Days after the party seeking to terminate this Agreement has given the other party written notice of such breach and its intention to terminate this Agreement pursuant to this Section 8.2(c) (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured) and (B) if not cured on or prior to the Closing Date, such breach would result in the failure of any of the conditions set forth in Article 7 to be fulfilled or satisfied; provided, however, that the right to terminate this Agreement under this Section 8.2(c) shall not be available to a party if such party is at that time in material breach of this Agreement.
(x)    Parent, by giving written notice to the Company, may terminate this Agreement at any time prior to the Effective Time if any event has occurred or any circumstance exists which, alone or together with any one or more other events or circumstances has had, is having or would reasonably be expected to have a Material Adverse Effect on the Company.
(y)    Parent, by giving written notice to the Company, may terminate this Agreement at any time prior to the Effective Time if the Stockholder Consent, executed by Company Stockholders that represent the Stockholder Approval, is not delivered to Parent within 24 hours after the execution of this Agreement by Parent, Merger Sub, the Company and the Representative.
8.3    Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.2, this Agreement shall forthwith become void and there shall be no Liability or obligation on the part of Parent, Merger Sub or the Company or their respective officers, directors, stockholders or Affiliates; provided, however, that (a) the provisions of this Section 8.3 and Article 11 shall remain in full force and effect and survive any termination of this Agreement and (b) nothing herein shall relieve any party hereto from Liability in connection with any fraud, willful breach or intentional misrepresentation of any of such party’s representations, warranties or covenants contained herein, to the extent occurring prior to such termination.
ARTICLE 9
SURVIVAL OF REPRESENTATIONS, INDEMNIFICATION AND REMEDIES,
CONTINUING COVENANTS
9.1    Survival. If the Merger is consummated, the representations and warranties of the Company contained in this Agreement, the Company Disclosure Letter and the certificates of the Company delivered pursuant to Section 7.2, shall survive the Effective Time and remain in full force and effect until the Expiration Date; provided, however, that: (a) the Specified Representations will remain operative and in full force and effect until the 60th day following the expiration of the statute of limitations applicable to the subject matter of such representation (which, for the avoidance of doubt, does not mean the statute of limitations applicable to a claim for breach of contract); (b) no right to indemnification pursuant to this Article 9 in respect of any claim based upon any failure of a representation or warranty to be true and correct that is set forth in a Notice of Claim delivered in accordance with Section 9.5 prior to the applicable expiration date of such representation or warranty shall be affected by the expiration of such representation or warranty; and (c) such expiration shall not affect the rights of any Parent Indemnified Person, under this Article 9 or otherwise, to seek recovery of Damages arising out of any fraud, willful breach or intentional misrepresentation until the 60th day following the expiration of the statute of limitations applicable to such fraud, willful breach or intentional misrepresentation. The representations and warranties of Parent and Merger Sub contained in this Agreement and the certificates to be delivered pursuant to Section 7.3 shall survive the Effective Time and remain in full force and effect until the Expiration Date; provided, however, that (i) no right to indemnification pursuant to this Article 9 in respect of any claim based upon any failure of a representation or warranty to be true and correct that is set forth in a Notice of Claim delivered in accordance with Section 9.5 prior to the applicable expiration date of such representation or warranty shall be affected by the expiration of such representation or warranty; and (ii) such expiration shall not affect the rights of any Securityholder Indemnified Person, under this Article 9 or otherwise, to seek recovery of Damages arising out of any fraud, willful breach or intentional misrepresentation until the 60th day following the expiration of the statute of limitations applicable to such fraud, willful breach or intentional misrepresentation. All covenants of the parties (including the covenants set forth in Article 5 and Article 6) shall remain operative and in full force and effect until the 60th day following the expiration of the statute of limitations applicable to the subject matter of such covenant; provided, however, that no right to indemnification pursuant to this Article 9 in respect of any claim based upon any breach of a covenant set forth in a Notice of Claim delivered prior to the 60th day following the applicable expiration date of such covenant shall be affected by the expiration of such covenant.
9.2    Company Agreement to Indemnify. Each Company Stockholder and holder of Company Options (other than Underwater Options) (each, a “Company Indemnifying Party” and collectively, the “Company Indemnifying Parties”) shall severally (based on each such Company Indemnifying Party’s Pro Rata Share), and not jointly, indemnify and hold harmless each of Parent, the Surviving Corporation and their respective Affiliates, officers, directors, agents, representatives, stockholders and employees (each hereinafter referred to individually as a “Parent Indemnified Person” and collectively as the “Parent Indemnified Persons”) from and against any and all losses, reductions in value, costs, damages, lost profits, Liabilities, interest and expenses (including attorneys’ fees, other professionals’ and experts’ fees and court costs incurred in connection with investigating, defending against or settling any of the foregoing) (hereinafter collectively referred to as “Damages”) incurred by a Parent Indemnified Person, directly or indirectly, arising out of or resulting from or in connection with:
(d)    any failure of any representation or warranty made by the Company in this Agreement or the Company Disclosure Letter, to be true and correct as of the Agreement Date or as of the Closing Date (as though such representation or warranty were made as of the Closing Date rather than the Agreement Date, except in the case of any individual representation and warranty which by its terms speaks only as of a specific date or dates, in which case as though made as of such specific date or dates) and any failure of any certification to be made by the Company pursuant to Section 7.2(a) to be true and correct as of the date such certificate shall be delivered to Parent (this Section 9.2(a), and any Third-Party Claim to the extent arising out of or resulting from this Section 9.2(a), the “Company Representation Indemnities”);
(e)    any breach of or default in connection with any of the covenants or agreements made by the Company in this Agreement and any failure of any certification to be made by the Company pursuant to Section 7.2(b) to be true and correct as of the date such certificate shall be delivered to Parent;
(f)    any inaccuracies in the Spreadsheet or errors in the calculation of the Closing Debt Amount or the Unpaid Transaction Fees (including the Closing Employee Payments) or any failure of any certification to be made by the Company pursuant to Section 7.2(k) to be true and correct as of the date such certificate shall be delivered to Parent;
(g)    any claim asserted by any current, former or alleged securityholder of any Acquired Company (whether against any Acquired Company, Parent, any Affiliate of the Company or Parent, or any officer, director, employee, agent or representative of any of the foregoing) (i) relating to this Agreement, any other agreement entered into in connection with this Agreement, the Merger or any of the other transactions contemplated hereby or thereby, (ii) alleging any ownership of or interest in any shares or other securities of any Acquired Company that is not specifically disclosed in the Spreadsheet or (iii) that is in any way inconsistent with, or that involves an allegation of facts inconsistent with, any of the information set forth in Section 3.4, in Schedule 3.4 of the Company Disclosure Letter or in the Spreadsheet;
(h)    any payments made with respect to Dissenting Shares to the extent that such payments exceed the value of the amounts that otherwise would have been payable pursuant to Article 2 upon the exchange of the Dissenting Shares;
(i)    any Indemnified Taxes, other than the Special Tax Indemnities;
(j)    the items set forth on Schedule 9.2(g);
(k)    the items set forth on Schedule 9.2(h); or
(l)    any Third-Party Claim relating to any of the items referred to in clauses (b) through (h) above.
9.3    Parent Agreement to Indemnify. Parent and the Surviving Corporation (each, a “Parent Indemnifying Party” and collectively, the “Parent Indemnifying Parties”) shall jointly and severally indemnify and hold harmless each Company Stockholder and holder of Company Options (other than Underwater Options) and their respective Affiliates, officers, directors, agents, representatives, stockholders and employees (each, a “Securityholder Indemnified Person” and collectively, the “Securityholder Indemnified Persons”) from and against any and all Damages incurred by a Securityholder Indemnified Person, directly or indirectly, arising out of or resulting from or in connection with:
(a)    any failure of any representation or warranty made by Parent or Merger Sub in this Agreement to be true and correct as of the Agreement Date or as of the Closing Date (as though such representation or warranty were made as of the Closing Date rather than the Agreement Date, except in the case of any individual representation and warranty which by its terms speaks only as of a specific date or dates, in which case as though made as of such specific date or dates) and any failure of any certification to be made by Parent pursuant to Section 7.3(a) to be true and correct as of the date such certificate shall be delivered to the Company (this Section 9.3(a), and any Third-Party Claim to the extent arising out of or resulting from this Section 9.3(a), the “Parent Representation Indemnities”); and
(b)    any breach of or default in connection with any of the covenants or agreements made by the Parent or Merger Sub in this Agreement and any failure of any certification to be made by Parent pursuant to Section 7.3(b) to be true and correct as of the date such certificate shall be delivered to the Company.
9.4    Limitations.
(c)    In the case of a claim with respect to any of the Company Representation Indemnities, each Company Indemnifying Party shall be severally and not jointly liable for such Company Indemnifying Party’s Pro Rata Share of any Damages resulting therefrom up to an amount equal to the General Escrow Amount and recovery from the Escrow Fund shall be the sole and exclusive remedy under this Agreement for any such claim for indemnification, except in the case of (i) fraud, willful breach or intentional misrepresentation or (ii) any failure of any of the Specified Representations to be true and correct as set forth in Section 9.2(a). In the case of a claim with respect to any of the Parent Representation Indemnities, the Parent Indemnifying Parties shall be jointly and severally liable for any Damages resulting therefrom up to an amount equal to the General Escrow Amount, except in the case of (A) fraud, willful breach or intentional misrepresentation or (B) any failure of any of the Specified Representations to be true and correct as set forth in Section 9.3(a).
(d)    In the case of (i) any failure of any of the Specified Representations to be true and correct as set forth in Section 9.2(a), (ii) any claim for indemnification made pursuant to clauses (b) through (h) of Section 9.2, (iii) any claim for indemnification made pursuant to clause (i) of Section 9.2 arising out of an alleged breach of any Specified Representation or the matters described in clauses (b) through (h) of Section 9.2, and (iv) any claim for indemnification arising out of fraud, willful breach or intentional misrepresentation, each Company Indemnifying Party shall be severally and not jointly liable for such Company Indemnifying Party’s Pro Rata Share of any Damages resulting therefrom up to the aggregate portion of the Final Adjusted Transaction Value received by such Company Indemnifying Party pursuant to Article 2. Any Damages recoverable by the Parent Indemnified Persons (A) pursuant to indemnification claims under this Article 9 (other than with respect to the Special Tax Indemnities) shall be paid first out of the portion of the Escrow Fund constituting the General Escrow Amount and second, if the portion of the Escrow Fund constituting the General Escrow Amount is insufficient to satisfy such Damages in full or if the portion of the Escrow Fund constituting the General Escrow Amount has been released in accordance with the Escrow Agreement, by the Company Indemnifying Parties, subject to the limitations set forth in this Article 9 and (B) pursuant to indemnification claims with respect to the Special Tax Indemnities shall be paid first out of the portion of the Escrow Fund constituting the Tax Escrow Amount, second out of the remaining funds in the Escrow Fund, and third, if the Escrow Fund is insufficient to satisfy such Damages in full or if the Escrow Fund has been released in accordance with the Escrow Agreement, by the Company Indemnifying Parties, subject to the limitations set forth in this Article 9. In the case of (1) any failure of any of the Specified Representations to be true and correct as set forth in Section 9.3(a), and (2) any claim for indemnification arising out of fraud, willful breach or intentional misrepresentation, the Parent Indemnifying Parties shall be jointly and severally liable for any Damages resulting therefrom up to the Final Adjusted Transaction Value in the aggregate.
(e)    Notwithstanding anything herein to the contrary, there shall be no maximum liability for any Company Indemnifying Party (i) who committed fraud or made any intentional misrepresentation in connection with this Agreement or the transactions contemplated hereby or willfully breached this Agreement or (ii) who has actual knowledge of such fraud, intentional misrepresentation or willful breach.
(f)    No Parent Indemnified Person may receive any portion of the Escrow Fund in respect of any claim for indemnification that is made pursuant to the Company Representation Indemnities (in each case except for any claims (i) with respect to any Specified Representations, or (ii) which involve fraud, willful breach or intentional misrepresentation), unless and until Damages in the aggregate under all claims that have been incurred, paid or properly accrued exceed $570,000 (the “Basket”), in which case the Parent Indemnified Persons may make claims for indemnification for all Damages, including the amount of the Basket. No Securityholder Indemnified Person may receive any proceeds from Parent in respect of any claim for indemnification that is made pursuant to the Parent Representation Indemnities (in each case except for any claims (x) with respect to any Specified Representations, or (y) which involve fraud, willful breach or intentional misrepresentation), unless and until Damages in the aggregate under all claims that have been incurred, paid or properly accrued exceed the Basket, in which case the Securityholder Indemnified Persons may make claims for indemnification for all Damages, including the amount of the Basket. In determining the amount of any Damages in respect of the failure of any representation or warranty to be true and correct as of any particular date, any materiality or Material Adverse Effect standard contained in such representation or warranty shall be disregarded; provided, however, that this sentence shall not apply in connection with determining the amount of any Damages in respect of the failure of any Specified Representation to be true and correct as of any particular date (and, as a result, any materiality or Material Adverse Effect standards contained in such Specified Representation shall not be disregarded in connection with determining the amount of such Damages).
(g)    Notwithstanding anything herein to the contrary, for purposes of calculating or determining the amount of Damages incurred under Section 9.2 or Section 9.3, there shall be deducted from any Damages an amount equal to the amount of any proceeds actually received by any Parent Indemnified Person or Securityholder Indemnified Person from any third-party insurer in connection with such Damages (after giving effect to any deductible or increase in premium proximately caused thereby to the extent paid or payable and net of any costs and expenses of recovery or collection thereof); provided, however, that none of the Parent Indemnified Persons, the Securityholder Indemnified Persons or the Representative shall have any obligation to (i) seek recovery against any existing insurance policies (other than insurance policies of the Company that are in existence as of the time of Closing (disregarding any renewal or extension thereof)) or (ii) obtain insurance coverage or other third party protection with respect to any particular matter.
(h)    No Parent Indemnified Person or Securityholder Indemnified Person shall be entitled to double recovery for any adjustments to the Merger Consideration provided for hereunder or for any indemnifiable Damages even though such Damages may have resulted from the breach of more than one of the representations, warranties, agreements and covenants in this Agreement.
(i)    Notwithstanding anything to the contrary contained in this Agreement, under no circumstances will any party be liable to the other for any punitive, speculative or remote damages or any damages that are not the reasonably foreseeable consequence of any breach of or inaccuracy contained in this Agreement, the Company Disclosure Letter or any certificate, document or agreement contemplated by or required to be delivered pursuant to this Agreement (except to the extent such damages are awarded to a third party pursuant to a Third-Party Claim).
(j)    No Parent Indemnified Person shall be entitled to indemnification under this Agreement in respect of any Damages to the extent such Damages were taken into account in the calculation of, and reduced the value of (i) the Final Adjusted Transaction Value, including the calculation of the Closing Debt Amount or the amount of Transaction Fees (including the Closing Employee Payments) or (ii) the Closing Working Capital Amount.
(k)    The rights to indemnification set forth in this Agreement based on the representations, warranties, covenants, agreements and obligations set forth herein shall not be affected by any investigation conducted by Parent or the Company, or any knowledge acquired (or capable of being acquired) at any time (whether before or after the Agreement Date or the Closing Date), with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant, agreement or obligation.
(l)    The parties acknowledge the applicability of the common law duty to mitigate Damages.
9.5    Notice of Claim.
(z)    As used herein, the term “Claim” means a claim for indemnification of an Indemnified Party for Damages under this Article 9.
(aa)    The applicable Indemnified Party shall give written notice of a Claim executed by an authorized representative of such Indemnified Party (a “Notice of Claim”) to the Indemnitor (with a copy to the Escrow Agent if the Claim involves recovery against the Escrow Fund) reasonably promptly after the Indemnified Party becomes aware of the existence of any potential claim for indemnification under this Article 9, arising from or relating to:
(i)    any matter specified in Section 9.2 or Section 9.3; or
(ii)    the assertion, whether orally or in writing, against any Indemnified Party of an Action brought by a third party against such Indemnified Party that is based on, arises out of, or relates to subject matter that, if determined adversely to such Indemnified Party (regardless of the eventual outcome of such Action), could result in a Claim (in each such case, a “Third-Party Claim”).
(bb)    No delay on the part of an Indemnified Party in giving the Indemnitor a Notice of Claim (or any update or amendment thereto after conducting discovery regarding the underlying facts and circumstances set forth therein) shall relieve the Representative or any Company Indemnifying Party, on the one hand, or any Parent Indemnifying Party, on the other hand, from any of their respective obligations under this Article 9 unless (and then only to the extent that) the Representative or the Company Indemnifying Parties, on the one hand, or the Parent Indemnifying Parties, on the other hand, are materially prejudiced thereby in terms of the amount of Damages for which such Persons are obligated to indemnify the Indemnified Party.
9.6    Defense of Third-Party Claims.
(y)    The Indemnified Party shall determine and conduct the investigation, defense or settlement of any Third-Party Claim, and the costs and expenses incurred or paid by the Indemnified Party in connection with such investigation, defense or settlement (including attorneys’ fees, other professionals’ and experts’ fees, costs of investigation and court or arbitration costs) shall be included in the Damages for which the Indemnified Party may seek indemnification pursuant to a Claim made by any Indemnified Party hereunder, regardless of the resolution of such Third-Party Claim and whether it is ultimately determined that such Third-Party Claim arose out of, resulted from or was in connection with a matter for which indemnity is otherwise provided pursuant to Section 9.2 or Section 9.3.
(z)    The Indemnitor shall have the right to receive copies of all pleadings, notices and communications with respect to the Third-Party Claim to the extent that receipt of such documents by the Indemnitor does not affect any privilege relating to the Indemnified Party and the Indemnified Party shall provide the Indemnitor the opportunity to consult with and participate in, but not to determine or conduct, any defense of the Third-Party Claim or settlement negotiations with respect to the Third-Party Claim, all at the sole expense of the Indemnitor.
(aa)    No settlement of any such Third-Party Claim with any third party claimant shall be determinative of the amount of Damages relating to such matter, except with the consent of the Indemnitor, which consent shall not be unreasonably withheld, conditioned or delayed and which shall be deemed to have been given unless the Indemnitor shall have objected within 30 days after written request for such consent by the Indemnified Party.
9.7    Contents of Notice of Claim. Each Notice of Claim by an Indemnified Party given pursuant to Section 9.5 shall contain the following information: (a) that such Indemnified Party has directly or indirectly incurred, paid or properly accrued or, in good faith, believes it shall have to directly or indirectly incur, pay or accrue, Damages in an aggregate stated amount arising from such Claim (which amount may be an estimated amount or may be the amount of Damages claimed by a third party in a Third-Party Claim); and (b) a brief description, in reasonable detail (to the extent reasonably available to such Indemnified Party), of the facts, circumstances or events giving rise to the alleged Damages based on such Indemnified Party’s good faith belief thereof, including, to the extent reasonably available to such Indemnified Party: (i) the identity and address of any third-party claimant, (ii) copies of any formal demand or complaint and (iii) the specific nature of the breach to which such item is related; provided, however, that the Notice of Claim may be updated and amended from time to time by the Indemnified Party in good faith by delivering an updated or amended Notice of Claim to the Indemnitor, so long as the delivery of the original Notice of Claim is made within the applicable claims period and such update or amendment only asserts bases for liability reasonably related to the underlying facts and circumstances specifically set forth in such original Notice of Claim; provided further, that all Claims for Damages properly set forth in the original Notice of Claim or any permitted update or amendment thereto shall remain outstanding until such Claims for Damages have been finally resolved or satisfied, notwithstanding the expiration of such claims period.
9.8    Resolution of Notice of Claim.
(u)    Each Notice of Claim given by an Indemnified Party shall be resolved as follows:
(i)    Uncontested Claims. If, within 30 days after a Notice of Claim is received by the Indemnitor, the Indemnitor does not contest such Notice of Claim in writing to the Indemnified Party (with a copy to the Escrow Agent if the Claim involves recovery against the Escrow Fund) as provided in Section 9.8(a)(ii), the Indemnitor shall be conclusively deemed to have consented, on behalf of all Company Indemnifying Parties or Parent Indemnifying Parties, as applicable, to the recovery by the Indemnified Party of the full amount of Damages (subject to the limitations contained in this Article 9) specified in the Notice of Claim in accordance with this Article 9, including the forfeiture of all or a portion of the Escrow Fund, and, without further notice, to have stipulated to the entry of a final judgment for damages against the Company Indemnifying Parties or Parent Indemnifying Parties, as applicable, for such amount in any court having jurisdiction over the matter where venue is proper.
(ii)    Contested Claims. If the Indemnitor gives the Indemnified Party written notice contesting all or any portion of a Notice of Claim (a “Contested Claim”) (with a copy to the Escrow Agent if the Claim involves recovery against the Escrow Fund) within the 30-day period specified in Section 9.8(a)(i), then such Contested Claim shall be resolved by either (A) a written settlement agreement executed by Parent and the Representative (a copy of which shall be furnished to the Escrow Agent if the Claim involves recovery against the Escrow Fund) or (B) in the absence of such a written settlement agreement within 30 days following receipt by the Indemnified Party of the written notice from the Indemnitor, by binding litigation between Parent and the Representative in accordance with the terms and provisions of Section 9.8(b).
(v)    Litigation of Contested Claims. Either Parent or the Representative may bring suit in the courts of the State of Delaware and the Federal courts of the United States of America located within the State of Delaware to resolve a Contested Claim. The decision of the trial court as to the validity and amount of any claim in such Notice of Claim shall be nonappealable, binding and conclusive upon the parties to this Agreement and the Company Indemnifying Parties, the Parent Indemnifying Parties and the Escrow Agent, as applicable, shall be obligated to act in accordance with such decision and make or withhold payments out of the Escrow Fund in accordance therewith. Judgment upon any award rendered by the trial court may be entered in any court having jurisdiction. For purposes of this Section 9.8(b), in any suit hereunder in which any claim or the amount thereof stated in a Notice of Claim is at issue, the party seeking indemnification shall be deemed to be the non-prevailing party unless the trial court awards such party more than one-half of the amount in dispute, in which case the party from whom indemnification is sought shall be deemed to be the non-prevailing party. The non-prevailing party to a suit shall pay its own expenses and the expenses, including attorneys’ fees and documented out-of-pocket costs, reasonably incurred by the other party to the suit.
(w)    If any amount is determined, agreed or deemed agreed to be owed to any Parent Indemnified Person in accordance with this Section 9.8, then within three Business Days following the date such amount is determined, agreed or deemed agreed to be owed, Parent and the Representative shall execute and deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release such amount to the Parent Indemnified Person from the Escrow Fund (to the extent of the Escrow Fund) as follows: (i) a number of Escrow Shares having an aggregate Value equal to the product of (A) such amount, multiplied by (B) the Stock Percentage, and (ii) an amount of cash equal to the product of (A) such amount, multiplied by (B) the Cash Percentage. For purposes of this Article 9, the “Value” of any Escrow Shares delivered to a Parent Indemnified Person in satisfaction of a Claim shall be equal to the product of (x) the Average Trading Price (subject to equitable adjustment in the event of any stock split, stock dividend, reverse stock split or similar event affecting the Parent Common Stock after the Effective Time), multiplied by (y) the number of Escrow Shares.
9.9    Release of Remaining Escrow Fund.
(f)    General Escrow Amount. As soon as reasonably practicable following the Expiration Date, Parent shall instruct the Escrow Agent to deliver (based on each Company Indemnifying Party’s Pro Rata Share of the Escrow Amount) to the Company Indemnifying Parties (other than the holders of Withholding Options), and, on behalf of the holders of Withholding Options, to the Surviving Corporation or an Affiliate thereof, for subsequent release to such holders of Withholding Options as part of the second regularly scheduled payroll cycle of the Surviving Corporation or such Affiliate following such release, all of the funds in the Escrow Fund (if any) attributable to the General Escrow Amount in excess of any amounts in the Escrow Fund that is necessary to satisfy all unresolved, unsatisfied or disputed Claims for Damages specified in any Notice of Claim delivered to the Representative before the Expiration Date (based on the total maximum amount of Damages then being claimed by Parent Indemnified Persons in such unresolved, unsatisfied or disputed Claims). If any Claims are unresolved, unsatisfied or disputed as of the Expiration Date, then the Escrow Agent shall retain possession and custody of that portion of the Escrow Fund that equals the total maximum amount of Damages then being claimed by Parent Indemnified Persons in all such unresolved, unsatisfied or disputed Claims, and as soon as all such Claims have been resolved, the Escrow Agent shall deliver (based on the Pro Rata Share of the Escrow Amount of each Company Indemnifying Party) to the Company Indemnifying Parties (other than the holders of Withholding Options), and, on behalf of the holders of Withholding Options, to the Surviving Corporation or an Affiliate thereof, for subsequent release to such holders of Withholding Options as part of the second regularly scheduled payroll cycle of the Surviving Corporation or such Affiliate following such release, all remaining amounts in the Escrow Fund (if any) attributable to the General Escrow Amount not required to satisfy such Claims.
(g)    Tax Escrow Amount. As soon as reasonably practicable following the earlier of (i) the final resolution of all Claims with respect to the Special Tax Indemnities or (ii) the Tax Escrow Expiration Date, Parent shall instruct the Escrow Agent to deliver (based on each Company Indemnifying Party’s Pro Rata Share of the Escrow Amount) to the Company Indemnifying Parties (other than the holders of Withholding Options), and, on behalf of the holders of Withholding Options, to the Surviving Corporation or an Affiliate thereof, for subsequent release to such holders of Withholding Options as part of the second regularly scheduled payroll cycle of the Surviving Corporation or such Affiliate following such release, all of the Escrow Fund (if any) in excess of any amounts in the Escrow Fund that is necessary to satisfy all unresolved, unsatisfied or disputed Claims for Damages specified in any Notice of Claim delivered to the Representative before the Tax Escrow Expiration Date (based on the total maximum amount of Damages then being claimed by Parent Indemnified Persons in such unresolved, unsatisfied or disputed Claims). If any Claims are unresolved, unsatisfied or disputed as of the Tax Escrow Expiration Date, then the Escrow Agent shall retain possession and custody of that portion of the Escrow Fund that equals the total maximum amount of Damages then being claimed by Parent Indemnified Persons in all such unresolved, unsatisfied or disputed Claims, and as soon as all such Claims have been resolved, the Escrow Agent shall deliver (based on the Pro Rata Share of the Escrow Amount of each Company Indemnifying Party) to the Company Indemnifying Parties (other than the holders of Withholding Options), and, on behalf of the holders of Withholding Options, to the Surviving Corporation or an Affiliate thereof, for subsequent release to such holders of Withholding Options as part of the second regularly scheduled payroll cycle of the Surviving Corporation or such Affiliate following such release, all remaining amounts in the Escrow Fund (if any) not required to satisfy such Claims.
9.10    Tax Consequences of Indemnification Payments. All payments (if any) made to a Parent Indemnified Person pursuant to any indemnification obligations under this Article 9 will be treated as adjustments to the purchase price for Tax purposes and such agreed treatment will govern for purposes of this Agreement, unless otherwise required by Law.
9.11    No Right of Contribution. No Company Indemnifying Party or the Representative acting on their behalf shall make any claim for indemnification or contribution from Parent, the Company, the Surviving Corporation or any Affiliate, assign or successor of any of the foregoing with respect to any indemnity claims arising under or in connection with this Agreement to the extent that the Company, the Surviving Corporation or any Parent Indemnified Person is entitled to indemnification hereunder for such claim, it being acknowledged and agreed that the representations, warranties, covenants and agreements of the Company are solely for the benefit of the Parent Indemnified Persons.
9.12    Exclusive Remedy. Following the Closing, except for claims based on fraud, intentional misrepresentation or willful breach and except as contemplated by Section 11.5: (a) the rights to indemnification provided by Sections 9.2 and 9.3 shall be the sole and exclusive remedy for any Damages of any Indemnified Party with respect to any breach of this Agreement by the Company, on the one hand, or Parent and Merger Sub, on the other hand, or with respect to any of the matters set forth in Sections 9.2 and 9.3, (b) all statutes of limitations or other claims periods with respect to claims for Damages based on the matters that are subject to the limitations set forth in Section 9.1 shall be shortened to the applicable claims periods and survival periods set forth in Section 9.1 and (c) the Parent Indemnified Persons and the Securityholder Indemnified Persons irrevocably waive any and all rights they may have to make claims against any Company Indemnifying Party or Parent Indemnifying Party, respectively, under statutory and common law with respect to any breach of this Agreement by the Company, on the one hand, or Parent or Merger Sub, on the other hand, or with respect to any of the matters set forth in Sections 9.2 and 9.3.
9.13    Appointment of Representative.
(d)    By voting in favor of the adoption of this Agreement and the consummation of the Merger, executing and delivering a Support Agreement or an Option Surrender Agreement or participating in the Merger and receiving the benefits thereof, each Company Indemnifying Party shall be deemed to have approved the designation of and hereby designates the Representative as the representative of the Company Indemnifying Parties and as the attorney-in-fact and agent for and on behalf of each Company Indemnifying Party with respect to Claims under this Article 9 and the taking by the Representative of any and all actions and the making of any decisions required or permitted to be taken by the Representative under this Agreement, the Escrow Agreement or any Company Ancillary Agreement to which such Company Indemnified Party is a party in its capacity as a Company Indemnifying Party, including the exercise of the power to: (i) give and receive notices and communications to or from Parent (on behalf of itself or any other Parent Indemnified Person) and/or the Escrow Agent relating to this Agreement, the Escrow Agreement, any Company Ancillary Agreement to which such Company Indemnified Party is a party in its capacity as a Company Indemnifying Party, or any of the transactions and other matters contemplated hereby or thereby (except to the extent that this Agreement, the Escrow Agreement or any Company Ancillary Agreement to which such Company Indemnified Party is a party in its capacity as a Company Indemnifying Party expressly contemplates that any such notice or communication shall be given or received by such Company Indemnifying Party individually), (ii) authorize the release or delivery to Parent of all or a portion of the Escrow Fund in satisfaction of Claims by Parent or any other Parent Indemnified Person pursuant to this Article 9 (including by not objecting to such Claims), (iii) agree to, object to, negotiate, resolve, enter into settlements and compromises of, demand litigation of, and comply with orders of courts with respect to (A) Claims by Parent or any other Parent Indemnified Person pursuant to this Article 9 or (B) any dispute between any Parent Indemnified Person and any such Company Indemnifying Party, in each case, relating to this Agreement or the Escrow Agreement, and (iv) take all actions necessary or appropriate in the judgment of the Representative for the accomplishment of the foregoing. Either John Chapple or Gary O’Malley may take any action as the Representative hereunder without the signature or consent of the other. The Representative shall have authority and power to act on behalf of each Company Indemnifying Party with respect to the disposition, settlement or other handling of all Claims under this Article 9 and all rights or obligations arising under this Article 9. The Company Indemnifying Parties shall be bound by all actions taken and documents executed by the Representative in connection with this Article 9, and Parent and the other Parent Indemnified Persons shall be entitled to rely on any action or decision of the Representative. The Company Indemnifying Parties recognize and intend that the power of attorney granted in this Section 9.13(a) and the powers, immunities and rights to indemnification granted to the Representative hereunder: (1) are coupled with an interest and are irrevocable; (2) may be delegated by the Representative; and (3) shall survive the death, incapacity, dissolution, liquidation, bankruptcy or winding up of each of the Company Indemnifying Parties and shall be binding on any successor thereto. Each Company Indemnifying Party (I) agrees that all actions taken by the Representative under this Agreement or the Escrow Agreement shall be binding upon such Company Indemnifying Party and such Company Indemnifying Party’s successors as if expressly confirmed and ratified in writing by such Company Indemnifying Party and (II) waives any and all defenses which may be available to contest, negate or disaffirm the action of the Representative taken in good faith under this Agreement or the Escrow Agreement. The Representative shall only have the duties expressly stated in this Agreement and shall have no other duty, express or implied. The Representative may engage attorneys, accountants and other professionals and experts. The Representative may in good faith rely conclusively upon information, reports, statements and opinions prepared or presented by such professionals, and any action taken by the Representative based on such reliance shall be deemed conclusively to have been taken in good faith. Parent may conclusively rely, without independent verification or investigation, upon any action of the Representative as being the binding decision or action of the Company Indemnifying Parties, and Parent shall not be liable to any Company Indemnified Party or any other Person for any actions taken or omitted from being taken by them or by Parent in accordance with or reliance upon any decision or action of the Representative. Prior to the Effective Time, either John Chapple or Gary O’Malley may resign from his role as the Representative. The Person serving as the Representative may be replaced from time to time by the holders of a majority in interest of the Escrow Fund then on deposit with the Escrow Agent upon not less than 10 Business Days’ prior written notice to Parent and the Escrow Agent. No bond shall be required of the Representative, and the Representative shall receive no compensation for his, her or its services. Notices or communications to or from the Representative shall constitute notice to or from each of the Company Indemnifying Parties.
(e)    In performing the functions specified in this Agreement and the Escrow Agreement, the Representative shall not be liable to any Company Indemnifying Party in the absence of gross negligence or willful breach on the part of the Representative. Each Company Indemnifying Party shall severally (based on each such Company Indemnifying Party’s respective Pro Rata Share), and not jointly, indemnify and hold harmless the Representative from and against any loss, Liability or expense incurred without gross negligence or willful breach on the part of the Representative and arising out of or in connection with the acceptance or administration of its duties hereunder, including any out-of-pocket costs and expenses and legal fees and other legal costs reasonably incurred by the Representative (together, the “Representative Expenses”) if not paid directly to the Representative by the Company Indemnifying Parties, such Representative Expenses may be recovered by the Representative (i) first, from the Expense Fund Amount and (ii) second, to the extent the Expense Fund Amount is insufficient, from funds in the Escrow Fund otherwise distributable to the Company Indemnifying Parties (and not distributed or distributable to any Parent Indemnified Person or subject to a pending Claim of any Parent Indemnified Person) following the Expiration Date, at the time of distribution, so long as the Representative has delivered to the Escrow Agent prior to such time a certificate setting forth such Representative Expenses actually incurred, and such recovery will be made from the Company Indemnifying Parties according to their respective Pro Rata Shares.
(f)    Each of John Chapple and Gary O’Malley (in his capacity as the Representative) represents and warrants to Parent and Merger Sub as of the Agreement Date and as of the Closing Date as follows: (i) the Representative has all requisite power and authority to execute and deliver this Agreement and any other applicable other contract, instrument or document contemplated hereby and to perform his respective obligations hereunder and thereunder, (ii) this Agreement and any other applicable contract, instrument or document contemplated hereby has been duly executed and delivered by the Representative and constitutes a valid and binding obligation of the Representative, enforceable in accordance with its terms and (iii) neither the execution, delivery or performance of this Agreement or any other applicable contract, instrument or document contemplated hereby by the Representative nor the consummation of the Merger will conflict with, or result in a termination, breach, impairment or violation of any applicable Law or Contract to which the Representative or its assets or properties is bound.
(g)    Upon the payment of the Expense Fund Amount by Parent or its designee to the segregated client bank account maintained by the Representative for the Expense Fund Amount pursuant to Section 2.4(c), each Company Indemnifying Party shall be deemed to have contributed his, her or its Pro Rata Share of the Expense Fund Amount. The Representative shall hold the Expense Fund Amount in accordance with this Agreement on behalf of the Company Indemnifying Parties as a fund which will be used for the purposes of paying directly, or reimbursing the Representative for, any third party expenses pursuant to this Agreement and the Escrow Agreement. The Company Indemnifying Parties will not receive any interest or earnings on the Expense Fund Amount and irrevocably transfer and assign to the Representative any ownership right that they may otherwise have had in any such interest or earnings. The Representative will not be liable for any loss of principal of the Expense Fund Amount other than as a result of its gross negligence, willful misconduct or bad faith. The Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. Contemporaneous with or as soon as practicable following the release in full of the Escrow Fund, the Representative will deliver the balance of the Expense Fund Amount to the Exchange Agent for further distribution to the Company Indemnifying Parties (other than the holders of Withholding Options) and to the Surviving Corporation or an Affiliate thereof, on behalf of the holders of Withholding Options, for subsequent release to such holders of Withholding Options as part of the second regularly scheduled payroll cycle of the Surviving Corporation or such Affiliate following such delivery, in each case, in accordance with their respective Pro Rata Shares. For Tax purposes, the Expense Fund Amount will be treated as having been received and voluntarily set aside by the Company Indemnifying Parties at the time of Closing.
ARTICLE 10
TAX MATTERS
10.1    Tax Returns.
(m)    The Company shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns in respect of the Acquired Companies that are required to be filed (taking into account any extension) on or before the Closing Date, and the Company shall pay, or cause to be paid, all Taxes of the Acquired Companies due on or before the Closing Date. Such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the Company with respect to such items, except as required by Law. At least 15 Business Days prior to filing any such Tax Return, the Company shall submit a copy of such Tax Return, along with supporting workpapers, to Parent for Parent’s review and approval, which approval shall not be unreasonably withheld.
(n)    Except for Special Tax Returns, which shall be handled in accordance with Section 10.3(c), following the Closing Date, Parent shall file all Tax Returns required to be filed by the Acquired Companies after the Closing Date. Parent shall permit the Representative, at the Company Stockholders’ expense, to review and comment on each such Tax Return with respect to a Pre-Closing Tax Period at least 15 days prior to filing. The Representative shall be entitled to comment on such Tax Returns and the Parent shall consider such comments in good faith. To the extent any such Tax Return is not prepared consistent with the past practices of the Company, except as required by Law, Parent shall make changes to such Tax Return reasonably requested by the Representative. If the Parent does not receive comments from the Representative at least five days prior to the filing of such Tax Returns, the Representative shall be deemed to have no comments to such Tax Returns.
(o)    Not later than 10 days prior to the due date of the payment of Taxes on any Tax Returns which Parent has the responsibility to cause to be filed pursuant to Section 10.1(b), without duplication of, or prejudice to, the Parent Indemnified Persons’ rights to indemnification under Section 9.2, Parent shall be entitled to withdraw from the Escrow Fund an amount equal to the amount of Indemnified Taxes, as reasonably determined by Parent, due in respect of such Tax Returns.
(p)    Without the prior written consent of the Representative and except as required by Law, Parent shall not, and shall not allow any Acquired Company to, amend any Tax Return of any Acquired Company for a Pre-Closing Tax Period or carry back any item to any Tax Return of any Acquired Company for a Pre-Closing Tax Period to the extent such amended Tax Return or carryback could reasonably be expected to result in a claim for indemnification pursuant to this Agreement.
10.2    Cooperation. Parent and the Representative agree to furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information and assistance relating to Taxes, including access to books and records, as is reasonably necessary for the filing of all Tax Returns by Parent or the Representative, the making of any election relating to Taxes, the preparation for any audit by any Tax authority and the prosecution or defense of any claim, suit or proceeding relating to any Tax. For clarity, such cooperation by Parent shall include, subject to Section 10.3(c), reasonable assistance relating to the preparing and filing by the Representative of any Special Tax Returns or entering into any voluntary disclosure agreements or other agreements relating to any Special Tax Indemnities Taxes. Each of Parent, the Company and the Representative shall retain all books and records in their possession with respect to Taxes for a period of at least seven years following the Closing Date. Notwithstanding the foregoing or any other provision herein to the contrary, including Section 9.6(b), in no event shall the Representative be entitled to review or otherwise have access to any income Tax Return, or information related thereto, of Parent or its Affiliates (other than income Tax Returns of the Company for Pre-Closing Tax Periods).
10.3    Tax Audits.
(m)    If notice of any Action with respect to Taxes of the Acquired Companies (a “Tax Claim”) shall be received by any party for which any other party may reasonably be expected to be liable, the notified party shall notify such other party or parties in writing of such Tax Claim; provided, however, that the failure of the notified party to give any other party notice as provided herein shall not relieve such other party of its indemnification obligations under Article 9 or this Article 10 except to the extent that such other party is actually and materially prejudiced thereby. Tax Claims shall be considered Third-Party Claims for purposes of Article 9. Notwithstanding any provision herein to the contrary, to the extent that a provision of this Section 10.3 directly conflicts with any provision of Article 9, this Section 10.3 shall govern.
(n)    Parent shall have the right to control the conduct of any Tax Claim with respect to a Straddle Period of any Acquired Company (a “Straddle Tax Claim”). To the extent a Straddle Tax Claim relates to the amount of Taxes attributable to the portion of the Straddle Period ending on the Closing Date, Parent shall keep the Representative informed of all developments on a timely basis, shall provide to the Representative copies of any and all material correspondence from any Governmental Authority related to such Straddle Tax Claim and shall provide the Representative with the opportunity to attend conferences with the relevant Governmental Authority (if reasonably practical) and to review and provide comments with respect to written responses provided to the relevant Governmental Authority. Parent shall not settle, compromise or abandon any Straddle Tax Claim which relates to or may reasonably give rise to Indemnified Taxes without the prior written consent of the Representative, which consent shall not be unreasonably withheld, conditioned or delayed.
(o)    The Representative shall have the right to control the conduct of the portion of any Tax Claim, including the preparing and filing of any Special Tax Returns or entering into any voluntary disclosure agreements or other agreements relating to any Special Tax Indemnities Taxes, with respect to any taxable period of any of the Acquired Companies that relate exclusively to a taxable period ending on or before the Closing Date (excluding any Straddle Period) (a “Pre-Closing Tax Claim”). The Representative shall keep Parent informed of all developments on a timely basis, shall provide to Parent copies of any and all material correspondence from any Governmental Authority related to such Pre-Closing Tax Claim and shall provide Parent with the opportunity to attend conferences with the relevant Governmental Authority and to review and provide comments with respect to written responses provided to the relevant Governmental Authority and to comment on and approve Special Tax Returns. Each party shall bear its own costs for participating in such Pre-Closing Tax Claim (provided that the Representative’s costs shall be considered Representative Expenses as contemplated by Section 9.13(b)). The Representative shall not settle, compromise or abandon any Pre-Closing Tax Claim without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.
10.4    Transfer Taxes. Any transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes) incurred in connection with this Agreement and the transactions contemplated hereby (“Transfer Taxes”) will be borne by the Company Stockholders. The Representative and the Company Stockholders agree to file or cause to be filed in a timely manner all necessary documents (including all Tax Returns) with respect to all such amounts for which the Company Stockholders are so liable. The Representative shall provide Parent with evidence satisfactory to Parent that such Transfer Taxes have been paid by the Company Stockholders.
10.5    Tax Year. For the federal income Tax period immediately following the Closing, the Company shall be included on the federal consolidated income Tax Return of Parent. To the extent consistent with Law, the parties agree and acknowledge that it is intended that the taxable year of the Company shall end as of the close of business on the Closing Date for U.S. federal and applicable state and local income Tax purposes.
10.6    Tax Refunds. Any Tax refund that is received by Parent or any Acquired Company after the Closing Date or that is credited against any Tax to which Parent or any Acquired Company becomes entitled, in each case that relate to any Pre-Closing Tax Period, shall be for the account of the Company Stockholders and Company Optionholders (in accordance with their Pro Rata Shares), and Parent shall pay over to the Representative for the benefit of the Company Stockholders and Company Optionholders (in accordance with their Pro Rata Shares) any such refund without interest, net of costs, expenses and Taxes incurred by Parent or any Acquired Company in connection with obtaining or in connection with the receipt or accrual of such refund within 15 days after receipt or entitlement thereto; provided, however, that Parent shall not be required to pay over to the Representative Tax refunds or amounts credited against Taxes if such Tax refunds or amounts credited against Taxes are (a) included in the calculation of, and increased the value of, the Closing Working Capital Amount pursuant to Section 2.3 or have previously been taken into account in the determination of Indemnified Taxes or (b) attributable to a carry-back of net operating losses or other Tax attributes from any taxable period (or portion of any Straddle Period) beginning after the Closing Date.
ARTICLE 11
MISCELLANEOUS
11.1    Governing Law. Except to the extent a provision of Article 2 is required by Law to be governed by the WBCA, this Agreement shall be governed and construed in accordance with the internal Laws of the State of Delaware, irrespective of its conflicts of law principles. The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located within the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby (including resolution of disputes under Section 9.8(b)), and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court; provided that a judgment rendered by such court may be enforced in any court having competent jurisdiction. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 11.9 or in such other manner as may be permitted by Law, shall be valid and sufficient service thereof. With respect to any particular action, suit or proceeding, venue shall lie solely in the State of Delaware.
11.2    Assignment; Binding Upon Successors and Assigns. This Agreement shall inure to the benefit of the successors and assigns of Parent, including any successor to, or assignee of, all or substantially all of the business and assets of Parent. Except as set forth in the preceding sentence, no party hereto may assign any of its rights or obligations hereunder without the prior written consent of the other parties hereto. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any assignment in violation of this provision shall be void.
11.3    Severability. If any provision of this Agreement, or the application thereof, shall for any reason and to any extent be invalid or unenforceable, then the remainder of this Agreement and the application of such provision to other persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provision.
11.4    Counterparts. This Agreement may be executed in any number of counterparts (including via facsimile, .pdf or other electronic means), each of which shall be an original as regards any party whose signature appears thereon and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all parties reflected hereon as signatories.
11.5    Other Remedies. Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a party hereunder shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law on such party, and the exercise of any one remedy shall not preclude the exercise of any other. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damage. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any State having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.
11.6    Amendments and Waivers. Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only by a writing signed by Parent, the Company and the Representative. The waiver by a party of any breach hereof or default in the performance hereof shall not be deemed to constitute a waiver of any other default or any succeeding breach or default. This Agreement may be amended by the parties hereto as provided in this Section 11.6 at any time before or after adoption of this Agreement by the Company Stockholders, but, after such adoption, no amendment shall be made which by Law requires the further approval of the Company Stockholders without obtaining such further approval. At any time prior to the Effective Time, each of the Company and Parent may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties made to it contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for its benefit contained herein. No such waiver or extension shall be effective unless signed in writing by the party against whom such waiver or extension is asserted. The failure of any party to enforce any of the provisions hereof shall not be construed to be a waiver of the right of such party thereafter to enforce such provisions.
11.7    Expenses. Except as otherwise expressly provided herein, whether or not the Merger is successfully consummated, each party shall bear its respective legal, accountants, and financial advisory fees and other expenses incurred with respect to this Agreement, the Merger and the transactions contemplated hereby, it being the intention of the parties that if the Merger is consummated, the Transaction Fees be taken into account in calculating the Adjusted Transaction Value as set forth herein. Parent shall pay 50% of any filing fee required under the HSR Act.
11.8    Attorneys’ Fees. Should suit be brought to enforce or interpret any part of this Agreement, the prevailing party shall be entitled to recover, as an element of the costs of suit and not as damages, reasonable attorneys’ fees to be fixed by the court (including costs, expenses and fees on any appeal). The prevailing party shall be entitled to recover its costs of suit, regardless of whether such suit proceeds to final judgment.
11.9    Notices. All notices and other communications required or permitted under this Agreement shall be in writing and shall be either hand delivered in person, sent by facsimile, sent by electronic mail, sent by certified or registered first-class mail, postage pre-paid, or sent by nationally recognized express courier service. Such notices and other communications shall be effective upon receipt if hand delivered or sent during normal business hours by facsimile or electronic mail (effective as of the delivery of the facsimile confirmation), three Business Days after mailing if sent by mail, and one Business Day after dispatch if sent by express courier or after receipt if not sent during normal business hours by facsimile or electronic mail, to the following addresses, or such other addresses as any party may notify the other parties in accordance with this Section 11.9:
If to Parent or Merger Sub:
Vonage Holdings Corp.
23 Main Street
Holmdel, NJ 07733
Attention:     David Pearson, Chief Financial Officer
    Kurt Rogers, Chief Legal Officer
Fax No.:    (732) 202-5221
E-Mail:    david.pearson@vonage.com
    kurt.rogers@vonage.com
with a copy (which shall not constitute notice) to:
Weil, Gotshal & Manges LLP
201 Redwood Shores Parkway
Redwood Shores, CA 94065
Attention:    Craig W. Adas
Fax No.:    (650) 802-3100
E-Mail:    craig.adas@weil.com
If to the Company:
Telesphere Networks Ltd.
9237 E. Via de Ventura, Suite 250
Scottsdale, AZ 85258
Attention:    Clark Peterson, CEO
Fax No.:    (480) 385-7017
E-Mail:    cpeterson@telesphere.com
with a copy (which shall not constitute notice) to:
Snell & Wilmer L.L.P.
400 East Van Buren Street, Suite 1900
Phoenix, AZ 85004
Attention: Daniel Mahoney
Fax No.: (602) 382-6070
E-Mail: dmahoney@swlaw.com
and to:
Rally Capital, LLC
2365 Carillon Point
Kirkland, WA 98033
Attention:    Dennis Weibling
Fax No.:    (425) 576-8249
E-Mail:    dennis@rallycapllc.com
If to the Representative:
John Chapple
Hawkeye Investments LLC
2365 Carillon Point
Kirkland, WA 98033
Fax No.:    (425) 893-7821
E-Mail:    john.chapple@hawkeyeinv.com
and
Gary B. O’Malley
Harvest Partners, LLC
12405 223rd Street SE
Snohomish, WA 98296
Fax No.:    (360) 668-1600
E-Mail:    garyo@ignitionpartners.com
with a copy (which shall not constitute notice) to:
Rally Capital, LLC
2365 Carillon Point
Kirkland, WA 98033
Attention:    Dennis Weibling
Fax No.:    (425) 576-8249
E-Mail:    dennis@rallycapllc.com
11.10    Waiver of Jury Trial. Each party hereto acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party hereto certifies and acknowledges that (a) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) each such party understands and has considered the implications of this waiver, (c) each such party makes this waiver voluntarily, and (d) each such party has been induced to enter into this Agreement by, among other things, the waivers and certifications in this Section 11.10.
11.11    Interpretation; Rules of Construction. The terms “hereof,” “herein” and similar terms refer to this Agreement as a whole (including the Company Disclosure Letter and the Exhibits and Schedules hereto), and when a reference is made in this Agreement to Exhibits, Schedules, Sections or Articles, such reference shall be to an Exhibit or Schedule to, Section of or Article of this Agreement, respectively, unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” When a reference is made to a specific Law, act or statute, such reference shall include any regulations promulgated thereunder. Any agreement, instrument or statute defined or referred to herein means such agreement, instrument, or statute, in each case, as from time to time amended, modified or supplemented (in the case of agreements or instruments, if permitted under this Agreement), including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession or comparable successor statutes. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The terms defined herein have the meanings assigned to them in this Agreement and include plural as well as the singular. Pronouns of either gender or neuter shall include, as appropriate, the other pronoun forms. Unless stated otherwise, the terms “dollars” and “$” shall mean United States dollars. The parties hereto agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.
11.12    Third-Party Beneficiary Rights. No provisions of this Agreement are intended, nor shall be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, employee, Affiliate, stockholder, partner or any party hereto or any other Person unless specifically provided otherwise herein and, except as so provided, all provisions hereof shall be personal solely between the parties to this Agreement; provided that Section 6.4 is intended to benefit the Company Indemnified Parties and Article 9 is intended to benefit the Parent Indemnified Persons and the Securityholder Indemnified Persons.
11.13    Public Announcement. Parent may issue such press releases, and make such other disclosures regarding the Merger, as it determines are required under applicable securities Laws or regulatory rules or as it deems otherwise appropriate; provided that, to the extent reasonably practicable, Parent shall consult with the Company prior to issuing any such press release or making any such disclosures regarding the Merger. The Company shall not make any public announcement relating to this Agreement or the transactions contemplated hereby without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).
11.14    Confidentiality.
(a)    The Company and Parent hereby amend the ninth paragraph of the Confidentiality Agreement in its entirety to read as follows:
“This Agreement shall expire on the earlier of (a) the closing of the merger contemplated by that certain Agreement and Plan of Merger among Vonage Holdings Corp., Thunder Acquisition Corp., Telesphere Networks Ltd., and each of John Chapple and Gary O’Malley, collectively as the Representative, dated as of November 4, 2014 (the “Merger Agreement”) and (b) one year from the date of the Merger Agreement, provided that the confidentiality and non-disclosure obligations of the Receiving Party shall survive the expiration of this Agreement, and provided, further, that such expiration shall not relieve any party from liability for breach of this Agreement occurring before such expiration.”
(b)    From and after the Closing, the restrictions on the use and disclosure of Evaluation Material (as such term is defined in the Confidentiality Agreement) set forth in the Confidentiality Agreement shall not apply to Parent or its Affiliates and their respective Representatives (as such term is defined in the Confidentiality Agreement) with respect to any information relating to the Company Business.
(c)    Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement or any Company Ancillary Agreement, after the Closing: (i) all Evaluation Material included in the Company Intellectual Property Rights or embodied in the Company Technology and Company Intellectual Property Rights that are not owned by a third Person shall be the confidential information of Parent (and not of the Acquired Companies or any of their Affiliates) for purposes of the Confidentiality Agreement, regardless of whether such Evaluation Material or Technology were identified or otherwise designated as “confidential,” and (ii) Parent shall be considered the “Company” under the Confidentiality Agreement and the Acquired Companies and any of their Affiliates who have had access to Evaluation Material included in the Company Intellectual Property Rights or embodied in the Company Technology or Company Intellectual Property Rights that are not owned by a third Person shall be considered the “Receiving Party” under the Confidentiality Agreement. The Acquired Companies and any of their Affiliates who have had or will have access to such Evaluation Material or Technology shall be bound by the terms of the Confidentiality Agreement, and, for the avoidance of doubt, Parent shall have no obligations under the Confidentiality Agreement with respect to such Evaluation Material or Technology.
(d)    The parties agree to continue to abide by the terms of the Confidentiality Agreement, as amended pursuant to this Section 11.14. The Representative agrees to hold this Agreement and each document contemplated hereby in confidence and not disclose the terms of thereof or the transactions contemplated thereby to any third party.
11.15    Entire Agreement. This Agreement, the Exhibits and Schedules hereto, the Company Ancillary Agreements, the Company Disclosure Letter, the Parent Ancillary Agreements, the Confidentiality Agreement and the Merger Sub Ancillary Agreements constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect hereto or thereto. The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof.
[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

PARENT
VONAGE HOLDINGS CORP

By: /s/ David Pearson
Name:    David Pearson
Title:    Chief Financial Officer

MERGER SUB
THUNDER ACQUISITION CORP.

By: /s/ David Pearson
Name:    David Pearson
Title:    President

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

COMPANY
TELESPHERE NETWORKS LTD.

By: /s/ Clark Peterson
Name: Clark Peterson
Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

REPRESENTATIVE

/s/ John Chapple

    John Chapple

/s/ Gary O’Malley

    Gary O’Malley